Longs Drugs

Live healthy. Live happy. Live Longs.

Longs Drug Stores Corporation
Fiscal Year Ended January 25, 2007

- **2007 Letter to Stockholders**
- **Notice of Annual Meeting and Proxy Statement**
- **2007 Annual Report on Form 10-K**

Description of Business

Longs Drug Stores Corporation has a long history of serving the health and well-being needs of consumers. Founded in California in 1938, Longs operates a chain of drug stores and provides pharmacy benefit services through its wholly-owned subsidiary, RxAmerica, LLC. A Fortune 500 Company, Longs Drug Stores Corporation was listed on the New York Stock Exchange under the stock symbol LDG in 1971. Corporate headquarters are located in Walnut Creek, California.

Drug Store Chain

Longs Drugs is one of the most recognized retail drug store chains on the West Coast and in Hawaii. The Company offers a wide assortment of merchandise focusing on health, wellness, beauty and convenience. In addition to providing expert pharmacy services, Longs promotes health and wellness by providing information, education and a variety of services in its stores including immunizations, health screenings, and one-on-one counseling with pharmacists.

Longs also provides prescription drug mail order services to retail drug store and pharmacy benefit management customers.

Pharmacy Benefit Services

Through its wholly-owned subsidiary, RxAmerica, Longs provides pharmacy benefit management services including plan design, formulary management and claims processing for third party health plans and other organizations throughout the U.S. In addition, RxAmerica offers prescription drug plans to Medicare beneficiaries in all 50 states and the District of Columbia. Located in Salt Lake City, Utah, RxAmerica covers approximately 7.1 million lives. More information about RxAmerica is available at www.rxamerica.com.

www.Longs.com

Internet prescription services and health information are available on the Company's web site. Investor information is also available on this site.

Longs Drugs

2007 Letter to Stockholders

Notice of 2007 Annual Meeting and Proxy Statement

2007 Annual Report on Form 10-K

Letter to Stockholders
Proxy
Form 10-K

To Our Stockholders:

Fiscal 2007 was a year of significant achievement for Longs Drugs. We executed a number of complex initiatives and achieved several milestones. Our revenues surpassed $5 billion for the first time; we opened our 500th store; we opened a new 800,000 square foot distribution center; and we launched new prescription drug plans for Medicare beneficiaries. We also continued to make progress on our strategic initiatives to make Longs a stronger competitor and more profitable company.

In addition, I am pleased to report that we have doubled our net income in the last four years. We are encouraged by our progress and the strong foundation we are building for continued growth in an increasingly changing environment.

Financial Highlights

Our Company's total consolidated revenues increased 9.1 percent to $5.1 billion in Fiscal 2007 from $4.7 billion in Fiscal 2006. Retail drug store sales increased 3.5 percent and same-store sales increased 2.0 percent. Pharmacy benefit services generated $320.4 million in revenues in Fiscal 2007 compared with $53.5 million last year, primarily due to the growth of our prescription drug plans for Medicare beneficiaries.

Our Fiscal 2007 net income was $74.5 million, or $1.95 per diluted share, including a $3.8 million after-tax net charge for asset impairment related to the planned disposition of 31 stores. This compared with Fiscal 2006 net income of $73.9 million, or $1.93 per diluted share, including a $6.6 million after-tax net gain on the sale of our Lathrop distribution facility.

As a result of our improved operating performance, we generated $183 million in net cash from operating activities. Over the last three years, we have generated more than a half billion dollars in net cash through operations. Substantially all of this cash has been reinvested in the continued growth of Longs or paid out to stockholders in the form of dividends and share repurchases, while we have continued to reduce our debt. As a result of prudent financial management, we have the financial flexibility to fund the continued investments necessary to pursue our goals.

Capital expenditures for Fiscal 2007 totaled $150 million. Also during the fiscal year, we paid cash dividends of $0.56 per share of common stock and repurchased 984,000 shares of common stock at an average price of $44.83. We ended the year with a debt to total capital ratio of 13 percent.

I'd like to report now on the progress of our strategic initiatives.

Accomplishing our Strategic Initiatives

I'm happy to report that Longs is accomplishing its strategic initiatives and generating tangible results and benefits. Highlights include:

Strengthened pharmacy operations

Fiscal 2007 was a significant year for our pharmacy business under the first full year of the new Medicare drug benefit. Our pharmacy professionals expended great effort, care and concern as they helped our customers achieve a smooth transition to the new drug benefit.

We also learned a great deal about the negative impact that lower Medicare reimbursement has had on our pharmacy and our drug store profitability throughout the first year of the new Medicare drug benefit. As Medicare and Medicaid represented approximately 20 percent of our annual pharmacy sales last year, these lower reimbursements caused us to take a number of actions in our retail drug stores to offset them. We have become even more aggressive about growing our script count and increasing our generic penetration, and we have accelerated our initiatives surrounding efficiencies in the pharmacy through increased utilization of technology, training and better managing workflow processes.

Competitive merchandising

Another area of accomplishment is the establishment of a very effective merchandise platform that is well accepted by our customers. Today, 85 percent of our front-end sales are generated by our core categories of health, wellness, beauty and convenience. We plan to make continued progress on fully realizing all of the benefits of our merchandising strategy through improved store execution in these core categories, and we are making significant progress on our private brands, supply chain systems, self distribution and store execution.

New distribution center

We opened a new 800,000 square foot distribution center last July and were delighted by the number of employees at the existing distribution facility who agreed to move with us to the new facility 35 miles away. Their allegiance to Longs helped us achieve higher levels of productivity in the new facility more quickly than originally anticipated. An endeavor of this magnitude involves the entire organization and extraordinary collaboration to achieve a smooth transition at the store level. We are proud of the entire Longs team for meeting the challenges of this complex transition that was virtually imperceptible to our customers.

The addition of this facility has helped us to increase our self-distribution of front-end merchandise to 65 percent from the 40 percent we self distributed when we broke ground on the new facility, and our goal is to be self-distributed on 80 percent of our front-end merchandise on the Mainland by the end of this year.

Operational efficiency

Our ability to tackle more complex initiatives and our ability to return to more substantial unit growth are indications of how much improvement we have achieved in store operations.

We plan to continue to make progress on established performance measurements, standardized processes, and training and development programs that we believe will further improve our workflow processes and store execution. During the last two years, the number of training hours for our store managers has increased 25 percent. In addition, the combination of our supply chain systems and increased self-distribution of front-end merchandise on the Mainland are very well aligned with our goals to achieve better control over our merchandise inventory and in-stock position.

Realigning and upgrading our store base

To better serve our time-constrained customers, we are realigning and upgrading our store base. Our accelerated expansion during this past year resulted in a net addition of 33 stores. We opened 16 new stores, relocated 7 stores and closed 4 stores. We acquired 21 Network Pharmacies in June of last year that average approximately 1,100 square feet, and we recently announced our agreement to purchase four Pharmerica stores that are similar in size. Future expansion plans incorporate a mix of full service retail drug stores and smaller pharmacies that average 1,000 to 3,000 square feet.

As our operations improved, we have regularly reevaluated our existing store base in relationship with our market position and future expansion plans. As the result of our recent review, we plan to open or relocate 25 to 30 stores this year in California, Hawaii and Nevada and plan to close and market the assets of all of the 23 stores in Colorado, Oregon and Washington.

Remaining on track with our store upgrades, we remodeled 40 more stores this past year, bringing our total number of stores with our new look and format to 181 stores or 37 percent of our chain. We are building free-standing stores and adding drive-through pharmacies whenever we can to both new stores and remodeled stores. Currently, 33 stores have drive-through pharmacies, which is up from the 20 we operated a year ago.

Delivering outstanding patient care and customer service

On the patient side of our business, our commitment to customer service and quality care at affordable prices is demonstrated by the enhanced support we provide to Longs pharmacists so that they can do what they do best—*counsel and educate their patients and perform medication therapy management*—thereby reducing the overall costs of health care which is important to our customers, our third party payors and our market share.

We have invested heavily in technology such as central prescription fill centers, robotics and dispensing that result in improved service and shorter wait times at the pharmacy counter. In addition, we have developed a professional services center and expanded our call center to provide support for clinical management, specialty pharmacy, third party and store services. Our proactive compliance and persistence programs have the goal of reducing the emergence of medical complications while increasing our patients' chances for recovery.

Expansion of pharmacy benefit services

Our wholly-owned subsidiary, RxAmerica, launched prescription drug plans for Medicare beneficiaries effective January 1, 2006. We priced the plans for value, held the line on start-up costs and showed the Centers for Medicare and Medicaid Services that we could help them save money. RxAmerica accomplished all of this while continuing to grow our pharmacy benefit management business.

The experience we gained during the first six months of 2006 guided our bids for the current plan year that began on January 1, 2007. We lowered our premiums and were successful in expanding our coverage to all 50 states.

We are pleased with the continued success of RxAmerica and its contributions to the profitability of our Company.

Management Changes

We are also happy to report the following management changes in the last year.

Karen L. Stout joined our Company in May of 2006 as our new Executive Vice President and Chief Operating Officer. She is responsible for pharmacy and store operations, marketing, merchandising, construction and loss prevention. Karen has more than 27 years of retail experience including positions with BJ's Wholesale Club, Inc., The Great Atlantic & Pacific Tea Company, Inc. and Harris Teeter Supermarkets, Inc.

Roger L. Chelemedos, Group Vice President and Controller, was promoted to Senior Vice President of Finance, Controller and Treasurer in May of 2006. Roger joined Longs in 2002 as Vice President and Controller. Immediately prior to joining us, he was a partner at Arthur Andersen LLP and Andersen Worldwide Societe Cooperative.

Board of Directors

We also have the following Board-related changes to report.

Robert M. Long, Chairman Emeritus, is retiring from our Board of Directors. Although he has served on the Board for 38 years, his career at Longs actually began 53 years ago in the summer of 1954. Bob was elected to the Board of Directors in 1968 and was elected President of Longs Drugs in 1975. On February 26, 1991, he was elected Chairman and Chief Executive Officer. The Company had grown to 416 stores generating $3.7 billion in sales by 2000 when he relinquished the Chief Executive Officer title. Bob continued to serve on the Board of Directors as Chairman from 2000 to 2003 and afterward as Chairman Emeritus. He has had a remarkable career and is leaving a legacy that will continue for many, many years to come. The Board of Directors and all of the employees at Longs extend our deepest appreciation and gratitude to Bob for his dedication and his contributions to our Company.

Evelyn S. Dilsaver, President and Chief Executive Officer of Charles Schwab Investment Management Inc., joined our Board of Directors in March of 2007. She joined Schwab in 1991 and advanced to her current position of overseeing the management of multiple fund companies totaling more than $190 billion in assets. We are delighted to have Ms. Dilsaver join our Board.

As an update on our Board composition, during the last six years, we have worked to align the composition of our Board of Directors with current governance practices. Currently, eight of the ten Directors on the Board are independent. Additionally, we are pleased with our efforts to achieve greater Board diversity to better reflect the diversity of our customers and the markets we serve.

Outlook for Fiscal 2008

In closing, I would like to comment on the chain drug store industry. This is an extraordinary time for the industry, and recently, questions have surfaced about the future of third party reimbursements, including government plans, the delivery of services across all channels of pharmaceutical distribution, the role of retail drug stores in the delivery of pharmacy services, and pricing philosophies between and among retail classes of trade.

During this monumental time of change in the industry in which we operate, we are taking steps to address the challenges we face.

We are enhancing our core competencies and building a stronger foundation for continued growth in this increasingly changing environment. We have made significant progress in making Longs Drugs a stronger competitor and more profitable company by addressing the efficiency and productivity issues that had made Longs a higher cost operator in the past. And while working on our broad strategic initiatives, we are also investing in business development opportunities, expanding our pharmacy services, strengthening our managed care relationships, increasing our utilization of technology, returning to more aggressive store expansion, and growing our mail order capabilities.

This is a great business with prospects for continued growth driven by demographic and social trends. We are excited about our future and believe we are in a very good position to respond successfully to changes in our industry. We are confident in our ability to remain relevant to our customers and effective across all channels of prescription drug delivery while remaining competitive in the marketplace and pursuing continued profitable growth.

I want to thank the 22,000 Longs employees who have contributed to the progress we have made in making Longs a stronger competitor and more profitable company. The extraordinary efforts of our employees have allowed us to navigate substantial and positive change. Without their support, the progress we have made would not have been possible. This is a very exciting time for us; and on behalf of the entire management team, I thank you for investing in Longs.



Warren F. Bryant
Chairman, President and
Chief Executive Officer

Longs Drugs

Executive Offices
141 North Civic Drive
Walnut Creek, California 94596

NOTICE OF THE
2007 ANNUAL MEETING OF STOCKHOLDERS

The Annual Meeting of Stockholders of Longs Drug Stores Corporation will be held at the Shadelands Arts Center, 111 North Wiget Lane (at Ygnacio Valley Road), Walnut Creek, California, on Tuesday, May 22, 2007 at 11:00 a.m., Pacific Daylight Time, for purposes of:

- electing three directors;
- ratifying our retention of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2008; and
- transacting such other business as may properly be brought before the meeting or any adjournment or postponement of the meeting.

Only stockholders of record at the close of business on Friday, March 9, 2007 will be entitled to vote at the meeting and any adjournment or postponement of the meeting.

If you are unable to be present, you can vote your shares by either telephone or the Internet or by signing the enclosed proxy card and returning it in the enclosed postage paid envelope.

Walnut Creek, California
March 19, 2007

By Order of the Board of Directors,

William J. Rainey

WILLIAM J. RAINEY
Secretary

WE URGE STOCKHOLDERS TO MARK, SIGN AND RETURN PROMPTLY THE ACCOMPANYING PROXY CARD OR TO VOTE OVER THE INTERNET OR BY TELEPHONE.

PROXY STATEMENT

TABLE OF CONTENTS

Longs Drugs

Executive Offices
141 North Civic Drive
Walnut Creek, California 94596

PROXY STATEMENT

About the Annual Meeting

As one of our stockholders, you are being asked to vote on the following matters: (1) the election of three directors, and (2) the ratification of the appointment of our independent registered public accounting firm for the fiscal year ending January 31, 2008. Your proxy is being solicited on behalf of our board of directors. The approximate date on which this proxy statement and form of proxy are first being sent or given to our stockholders is March 23, 2007. Longs Drug Stores Corporation operates primarily through Longs Drug Stores California, Inc., a wholly-owned subsidiary. References to "we," "us," "our" or our "company" in this proxy statement include, as appropriate, Longs Drug Stores Corporation and its subsidiaries.

Who is entitled to vote at the annual meeting?

Only stockholders of record at the close of business on March 9, 2007 will be entitled to notice of and to vote at the annual meeting and any adjournment or postponement of the meeting. Each share is entitled to one vote on matters to be acted upon at the annual meeting. As of March 9, 2007, we had 37,754,878 shares of common stock outstanding.

How do I vote my shares at the annual meeting?

If you are a "record" stockholder of our common stock (that is, if you hold common stock in your own name in our stock records maintained by our transfer agent, Wells Fargo Shareowner Services), you may complete and sign the accompanying proxy card and return it to us or deliver it in person. In addition, you may vote through the Internet or by using a toll-free telephone number by following the instructions included with your proxy card. Please be aware that if you vote over the Internet, you may incur costs such as telephone and Internet access charges for which you will be responsible. The Internet and telephone voting facilities for stockholders of record will close at 10:00 a.m., Pacific Daylight Time, on May 21, 2007.

"Street name" stockholders of our common stock (that is, stockholders who hold our common stock through a broker or other nominee) who wish to vote at the annual meeting will need to obtain a proxy form from the institution that holds their shares and follow the voting instructions on that form.

If you are a participant in our Employee Savings and Profit Sharing Plan, you will receive a proxy card for all shares that you own through this plan. The proxy card will serve as a voting instruction card for the trustees or administrators of the plan. If you own shares through the plan and do not vote, the plan trustees will vote your plan shares in the same proportion as shares for which instructions were received under the plan.

How does the board of directors recommend that I vote my shares?

Unless you give other instructions on your proxy card, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of our board of directors. Our board's recommendation is set forth together with the description of each item in this proxy statement. In summary, the board recommends a vote:

- FOR the directors' proposal to elect the nominated directors, as set forth on page 4 of this proxy statement; and
- FOR the directors' proposal to ratify the retention of our independent registered public accounting firm, as set forth on page 6 of this proxy statement.

With respect to any other matter that properly comes before the annual meeting, the proxy holders will vote as recommended by our board of directors or, if no recommendation is given, in their own discretion in the best interests of our company and our stockholders. As of the date of this proxy statement, our board of directors had no knowledge of any business other than that described in this proxy statement that would be presented for consideration at the annual meeting.

Can I change my vote after I return my proxy card or after I vote electronically or by telephone?

You may revoke your proxy at any time before its exercise by filing with our corporate secretary a written revocation or a duly executed proxy bearing a later date. You may also revoke your proxy by attending the annual meeting and voting in person.

What constitutes a quorum for purposes of the annual meeting?

The inspector of elections will tabulate votes cast by proxy or in person at the annual meeting. The inspector of elections will also determine whether or not a quorum is present. In general, Maryland law provides that the presence, in person or by proxy, of the holders of a majority of the outstanding shares entitled to vote is necessary to constitute a quorum at the annual meeting for the election of directors and for the other proposals. The inspector of elections will treat abstentions and broker non-votes as shares that are present and entitled to vote for purposes of determining the presence of a quorum. A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

What vote is required to approve each item?

Directors will be elected by a plurality of the votes cast that are present in person or represented by proxy. Abstentions, withheld votes and broker non-votes will not affect the election of directors. Ratification of the retention of our independent registered public accounting firm requires the affirmative vote of a majority of the votes present, in person or by proxy, and entitled to vote on the proposal. Broker non-votes will not be counted as shares voted on such proposal and will not affect the voting on such proposal. Abstentions will have the same effect as a vote against this proposal. Any proxy that is returned using the form of proxy enclosed, which is not marked as to a particular item, will be voted for the election of the director nominees, for the ratification of the retention of the designated independent registered public accounting firm and, as the proxy holders deem advisable, on other matters that may come before the annual meeting.

What information do I need to attend the annual meeting?

You will need an admission ticket to attend the annual meeting. If you are a record stockholder who received a paper copy of this proxy statement, an admission ticket is included with the mailing and is attached to the proxy card. If you are a street name stockholder or otherwise did not receive an admission ticket, you can bring proof of stock ownership, such as a bank or brokerage account statement or a statement indicating your holdings in our Employee Savings and Profit Sharing Plan, to the annual meeting. If you arrive at the annual meeting without an admission ticket, we will admit you only if we are able to verify that you are a Longs stockholder.

Who will bear the expense of soliciting proxies?

The entire cost of solicitation of proxies will be borne by us. We have engaged MacKenzie Partners, Inc. to assist in the solicitation of proxies from brokers, banks, institutions and other stockholders for an anticipated fee of approximately $4,000, plus reasonable out-of-pocket costs and expenses. Our directors, officers and regular employees may solicit proxies by mail, electronic mail, telephone or personal interview without additional compensation. In addition, we may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners.

Is there any other information that I should know about?

Stockholder Proposals

Under the rules of the Securities and Exchange Commission, in order for a stockholder's proposal to be considered for inclusion in our proxy statement for the 2008 annual meeting of stockholders, such proposal must be received at our executive offices at 141 North Civic Drive, Post Office Box 5222, Walnut Creek, California 94596-1222, Attention: Corporate Secretary, no later than the close of business on November 20, 2007. In addition, our bylaws provide for the timing and content of notice which stockholders must provide to our corporate secretary for the nomination of directors or other proposals to be properly presented at a stockholders meeting. Pursuant to these provisions, notice of any such nomination or proposal must be received by us not less than 90 days prior to the date of the meeting.

Financial Statements

We are mailing our Annual Report on Form 10-K, which includes financial statements for the fiscal year ended January 25, 2007, to all stockholders concurrently with the mailing of this proxy statement. A copy of our Form 10-K for such fiscal year (as well as a copy of our Code of Business Conduct and Ethics) is available without charge on our website at www.longs.com or in print by writing to Longs Drug Stores Corporation, Attention: Corporate Secretary, 141 North Civic Drive, Walnut Creek, California 94596-3858.

Anthony G. Wagner was Vice President of Kaiser Foundation Health Plan, Inc. from January 2005 until his retirement in January 2007. Mr. Wagner served as the Chief Executive Officer of Hospital Systems of the San Francisco Department of Public Health from 2001 to 2003. He was Chief Executive Officer of Community Health Network of San Francisco from 1998 to 2001. He was Executive Administrator of Laguna Honda Hospital from 1988 to 1998. Mr. Wagner chairs the Compensation Committee and is a member of the Governance and Nominating Committee. He has been one of our directors since 1999.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF EVELYN S. DILSAVER, LISA M. HARPER AND HAROLD R. SOMERSET.

Proposal 2.

Ratification of Independent Registered Public Accounting Firm

Our Audit and Finance Committee has engaged and retained the firm of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2008. We expect representatives of Deloitte & Touche LLP to be present at our annual meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR RATIFICATION OF THE RETENTION OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING JANUARY 31, 2008.

II. CORPORATE GOVERNANCE AND RELATED MATTERS

GOVERNANCE OF THE COMPANY

Pursuant to the Maryland General Corporation Law and our company's bylaws, our company's business, property and affairs are managed by or under the direction of our board of directors. Members of our board are kept informed of our company's business through discussions with the Chief Executive Officer and other officers, by reviewing materials provided to them and by participating in meetings of our board and its committees.

We have three standing committees of our board of directors: the Audit and Finance Committee, the Compensation Committee and the Governance and Nominating Committee. Our board has adopted a charter for each of the three standing committees and Corporate Governance Guidelines (the "Guidelines") to address significant corporate governance issues. We have also adopted a Code of Business Conduct and Ethics that is designed to help directors and employees resolve ethical issues in an increasingly complex global business environment. All of our corporate governance materials, including the Corporate Governance Guidelines, Code of Business Conduct and Ethics, and board committee charters, are published on our website at www.longs.com/governance.html. These materials are also available in print to any stockholder by writing to Longs Drug Stores Corporation, Attn: Corporate Secretary, 141 North Civic Drive, Walnut Creek, CA 94596. Please note that the information on our website is not incorporated by reference in this proxy statement.

CORPORATE GOVERNANCE GUIDELINES

The Guidelines provide a framework for our corporate governance initiatives and cover topics, including, but not limited to, board and committee composition, director compensation, director tenure, limitation on other board service, CEO succession planning, stock ownership guidelines for directors and executive officers, and process for review and approval of related party transactions.

The Guidelines provide that a majority of the members of the board must meet the criteria for independence as required by the listing standards of the New York Stock Exchange (the "NYSE"). The Governance and Nominating Committee reviews annually the relationships that each director has with our company. Following such annual review, only those directors who our board of directors affirmatively determines have no material relationship with our company (either directly or as a partner, shareholder or officer of an organization that has a relationship with our company) are considered independent directors, subject to additional qualifications prescribed under the listing standards of the NYSE. In this regard, our board of directors has determined that Messrs. Barnes, Dashe, Somerset, and Wagner, Ms. Dilsaver, Ms. Harper, Dr. Metz and Ms. Tanoue, constituting a majority of the directors, are independent in accordance with applicable law and NYSE rules. In making that determination, the board of directors applied the following standards, in addition to any relevant facts and circumstances:

- A director who is our employee, or whose immediate family member is one of our executive officers, is not independent until three years after the end of such employment relationship; *provided, however*, that employment as an interim chief executive officer shall not disqualify a director from being considered independent following that employment.
- A director who receives, or whose immediate family member receives, more than $100,000 per year in direct compensation from our company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $100,000 per year in such compensation; *provided, however*, compensation received by a director for former service as an interim chief executive officer shall not be considered in determining independence.

- A director who is affiliated with or employed by, or whose immediate family member is affiliated with or employed in a professional capacity by, a present or former internal or external auditor of our company is not "independent."
- A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of our company's present executives serve on that company's compensation committee is not "independent" until three years after the end of such service or the employment relationship.
- A director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, us for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues, is not "independent" until three years after falling below such threshold.

In addition, each member of our three standing committees of our board of directors is independent under the rules of the NYSE, and each member of our Audit and Finance Committee also meets the independence requirements set forth in Rule 10A-3(b)(1) of the Securities Exchange Act of 1934.

Related Party Transactions

In February 2007, our board of directors amended the Guidelines to include a policy for advance approval by the Governance and Nominating Committee of related party transactions or, when advance approval is not feasible, ratification of the related party transaction. The policy allows for a "standing pre-approval" mechanism and delineates certain pre-approved related party transactions.

CODE OF BUSINESS CONDUCT AND ETHICS

The Code of Business Conduct and Ethics applies to all directors and employees, including the Chief Executive Officer, the Chief Financial Officer, the Corporate Controller, the General Counsel and any other employee with any responsibility for the preparation and filing of documents with the Securities and Exchange Commission. The Code of Business Conduct and Ethics covers topics including, but not limited to, compliance with laws and regulations, conflicts of interest, confidentiality, financial reporting and public communications, health and safety matters and employment practices. We may post amendments to or waivers of the provisions of the Code of Business Conduct and Ethics, if any, made with respect to any of our directors and executive officers on our website at www.longs.com/governance.html.

BOARD OF DIRECTORS' MEETINGS, COMMITTEES AND FEES

During the fiscal year ended January 25, 2007, our board of directors met six times. During fiscal 2007, each director attended more than 75% of all meetings of the board of directors and the committees upon which he or she served. Board members are expected to attend our annual meetings. At our 2006 annual meeting of stockholders, all members of our board and nominees for election to our board were present.

Lead Director

Our bylaws provide that if at any time our chairman of the board shall be an executive officer or former executive officer or for any reason shall not be an independent director, a Lead Director shall be selected by the board's independent directors from among the directors who are not one of our executive officers or former executive officers and are otherwise independent. Since our current chairman of the board is our chief executive officer, our board has appointed a Lead Director. In the absence of our board's chairman, our Lead Director presides as chairman of meetings of our board and the meetings in executive session. Our Lead Director also performs such other duties as are assigned to him. Murray H. Dashe has served as our Lead Director since 2006.

Audit and Finance Committee

Our Audit and Finance Committee operates pursuant to a charter, which was adopted in March 2004 and is attached to this proxy statement as Appendix A. The charter is also available on our website at www.longs.com/governance.html.

The Audit and Finance Committee Charter requires that the Audit and Finance Committee be comprised of at least three members, all of whom shall satisfy the independence requirements of the NYSE and Rule 10A-3(b)(1) of the Securities Exchange Act of 1934 and be financially literate as determined by our board of directors in its business judgment or must become financially literate within a reasonable period of time after his or her appointment to this committee. In addition, at least one member must be an "audit committee financial expert," as defined by the Securities and Exchange Commission. The Audit and Finance Committee Charter also provides that the Audit and Finance Committee will consider at least annually whether we should rotate independent auditing firms. The current committee members are Leroy T. Barnes, Jr., who is the Chairperson, Murray H. Dashe, Evelyn S. Dilsaver, Mary S. Metz, Ph.D., and Donna A. Tanoue, all of whom meet the independence requirements of the NYSE and applicable laws. Our board has determined that Messrs. Barnes and Dashe and Ms. Dilsaver are audit committee financial experts as defined by the rules of the Securities and Exchange Commission. Our Corporate Governance Guidelines provide that members of the Audit and Finance Committee may not serve on the audit committees of the boards of directors of more than two other public companies at the same time as they are serving on our Audit and Finance Committee, unless our board determines that such simultaneous service would not impair the ability of such member to effectively serve on our Audit and Finance Committee and we disclose such determination in our annual proxy statement. Leroy T. Barnes, Jr., the chair of our Audit and Finance Committee, serves on the audit committees of the boards of directors of three other public companies. Our board determined that such simultaneous service would not impair Mr. Barnes' ability to effectively serve on our Audit and Finance Committee.

The Audit and Finance Committee Charter gives the committee the authority and responsibility for the appointment, compensation, retention and general oversight of our independent registered public accounting firm, including pre-approval of all audit and non-audit services to be performed by our independent registered public accounting firm and resolution of any disagreements between management and the independent auditor regarding financial reporting. The Audit and Finance Committee Charter also gives this committee broader authority to fulfill its obligations under SEC and NYSE requirements. The Audit and Finance Committee meets with our management and our independent registered public accounting firm to review and discuss, among other topics: (A) major issues regarding accounting principles and financial statement presentation, including any major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies; (B) any analyses prepared by management or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of our financial statements; and (C) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our financial statements. This committee also meets periodically with our internal auditors to discuss, among other things, any issues that the internal auditor believes warrant audit committee attention. The Audit and Finance Committee examines, at least annually, the independence and quality control procedures of our independent registered public accounting firm and the experience and qualifications of the independent auditor's senior personnel that are providing audit services to us. In addition, among its other responsibilities, the Audit and Finance Committee meets to review and discuss our annual and quarterly reports on Forms 10-K and 10-Q, including our disclosures under Management's Discussion and Analysis of Financial Condition and Results of Operations and our earnings releases before they are published. This committee met seven times during the fiscal year ended January 25, 2007. See the Report of the Audit and Finance Committee beginning on page 14 of this proxy statement for more information.

Compensation Committee

The Compensation Committee Charter requires that the Compensation Committee be comprised of at least two directors as determined by our board, none of whom shall be an employee of our company and each of whom shall (1) satisfy the independence requirements of the NYSE, (2) be a "non-employee director" within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934, and (3) be an "outside director" under the regulations promulgated under Section 162(m) of the Internal Revenue Code of 1986, as amended. The Compensation Committee's Charter is available on our website at www.longs.com/governance.html. The current members of the committee are Anthony G. Wagner, who is the Chairperson, Murray H. Dashe, Lisa M. Harper, Harold R. Somerset and Donna A. Tanoue, all of whom meet the three independence requirements stated above. This committee met six times during the fiscal year ended January 25, 2007 and has held three meetings so far in fiscal year 2008.

The Compensation Committee has overall responsibility for our executive and director compensation policies and practices. See the "Compensation Discussion and Analysis" section beginning on page 21 for a detailed description of our compensation principles, components and other factors relating to executive compensation. The Compensation Committee's functions include, but are not limited to:

- Determining the compensation of our Chief Executive Officer;
- Approving all other executive officers' compensation, including salary and payments under our short-term incentive program, in each case based in part upon the recommendation of our Chief Executive Officer;
- Granting awards under our long-term incentive plans;
- Managing and periodically reviewing all of our annual bonus, long-term incentive compensation, stock option, employee retirement and benefit plans;
- At least annually, reviewing our compensation philosophy; and
- Annually reviewing director compensation and recommending to the full board for approval the form and amount of director compensation.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee is or has been one of our officers or employees. No "compensation committee interlocks" existed during fiscal 2007.

Governance and Nominating Committee

The responsibilities of the Governance and Nominating Committee include:

- Identification of qualified candidates to become our board members and CEO;
- Selection of nominees for election as directors at the next annual meeting of stockholders or any special meeting of stockholders at which directors are to be elected;
- Selection of candidates to fill any vacancies on our board of directors;
- Development and recommendation to our board of directors of a set of corporate governance guidelines and principles applicable to our company;
- Review and approval or ratification, if appropriate, of any transaction, arrangement or relationship with a related party, as provided in our corporate governance guidelines;
- Oversight of the evaluation of our board, the board committees and management, including our CEO; and
- Review of the effectiveness of the functioning of our board and its committees.

This committee is to be comprised of at least three directors, all of whom (a) shall be "independent" as defined in the rules of the NYSE, and (b) shall have experience, in the business judgment of our board, that would be helpful in addressing the matters delegated to this committee. The Governance and Nominating Committee's Charter is available on our website at www.longs.com/governance.html. The current members of this committee are Mary S. Metz, Ph.D., who is the Chairperson, Leroy T. Barnes, Jr., Murray H. Dashe, Evelyn S. Dilsaver and Anthony G. Wagner, all of whom meet the independence requirements of the NYSE.

When considering candidates for director, this committee takes into account a number of factors, including the following:

- Whether the candidate brings to our board a variety of expertise, experience and diversity;
- Substantial experience in or outside the business community or in the professional, public, academic or scientific communities;
- Conflicts of interest;
- Experience in corporate governance, experience in our industry and/or experience as a board member of another publicly-held company; and
- Whether the candidate is an employee or a former employee of our company.

This committee will consider qualified candidates submitted by stockholders applying the criteria for candidates described above and considering the additional information referred to below. Stockholder recommendations may be submitted to our corporate secretary not less than 90 days prior to the annual meeting of stockholders and include, in addition to the information required by our bylaws:

- If the recommending stockholder or any member of the recommending stockholder group is a natural person, whether the recommended director candidate is not the recommending stockholder, a member of the recommending stockholder group, or a member of the immediate family of the recommending stockholder or any member of the recommending stockholder group;
- If the recommending stockholder or any member of the recommending stockholder group is an entity, whether the recommended director candidate or any immediate family member of the recommended director candidate has been an employee of the recommending stockholder or any member of the recommending stockholder group during the then-current calendar year or during the immediately preceding calendar year;
- Whether the recommended director candidate or any immediate family member of the recommended director candidate has, during the year of the nomination or the immediately preceding calendar year, accepted directly or indirectly any consulting, advisory or other compensatory fee from the recommending stockholder or any member of the group of recommending stockholders or any affiliate of any such holder or member, provided that compensatory fees would not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with such holder or any such member (provided that such compensation is not contingent in any way on continued service);
- Whether the recommended director candidate is an executive officer or director (or person fulfilling similar functions) of the recommending stockholder or any member of the recommending stockholder group, or of an affiliate of the recommending stockholder or any such member of the recommending stockholder group; and
- Whether the recommended director candidate controls the recommending stockholder or any member of the recommending stockholder group (or in the case of a holder or member that is a fund, an interested person of such holder or any such member as defined in Section 2(a)(19) of the Investment Company Act).

This committee met four times during the fiscal year ended January 25, 2007.

Executive Sessions

Non-management directors meet regularly in executive sessions without management. "Non-management" directors are all those who are not our officers and include directors, if any, who are not "independent" by virtue of the existence of a material relationship with us. An executive session of non-management directors is held in conjunction with each regularly scheduled board meeting and other sessions may be called by the Lead Director in his or her own discretion or at the request of the board. Our independent directors also meet in executive sessions at least once a year. All executive sessions of our non-management directors and independent directors are led by our Lead Director. Mr. Dashe has been our Lead Director since 2006.

Contacting the Board of Directors

The Board has established a process to receive communications from stockholders and other interested parties. Any stockholder or other interested party may contact our board or individual members of our board, including our Lead Director or our independent directors, by sending written or email communications to the care of the Corporate Secretary of our company at Longs Drug Stores Corporation, 141 North Civic Drive, Walnut Creek, California 94596, or contactboard@longs.com. The Corporate Secretary of our company will collect and forward all such communications, as appropriate, to our board or specified board member.

Director Compensation In Fiscal Year 2007

The following table sets forth a summary of the compensation we paid to our non-employee directors in fiscal year 2007.

Name(1)	Fees Earned or Paid in Cash ($)	Stock Award ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(4)	Total ($)
Leroy T. Barnes, Jr.	$71,500	$69,894	—	—	—	$ 766	$142,160
Murray H. Dashe	$74,750	$69,894	—	—	—	$ 766	$145,410
Lisa M. Harper	$42,000	$40,021	—	—	—	$ 0	$ 82,021
Robert M. Long	$42,250	$69,894	—	—	—	$ 766	$112,910
Mary S. Metz	$66,250	$69,894	—	—	—	$ 766	$136,910
Harold R. Somerset	$68,750	$69,894	—	—	—	$ 766	$139,410
Donald L. Sorby(5)	$33,000	$15,199	—	—	—	$1,663	$ 49,862
Donna A. Tanoue	$62,250	$59,586	—	—	—	$ 251	$122,087
Anthony G. Wagner	$63,250	$69,894	—	—	—	$ 766	$133,910

(1) Warren F. Bryant, our Chairman, President and Chief Executive Officer, is not included in this table as he is an employee of the company and receives no compensation for his service as a director. Ms. Evelyn S. Dilsaver is not included in this table as she was elected to the board of directors after the end of fiscal year 2007 and thus received no compensation from the company in fiscal year 2007.

(2) Reflects the expense recognized for each non-employee director for the restricted stock computed in accordance with SFAS No. 123-R, but excluding any impact of assumed forfeiture rates. Additional assumptions made in the valuation are discussed under "Stock-based compensation expense" in note 1, "The Company and Significant Accounting Policies," to the company's consolidated financial statements included in its Annual Report on Form 10-K for the year ended January 25, 2007.

The following table shows the aggregate number of restricted stock awards outstanding for each non-employee director as of January 25, 2007, as well as the grant date fair value of stock awards made during fiscal year 2007 computed in accordance with SFAS No. 123-R:

Name	Aggregate Stock Awards Outstanding as of January 25, 2007	Grant Date Fair Value of Stock Awards made during Fiscal 2007
Leroy T. Barnes, Jr.	3,524	$60,031
Murray H. Dashe	3,524	$60,031
Lisa M. Harper	1,337	$60,031
Robert M. Long	3,524	$60,031
Mary S. Metz	3,524	$60,031
Harold R. Somerset	3,524	$60,031
Donald L. Sorby	0	—
Donna A. Tanoue	2,650	$60,031
Anthony G. Wagner	3,524	$60,031

(3) No option grants were made to non-employee directors in fiscal year 2007, and, as of January 25, 2007, no stock options were outstanding to non-employee directors.

(4) Amounts for each director include dividends on restricted stock which matured during fiscal year 2007 along with interest earned on the dividends.

(5) Dr. Sorby retired from our board of directors on May 23, 2006.

Directors who are also employees receive no additional compensation for service as a director. Each other member of the board of directors is paid an annual retainer of $45,000, plus a fee of $1,000 for attendance at each board meeting in excess of ten per year. The Lead Director receives an additional annual retainer of $15,000. Each director who is not one of our employees receives $1,500 for each committee meeting attended. Each committee chairperson receives an annual retainer in the following amounts: $12,000 for the chairperson of the Audit and Finance Committee, $5,000 for the chairperson of the Compensation Committee and $5,000 for the chairperson of the Governance and Nominating Committee. Each committee member receives an annual fee of $1,000 for each committee upon which he or she serves.

On May 23, 2006, the board of directors made restricted stock grants to each of the eight then current non-employee directors. Such directors were granted 1,337 shares with such shares vesting in full one year following the grant date. The number of shares was based on an annual target equity grant equal to $60,000 with the actual number of shares calculated using the company's closing stock price on the grant date. On March 2, 2004, our board adopted a policy to compensate non-employee directors who are invited to attend meetings of committees by the Chairpersons of such committees or the Lead Director in order that such committee may secure the benefits of such invited director's expertise and counsel. Pursuant to this policy, invited non-employee directors receive a meeting fee equal to the fee that a member of such committee receives for attendance at any such meeting.

Our board of directors believes that, in order to attract and retain qualified board members, directors should receive cash and equity compensation commensurate with that paid to directors at other companies of similar size in the same or comparable industries (peer companies). An appropriate level of equity compensation will help align board compensation with the interest of our stockholders. In order to determine the appropriate level of compensation, our board of directors will evaluate compensation paid by relevant peer companies and information provided by Towers Perrin. Generally, our board of directors intends to review board compensation levels following each annual meeting of stockholders at which directors are elected and recommend any necessary adjustments in cash and equity compensation. Our approach for reviewing and setting Board compensation generally follows the same philosophy as the philosophy used for determining base salary for executive compensation.

AUDIT AND FINANCE COMMITTEE REPORT

The material in this report is not "soliciting material," is not deemed filed with the SEC and is not to be incorporated by reference in any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date of this proxy statement and irrespective of any general incorporation language therein.

The purpose of the Audit and Finance Committee is to assist our board of directors with its oversight responsibilities regarding: (i) the integrity of our financial statements; (ii) our compliance with legal and regulatory requirements; (iii) the independent registered public accounting firm's qualifications and independence; and (iv) the performance of our internal audit function and independent registered public accounting firm. This committee is also directly responsible for the appointment of our independent registered public accounting firm.

The Audit and Finance Committee acts under a written charter adopted and approved by our board of directors in March 2004. The charter is attached as Appendix A to this proxy statement and is available on our website at www.longs.com/governance.html. Each member of the Audit and Finance Committee is "independent" as defined by the rules of the NYSE and meets the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934.

Our board of directors has determined that Directors Barnes, Dashe and Dilsaver are financial experts as defined by the rules of the Securities and Exchange Commission. The Audit and Finance Committee held seven meetings during fiscal 2007. The Audit and Finance Committee designed the meetings to, among other things, facilitate and encourage communication among this committee, management, internal auditors and our independent registered public accounting firm, Deloitte & Touche LLP.

The Audit and Finance Committee oversees our financial reporting process on behalf of our board of directors. Management has the responsibility for the preparation, presentation and integrity of the financial statements as well as the financial reporting process, accounting policies, internal audit function, internal accounting controls and disclosure controls and procedures. Our independent registered accounting firm, Deloitte & Touche LLP, is responsible for performing an independent audit of our annual financial statements, reviewing our quarterly financial statements and expressing an opinion on the conformity of the annual financial statements with generally accepted accounting principles. The Audit and Finance Committee's responsibility is to monitor and review these processes. However, members of the Audit and Finance Committee are not professionally engaged in the practice of accounting or auditing, nor are they experts in the fields of accounting or auditing, including with respect to auditor independence. The Audit and Finance Committee relies, without independent verification, on the information provided to it and on the representations made by management and our independent registered public accounting firm. In fulfilling its oversight responsibilities, the Audit and Finance Committee:

- Reviewed and discussed with management our audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended January 25, 2007;
- Discussed with our independent registered public accounting firm matters required to be discussed with audit committees under auditing standards generally accepted in the United States of America, including, among other things, matters related to the conduct of the audit of our consolidated financial statements and the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (*Communication with Audit Committees*);
- Received from our independent registered public accounting firm the written disclosures and the letter required by the Independence Standards Board Standard No. 1, "*Independence Discussions with Audit Committees*," and discussed with our independent registered public accounting firm its independence from us;

- Discussed with our internal and independent registered public accounting firm the overall scope and plans for their respective audits;
- Met with our internal auditors and independent registered public accounting firm, with and without management present, to discuss the results of their examinations and their evaluations of our internal controls;
- Reviewed and discussed the requirements of, and our company's compliance with, Section 404 of the Sarbanes-Oxley Act of 2002, including the Public Company Accounting Oversight Board's Auditing Standard No. 2 regarding the audit of internal control over financial accounting; and
- Considered whether the provision by the independent registered public accounting firm of non-audit services is compatible with maintaining the independence of the registered public accounting firm.

In reliance on the reviews and discussions referred to above and subject to the limitations on our role and responsibilities referred to in the Audit and Finance Committee Charter, the Audit and Finance Committee recommended to our board of directors that our audited financial statements be approved and included in our Annual Report on Form 10-K for the fiscal year ended January 25, 2007 filed with the Securities and Exchange Commission. The Audit and Finance Committee's recommendation was considered and approved by the board of directors. The Audit and Finance Committee has selected Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2008.

Leroy T. Barnes, Jr., Chairperson
Murray H. Dashe
Evelyn S. Dilsaver
Mary S. Metz, Ph.D.
Harold R. Somerset
Donna A. Tanoue

Independent Auditor Information

The following table summarizes the fees paid or accrued by us for the audit and other services provided by Deloitte & Touche LLP for the fiscal years ended January 25, 2007 and January 26, 2006:

	Fiscal Year Ended	
	January 25, 2007	January 26, 2006
Audit Fees	$1,211,750	$1,175,000
Audit Related Fees	39,000	42,000
Tax Fees	123,183	180,000
All Other Fees	—	—
Total Fees	$1,373,933	$1,397,000

- *Audit Fees* for the fiscal years ended January 25, 2007 and January 26, 2006 include $460,000 and $483,000, respectively, related to the audit of our internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.
- *Audit Related Fees* include amounts related to the audits of the Longs Drug Stores California, Inc. Employee Savings and Profit Sharing Plan and other accounting and reporting consultations.
- *Tax Fees* include amounts related to the reviews of our federal and state income tax returns, tax advice and consultation, tax planning, and assistance with identifying and claiming wage and other tax credits.

The Audit and Finance Committee approved all services provided by Deloitte & Touche LLP during fiscal years 2007 and 2006.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

In May 2005, the Audit and Finance Committee amended the policy for pre-approval of audit and non-audit services performed by our independent registered public accounting firm. This policy specifically prohibits our independent registered public accounting firm from performing any of the services set forth in Section 201(a) of the Sarbanes-Oxley Act of 2002 or any additional prohibited services as specified by the Public Company Accounting Oversight Board. These prohibited services include: (1) bookkeeping or other services related to our accounting records or financial statements; (2) financial information systems design and implementation; (3) appraisal or valuation services, fairness opinions or contribution-in-kind reports; (4) actuarial services; (5) internal audit outsourcing; (6) management functions; (7) human resources; (8) broker-dealer, investment adviser or investment banking services; (9) legal services; and (10) certain expert services. Further, the Audit and Finance Committee must pre-approve all non-audit services, including tax services, provided to us by our independent registered public accounting firm. The Audit and Finance Committee may delegate authority to grant pre-approvals to one or more designated members of this committee. This committee also reviews all non-audit services performed by our independent registered public accounting firm, and the associated fees, at each regularly scheduled quarterly meeting. Contingent fee arrangements are also prohibited under the policy. We have not applied a *de minimis* exception to our pre-approval policy for any of the fees paid to Deloitte & Touche LLP since the adoption of the policy in August 2002.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers and directors, and persons who own ten percent or more of a registered class of our equity securities, to file reports of ownership and changes in ownership with the SEC. Executive officers, directors and ten percent or greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

Based solely on a review of copies of such reports and written representations from the reporting persons, we believe that, for the fiscal year ended January 25, 2007, our executive officers, directors and greater than ten percent stockholders filed on a timely basis all reports due under Section 16(a) of the Securities Exchange Act of 1934.

III. SECURITY OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL STOCKHOLDERS

The following table presents the number of shares of our common stock owned beneficially as of March 9, 2007 by each director, our Chief Executive Officer, our Chief Financial Officer and the three other most highly compensated executive officers for the fiscal year ended January 25, 2007, our directors and executive officers as a group and all other persons known by us to beneficially own more than 5% of our common stock.

	Shares Beneficially Owned(1)	
Name(2)	**Common Stock**	**% of Class**
Robert M. Long	1,571,092(3)	4.16%
J.M. Long Foundation	487,703(4)	1.29%
Vera M. Long Foundation	261,484(5)	*
Advisory Research, Inc.	3,246,956(6)	8.60%
AMVESCAP PLC	2,012,575(7)	5.33%
AXA Financial, Inc.	2,239,338(8)	5.93%
Goldman Sachs Asset Management, L.P.	2,314,076(9)	6.13%
Leroy T. Barnes, Jr.	5,326(10)	*
Warren F. Bryant	535,964(11)	*
Murray H. Dashe	5,526(12)	*
Evelyn S. Dilsaver	0	*
Lisa M. Harper	1,337(13)	*
Steven F. McCann	255,518(14)	*
Mary S. Metz, Ph.D.	6,486(15)	*
William J. Rainey	103,847(16)	*
Bruce E. Schwallie	228,645(17)	*
Harold R. Somerset	15,426(18)	*
Karen L. Stout	21,196(19)	*
Donna A. Tanoue	10,105(20)	*
Todd J. Vasos	163,444(21)	*
Anthony G. Wagner	5,826(22)	*
All directors and executive officers as a group (18 persons)	2,061,630(23)	8.20%
Employee Savings and Profit Sharing Plan	5,088,003(24)	13.48%

* Less than 1%

(1) Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, to our knowledge the persons named in the table below have sole voting and investment power with respect to all shares of common stock beneficially owned. The number of shares beneficially owned by each person or group as of March 9, 2007 includes shares of common stock that such person or group had the right to acquire on or within 60 days after March 9, 2007, including upon the exercise of options. For each individual and group included in the table below, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the 37,754,878 shares of common stock outstanding on March 9, 2007 plus the number of shares of common stock that such person or group had the right to acquire on or within 60 days after March 9, 2007.

(2) The address for all beneficial owners of more than five percent of our stock is P.O. Box 5222, Walnut Creek, California 94596-1222, unless noted otherwise. Information with respect to beneficial ownership is based upon information furnished by each director and officer or contained in filings made with the Securities and Exchange Commission.

(3) Includes 3,524 shares of restricted stock held by Robert M. Long. Also includes the following shares, of which Mr. Long disclaims beneficial ownership: (i) 65,024 shares held in fiduciary capacity for family members with respect to which Mr. Long has sole voting and investment power, (ii) 56,992 shares held in fiduciary capacity for family members with respect to which Mr. Long has shared voting and investment power, (iii) 487,703 shares held by the J.M. Long Foundation with respect to which Mr. Long has shared voting and investment power, and (iv) 261,484 shares held by the Vera M. Long Foundation with respect to which Mr. Long has shared voting and investment power. Excludes 12,612 shares held by family members.
(4) Robert M. Long serves as a co-trustee of the J.M. Long Foundation and shares investment and voting power over these 487,703 shares. Mr. Long disclaims beneficial ownership of these shares.
(5) Robert M. Long serves as a co-trustee of the Vera M. Long Foundation and shares investment and voting power over these 261,484 shares. Mr. Long disclaims beneficial ownership of these shares.
(6) Pursuant to a Schedule 13G filed on February 21, 2007, Advisory Research, Inc., in its capacity as an investment advisor, reported that it has sole voting and dispositive power for 3,246,956 shares. The address of Advisory Research, Inc. is 180 North Stetson Street, Suite 5500, Chicago, Illinois 60601.
(7) Pursuant to a Schedule 13G filed on February 14, 2007, AMVESCAP PLC, in its capacity as an investment advisor, reported that it has sole voting and dispositive power for 2,012,575 shares. The address of AMVESCAP PLC is 30 Finsbury Square, London EC2A 1AG, England.
(8) Pursuant to a Schedule 13G filed on February 13, 2007, AXA Financial, Inc., in its capacity as an investment advisor, reported that it reported that it has sole voting power for 1,459,037 shares and sole dispositive power for 2,239,293 shares, and shared voting power for 7,895 shares and shared dispositive power for 45 shares. The address of AXA Financial, Inc. is 1290 Avenue of the Americas, New York, New York 10104.
(9) Pursuant to a Schedule 13G/A filed on February 9, 2007, Goldman Sachs Asset Management, L.P., in its capacity as an investment advisor, reported that it has sole voting power for 1,821,363 shares and sole dispositive power for 2,314,076 shares. The address of Goldman Sachs Asset Management, L.P. is 32 Old Slip, New York, NY 10005.
(10) Includes 3,524 shares of restricted stock held by Mr. Barnes.
(11) Includes 393,750 shares subject to options that are exercisable on or before May 8, 2007, and 420 shares held by Mr. Bryant pursuant to the company's Employee Savings and Profit Sharing Plan (see footnote 24).
(12) Includes 3,524 shares of restricted stock held by Mr. Dashe.
(13) Includes 1,337 shares of restricted stock held by Ms. Harper.
(14) Includes 188,000 shares subject to options that are exercisable on or before May 8, 2007, and 700 shares held by Mr. McCann pursuant to the company's Employee Savings and Profit Sharing Plan (see footnote 24).
(15) Includes 3,524 shares of restricted stock held by Dr. Metz.
(16) Includes 65,625 shares subject to options that are exercisable on or before May 8, 2007, and 373 shares held by Mr. Rainey pursuant to the company's Employee Savings and Profit Sharing Plan (see footnote 24).
(17) Includes 171,250 shares subject to options that are exercisable on or before May 8, 2007, and 562 shares held by Mr. Schwallie pursuant to the company's Employee Savings and Profit Sharing Plan (see footnote 24).
(18) Includes 3,524 shares of restricted stock held by Mr. Somerset.
(19) Includes 90 shares held by Ms. Stout pursuant to the company's Employee Savings and Profit Sharing Plan (see footnote 24).
(20) Includes 2,650 shares of restricted stock held by Ms. Tanoue.
(21) Includes 120,625 shares subject to options that are exercisable on or before May 8, 2007, and 548 shares held by Mr. Vasos pursuant to the company's Employee Savings and Profit Sharing Plan (see footnote 24).
(22) Includes 3,524 shares of restricted stock held by Mr. Wagner.
(23) Includes 487,703 shares held by the J.M. Long Foundation and 261,484 shares held by the Vera M. Long Foundation, and other shares of which Robert M. Long disclaims beneficial ownership as disclosed in Footnote (3). Includes a total of 1,125,000 shares subject to options that are exercisable on or before May 8, 2007, and 4,233 shares held pursuant to the company's Employee Savings and Profit Sharing Plan (see footnote 24).

(24) Merrill Lynch Trust Company of California is trustee of the Employee Savings and Profit Sharing Plan. A plan member votes shares allocated to the plan member's account. Shares that are not allocated to a plan member's account and shares that are allocated to a plan member's account but for which the trustee does not receive timely voting instructions are voted by the trustee in the same proportion as those shares which the trustee properly receives directions. On March 9, 2007, there were 28,716 unallocated shares in the plan. Participants in the Employee Savings and Profit Sharing Plan have the right to direct the trustee as to the voting of the shares of our common stock that have been allocated to their respective stock accounts and as such have voting power with respect to these shares.

IV. EXECUTIVE COMPENSATION AND OTHER INFORMATION

COMPENSATION COMMITTEE REPORT

The material in this report is not "soliciting material," is not deemed filed with the SEC and is not to be incorporated by reference in any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date of this proxy statement and irrespective of any general incorporation language therein.

The Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis included in this proxy statement, and, based on these discussions and reviews, recommended to our board of directors that this Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended January 25, 2007, filed with the Securities and Exchange Commission.

Anthony G. Wagner, Chairperson
Murray H. Dashe
Lisa M. Harper
Harold R. Somerset
Donna A. Tanoue

EXECUTIVE OFFICERS

The following persons are our executive officers and/or executive officers of our wholly-owned operating subsidiary, Longs Drug Stores California, Inc. (the "CA Subsidiary"), as of March 9, 2007.

Name	Age	Primary Executive Position with Registrant or the CA Subsidiary	Position Held Since(1)
Warren F. Bryant	61	President and Chief Executive Officer(2)(4)	2002
Steven F. McCann	54	Executive Vice President and Chief Financial Officer(5)	2000
Bruce E. Schwallie	52	Executive Vice President – Business Development and Managed Care(3)(6)	2002
Karen L. Stout	48	Executive Vice President and Chief Operating Officer(3)(7)	2006
Roger L. Chelemedos	44	Senior Vice President – Finance, Controller and Treasurer(8)	2006
Michael M. Laddon	53	Senior Vice President – Chief Information Officer(3)(9)	2003
William J. Rainey	60	Senior Vice President, General Counsel and Secretary(10)	2003
Todd J. Vasos	45	Senior Vice President – Chief Merchandising Officer(3)(11)	2001
Linda M. Watt	50	Senior Vice President – Human Resources(3)(12)	2001

(1) Each officer is elected for a one-year term.
(2) Also serves as one of our directors.
(3) Officer of only the CA Subsidiary and not Longs Drug Stores Corporation.
(4) Prior to joining us in October 2002, from 1999 to 2002, Mr. Bryant served as Senior Vice President at The Kroger Co., a grocery retailer. Prior to that, from 1996 to 1999, Mr. Bryant was President and Chief Executive Officer at Dillon Companies, Inc., a grocery retailer and subsidiary of The Kroger Co.
(5) Mr. McCann was named our Executive Vice President and Chief Financial Officer in March 2005. Prior to that, he served as our Senior Vice President and Chief Financial Officer from April 2000 to March 2005 and as our Treasurer from April 2000 to May 2006.
(6) Mr. Schwallie was named our Executive Vice President – Business Development and Managed Care in March 2005. Prior to that, he served as our Executive Vice President, Chief Merchandising Officer from August 2003 to March 2005, and our Senior Vice President – Pharmacy and Business Development from January 2002 to August 2003. Prior to joining us in January 2002, from 2001 to 2002, Mr. Schwallie served as Senior Vice President-Merchandising at Duane Reade, Inc., a retail drug store chain.

(7) Prior to joining us in May 2006, Ms. Stout served as Executive Vice President, Merchandising for BJ's Wholesale Club, Inc. from July 2004 to April 2006. Prior to that, Ms. Stout was President of two divisions of The Great Atlantic & Pacific Tea Company from November 2000 to July 2004.
(8) Mr. Chelemedos joined us as Vice President, Corporate Controller in 2002 and was promoted to his current position as Senior Vice President – Finance, Controller and Treasurer in May of 2006. Previously, from September 1998 to August 2002, he was a partner at Arthur Andersen LLP, an independent public accounting firm.
(9) Prior to joining us in March 2003, from 2002 to 2003, Mr. Laddon was an independent consultant. Prior to that, from 2001 to 2002, Mr. Laddon was Executive Vice President-Sales at Brix Software Systems, a software company.
(10) Prior to joining us in March 2003, from 1996 to 2003, Mr. Rainey was Senior Vice President, General Counsel and Secretary at Payless ShoeSource, Inc., a shoe retailer.
(11) Mr. Vasos was named our Senior Vice President – Chief Merchandising Officer in March 2005. Prior to that, he served as our Senior Vice President – Marketing since December 2001.
(12) Prior to joining us in June 2001, from 1997 to 2001, Ms. Watt served as Vice President – Human Resources at Safeway, Inc., a food and drug retailer.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee oversees Longs' compensation programs with the purpose of building programs that are structured to attract, retain and motivate our executive officers to produce superior performance over the long term. In compensating our executive officers, our policy has been to employ a compensation program under which our executive officers are paid competitive base salaries and under which a significant portion of compensation is tied to our short-term and long-term performance. The Compensation Committee believes this approach is a key factor in attracting and retaining the best possible leadership and provides an appropriate incentive to senior management to continually strive to increase our long-term profitability and stockholder value. In determining the total compensation of our executive officers, the Compensation Committee considers appropriate factors, such as our performance and relative stockholder return, the elements and value of similar incentive awards provided to the executive officers at comparable companies, and the awards previously provided to the applicable executive officer. With respect to the long-term incentive component of the compensation of our executive officers, we believe that a meaningful portion should be in the form of equity-based incentives. Equity awards are a significant component of total compensation because we believe that equity-based compensation aligns the long-term interests of management with stockholders. As discussed below, we have adopted stock ownership guidelines for our executive officers as well as our directors to further reinforce this alignment.

Our executive officers have been instrumental in leading the successful performance of the company, and we have structured our compensation programs to be competitive in the marketplace. We annually review the performance of all of our executive officers and compare that performance to our compensation programs to ensure they are properly aligned. Our total compensation offering is heavily weighted towards pay-for-performance, and awards under our long-term incentive program are delivered in performance-based restricted stock. By including a mix of compensation heavily weighted with performance-based cash and equity awards, we believe that executive officers are motivated to achieve strategic business objectives by performing at the highest levels each year. Our performance-based plans are designed such that if business results are superior, compensation may be in excess of target levels. Conversely, if performance measures are substandard, executive officers may receive little or no variable compensation. We strengthened our alignment of award opportunities under the long-term incentive plan with our stockholders in fiscal year 2007 by setting the performance measurement period against two years of financial performance with vesting beyond the performance period. Our fiscal year 2006 program measured one year of financial performance and awarded restricted stock which vests over fiscal years 2007 and 2008. Details of the fiscal year 2007 program are described in the Long-Term Incentives section of this report. The Compensation Committee specified a two-year performance period to provide a greater link between long-term sustained performance and stockholders while increasing executive retention aspects of the program.

In addition, during fiscal year 2007, the Compensation Committee reviewed and, as needed, took action to address compensation and retirement program matters on the following key topics:

- Review and approval of equity grants to executives and other employees, including grants of stock options and restricted stock;
- Review of tally sheets detailing all compensation for the Chief Executive Officer and other executive officers, including compensation potentially payable in the event of termination or change in control;
- Review of market compensation data for executive officers;
- Review of non-employee board member compensation; and
- Review and approval of matching dollars under the Longs Drug Stores California, Inc. Employee Savings and Profit Sharing Plan for fiscal year 2008.

Determining Executive Compensation

During fiscal year 2007, Towers Perrin and Mercer Human Resource Consulting, both internationally recognized compensation consulting firms, were retained to advise on competitive market trends in executive compensation, provide compensation recommendations for our Chief Executive Officer and other executives, and provide guidance on corporate governance matters relating to executive compensation. Mercer Human Resource Consulting advised on Chief Executive Officer compensation, and Towers Perrin advised on compensation for the other executive officers. In addition to advising on Chief Executive Officer compensation, Mercer Human Resource Consulting has advised Longs with respect to health benefit program design since fiscal year 2005. Towers Perrin and Mercer Human Resource Consulting developed compensation reviews using a peer group of retailers with similar annual revenues to ours and published compensation market data for other retailers. The consultants used these reviews to compare Longs' executive base pay, short-term incentive, long-term incentives and benefit programs with those offered by the peer groups of retailers. For fiscal year 2007, the peer group of companies identified by Towers Perrin and Mercer included in the compensation review were:

- Barnes & Noble, Inc.;
- Bed Bath & Beyond Inc.;
- Borders Group, Inc.;
- Dollar Tree Stores, Inc.;
- Family Dollar Stores, Inc.;
- RadioShack Corporation;
- The Sherwin-Williams Company;
- Whole Foods Market, Inc.; and
- Williams-Sonoma, Inc.

For fiscal year 2007, Longs' revenue ranked in the 37th percentile relative to this peer group. We specifically exclude other drug retailers such as Walgreens, CVS and Rite-Aid because their respective revenues are significantly greater than ours and compensation for companies such as these is typically greater than companies with revenues similar to Longs. By excluding these much larger retailers, the summarized peer group of company data more closely represents Longs' competitive market. We recognize the risk of our executive officers leaving Longs to join a larger retailer for more compensation opportunity and, as such, our consultants provided the Compensation Committee with a supplemental review of executive compensation at CVS Corporation, The

Kroger Co., Rite Aid Corporation, Safeway Inc. and Walgreen Co., our primary drug retailing competitors. This review was used for general reference purposes. As described in the compensation elements below, we offer a competitive mix of short-term and long-term incentives, including equity, which enhances the reward opportunities based on the performance and retention aspects of our compensation programs. Because published market data comes from retailers with a wide range of revenues, the data is regression-adjusted by the independent consultants to reflect compensation levels appropriate to Longs' annual revenues. Each compensation element is measured against the 50th percentile of the peer group of companies and the adjusted published market data. Along with the data gathered from peer companies and the published market data, the Compensation Committee receives input from the Chief Executive Officer on the individual performance and contribution level for each officer which is considered when determining targeted compensation.

During fiscal year 2008, we anticipate conducting a thorough review of our peer group and reevaluating our use of two compensation consulting firms.

Role of Executive Officers in Executive Compensation. The compensation arrangements for our Chief Executive Officer were established in executive sessions of our Compensation Committee in light of our compensation philosophy described in this report. For executive officers other than the Chief Executive Officer, the Compensation Committee received the recommendation of the Chief Executive Officer. Within Longs, the Compensation Committee is also supported by its Human Resources and Law departments. Longs' Senior Vice President, General Counsel and Secretary, as well as its Senior Vice President, Human Resources, support the Committee Chair by preparing meeting agendas and materials along with attending meetings. Longs' Senior Vice President, General Counsel and Secretary also acts as the secretary for the Compensation Committee.

Compensation Components

The individuals who served as the company's Chief Executive Officer and Chief Financial Officer during fiscal year 2007, as well as the other individuals included in the Summary Compensation Table below, are referred to in this proxy statement as the "named executive officers." Compensation for the named executive officers is broken out into the following components:

Base Salary. Base pay is a critical element of executive compensation because it provides executives with a base level of biweekly income. During fiscal year 2007, base annual salaries for our executive officers were set at levels that the Compensation Committee believes, based on input from Towers Perrin and Mercer Human Resource Consulting, were competitive with our relevant peer group of companies. We intend to benchmark our executive officers' base annual salaries each year against a relevant peer group of companies in order to continue to attract and retain qualified executive officers. In addition to compensation market data, the Compensation Committee also considers individual executives' position scope and accountability, experience level and overall performance when determining base salary. For fiscal year 2008, salaries for our named executive officers were set at the following amounts subject to additional increases for promotions or other increases in responsibility:

Executive	Title	Fiscal Year 2008 Salary
Warren F. Bryant	President & Chief Executive Officer	$895,000
Steven F. McCann	Executive Vice President & Chief Financial Officer	$447,000
Bruce E. Schwallie	Executive Vice President – Business Development & Managed Care	$443,000
William J. Rainey	Senior Vice President, General Counsel & Secretary	$428,000
Todd J. Vasos	Senior Vice President & Chief Merchandising Officer	$375,000

Short-Term Incentives. Under the 2003 Executive Incentive Plan, executive officers can earn an annual bonus based on our achievement of predetermined objective financial criteria established annually by the Compensation Committee. The 2003 Executive Incentive Plan is designed to produce compensation that the Compensation Committee believes is fair and competitive for senior management when compared against our relevant peer group of companies. Bonus payments under this plan may be made not only in cash, but also in our stock or options to purchase our stock, as determined by the Compensation Committee. Short-term incentives are a key component of the total compensation offering and are designed to reward executives for achieving annual financial performance goals. To date, all payments under this program have been made in cash. We have used cash as the payment form to enhance the total cash opportunity for our executives which we believe strengthens our ability to attract talented leaders.

The specific financial objectives used to determine bonus compensation for fiscal year 2007 were:

- Operating Income (before bonus, profit sharing, stock-based compensation and workers' compensation expenses) adjusted for provisions for store closures, asset impairments, legal settlements, tax projects, unusual items, accounting changes, and similar items that either unfairly negatively impact or positively benefit executives or benefit or detriment the company but are not included in the bonus measure;
- Front-End Same-Store Sales Growth; and
- Prescription Count Growth

Operating income is used and given the greatest weight because of its direct correlation with how we have performed relative to our key annual financial goals, including earnings per share and operating income itself. Any and all adjustments to the operating income bonus measure are approved by the Compensation Committee. Front-end same-store sales and prescription count growth are key elements for measuring our organization's effectiveness in growing and operating our core business. By linking our short-term incentives to these two key growth elements, we feel that our plan is appropriately balanced between annual operating income and continued growth. These three financial objectives with the same respective weightings have been used by the company since fiscal year 2004.

In connection with approving performance incentive targets as well as minimum and maximum thresholds, the Compensation Committee reviews and discusses with both management and the full board of directors our business plan and its key underlying assumptions, expectations under then existing and anticipated market conditions, and the opportunity to generate stockholder value, and then establishes the performance targets and thresholds for the year. Generally, the Committee attempts to set the targets and thresholds such that the relative difficulty of achieving each is consistent from year to year.

Each of our executive officers is assigned a "target bonus" at the beginning of the fiscal year, expressed as a percentage of his or her base salary. The target bonuses are established after evaluating job responsibilities, internal pay equity and compensation market data. Bonus target payouts were set to approximate the 50th percentile of the competitive market. In fiscal year 2007, the target bonus was 80% of base salary for the Chief Executive Officer, 60% of base salary for the Chief Operating Officer and 50% of base salary for the other executive officers. If each specific financial objective is met, each executive officer's bonus is equal to the target bonus. If the specific financial objectives are not met, bonuses are determined as a declining percentage of target bonuses depending on the extent of the shortfall. Minimum objectives must be achieved before any bonus tied to a particular financial objective is awarded to an executive officer. No bonus is paid under the 2003 Executive Incentive Plan if our company is under the minimum thresholds for all three objectives. If financial objectives are exceeded, then each executive officer can earn a bonus in excess of the target bonus determined as an increasing percentage of the target bonus, depending on the extent of the performance in excess of the target. In fiscal year 2007, the maximum bonus opportunity was two and one-half times target bonus for our Chief Executive Officer and two times target bonus for other executive officers.

In the fiscal years following the adoption of the 2003 Executive Plan, we have paid the following percentages of target bonus to our named executive officers:

Short-Term Incentive Resulting Payout Percentage History

	Fiscal Year				
	2007	2006	2005	2004	Average
Position	Resulting Percentage Payout of Target (%)				
President and Chief Executive Officer	94.5	177.2	102.6	23.8	99.5
Other Named Executive Officers	92.9	144.7	92.2	23.8	88.4

Generally, resulting payouts for each year correlated with the company's financial performance for that year.

Our operating income in fiscal year 2007 was slightly below the target set by the Compensation Committee resulting in a payout of less than one-hundred percent (100%) of target for this component. The front-end same-store sales growth for fiscal year 2007 exceeded the minimum performance threshold; however, it did not meet the target therefore this component of the plan paid out less than one-hundred percent (100%) of target. Prescription count growth for fiscal year 2007 exceeded the target performance threshold therefore this component of the plan paid out more than one-hundred percent (100%) of target. As a result, fiscal year 2007 financial objectives used to determine the bonuses for our executive officers resulted in a payout of 92.9% of the target bonus for each executive (other than our Chief Executive Officer) and a payout of 94.5% of the target bonus for our Chief Executive Officer.

The specific financial objectives and weighting that will be used to determine bonus compensation for fiscal year 2008 will be the same as those used in fiscal year 2007. The target and thresholds for operating income, front-end same-store sales growth, and same-store prescription count growth have been adjusted to reflect the fiscal year 2008 annual business plan, as approved by the board of directors.

In its sole discretion, the Compensation Committee has the authority to reduce or eliminate the amount of bonus otherwise payable to an executive. The Committee has not used this authority on any previously calculated bonuses. The 2003 Executive Incentive Plan is intended to permit our payment and award of qualified "performance-based" compensation that will not be subject to the income tax deduction limitations of Section 162(m).

We have no formal policy to recover payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of payment. The Compensation Committee would consider this issue on an as-needed basis. In addition, pursuant to Section 304 of the Sarbanes-Oxley Act of 2002, if we are required to restate our financial statements as a result of misconduct, our Chief Executive Officer and Chief Financial Officer may be required to reimburse us for any incentive-based or equity-based compensation they receive during the 12-month period following the first issuance of the financial document embodying such financial reporting requirement, as well as any profits they realize from the sale of our securities during this 12-month period.

Long-Term Incentives. We believe that long-term performance of the company is achieved through an ownership culture that encourages long-term performance by our executive officers through the use of stock-based awards. The third component of executive compensation is the granting of equity-based awards under our Amended and Restated 1995 Long-Term Incentive Plan. Awards under the plan can include restricted stock, stock options, performance shares and stock appreciation rights. Historically, we have granted stock options and restricted stock under the plan to, among others, executive officers, key general office employees and key store employees. On February 27, 2006, we granted Mr. McCann 500 shares of time-vested restricted stock in recognition of his strong performance on special projects and increased responsibilities. Other than in connection with our fiscal year 2007 Performance-Based Restricted Stock Grant program, as described below, no other named executive officer received grants of equity-based awards in fiscal year 2007.

Equity-based awards are intended to motivate our executive officers and key employees to improve the long-term performance of our common stock, and we therefore believe that significant equity-based compensation helps create a vital long-term partnership between our executive officers and stockholders. As discussed below, our Corporate Governance Guidelines set forth our executive officer stock ownership guideline. Since we award stock options having an exercise price equal to the market price of our common stock at the time of grant, the option grants provide value only when the price of our common stock increases above that price, thereby tying awards to the future performance of our common stock. Restricted stock awards also serve to directly tie compensation to our performance and stockholders since an increase in the stock price results in a benefit to the holder of our restricted stock. In addition, because our stock options and restricted stock generally vest over time and require the holder to remain employed by us in order for vesting to occur, this form of compensation is intended to assist us in retaining our executive officers and other key employees in order to sustain positive performance on a multi-year basis. The Compensation Committee has based the size of awards under the plan primarily on the position and general level of responsibility of the recipient with reference to competitive grant practices of our relevant peer group of companies. The Compensation Committee also considers subjective factors on a case-by-case basis, as it believes to be in our and stockholders' best interests.

On April 25, 2006, the Compensation Committee approved our fiscal year 2007 Performance-Based Restricted Stock Grant program for executive officers. This program provides our executive officers with the opportunity to receive restricted stock grants based on the achievement of certain annual earnings per share goals for our company's fiscal year 2007 and combined fiscal year 2007 and 2008 results. In connection with approving the earnings per share goals, the Compensation Committee reviews and discusses with both management and the full board of directors our business plan and its key underlying assumptions, expectations under then existing and anticipated market conditions and the opportunity to generate stockholder value and then establishes the earnings per share goal under the program. If the specific earnings per share goal is not met, awards are determined as a declining percentage of target depending on the extent of the shortfall. The Compensation Committee established a minimum earnings per share threshold which must be achieved before any awards are granted to an executive officer. No award is granted under the fiscal year 2007 incentive program if our company performs below the minimum earnings per share threshold. If the earnings per share goal is exceeded, then each executive officer can earn an award in excess of the target determined as an increasing percentage of the target award, depending on the extent of the performance in excess of the target. In fiscal year 2007, the maximum award opportunity was two times target for our Chief Executive Officer and other executive officers.

Forty percent (40%) of the target number of performance based restricted shares is linked to the fiscal year 2007 goal and sixty percent (60%) is linked to the combined fiscal year 2007 and 2008 goals. Earnings per share results are adjusted for certain financial items such as provisions for store closures, asset impairments, legal settlements, tax projects, extraordinary or unusual items, discontinued operations, accounting changes, and similar items that either unfairly negatively impact or positively benefit executives or benefit or detriment the company but are not included in earnings per share. Any and all adjustments are approved by the Compensation Committee. We believe that a two-year performance-based equity program linked to earnings per share and requiring multiple years of vesting if any grants are made links executive compensation with stockholders and helps the company in its retention of executives. The company uses earnings per share as the measurement of performance as the company believes earnings per share reflects performance of management towards overall financial goals and that improvement in the measure will generally increase the value of stockholder investments in the company.

The following table summarizes the company's long-term compensation program over the past four years. Prior to fiscal year 2004, the company used time-vested equity to compensate executives for long-term incentives.

Performance Based Long-Term Incentive Plan Payout History

Fiscal Year	Performance-Based	Performance Criteria	Resulting Percentage Payout of Target	Award Type
2007	Yes	EPS	(2)	Restricted Stock
2006	Yes	EPS	300%	Restricted Stock
2005(1)	No	N/A	N/A	Stock Option
2004	Yes	LDG Stock Price	33%	Restricted Stock

(1) Executives received time-based stock option grants in fiscal year 2005.

(2) The fiscal year 2007 long-term incentive plan measures earnings per share performance for fiscal year 2007 and the combined performance of fiscal year 2007 and fiscal year 2008. Forty percent of the target award was weighted towards the performance of fiscal year 2007 performance. The payout percentage based on fiscal year 2007 performance was 200% of target.

Generally, resulting payouts for each year correlated with company financial performance for each period.

The performance-based restricted stock grant targets for each named executive officer under the fiscal year 2007 Performance-Based Restricted Stock Grant program are set forth in the tables below. The target grants in the table titled "Award Opportunity Based on Combined Fiscal Year 2007 and 2008 Performance" are grants executives may receive in addition to the grants set forth in the table titled "Award Opportunity Based on Fiscal Year 2007 Performance" under the 2007 Performance-Based Restricted Stock Program.

The company shares awarded at the end of the 2007 performance period were more than the targets because the earnings per share performance for fiscal year 2007 exceeded the target. The company shares awarded to each named executive officer is set forth in the table below, and the shares will vest in accordance with the following schedule: one-quarter of the total shares earned vested on February 26, 2007, the date on which the Compensation Committee certified the achievement of the performance goals, an additional one-quarter of the total shares earned shall vest on January 31, 2008, and the remaining one-half of the total shares earned shall vest on January 29, 2009. Any shares awarded will be issued pursuant to our Amended and Restated 1995 Long-Term Incentive Plan.

Award Opportunity Based on Fiscal Year 2007 Performance

Participant	Performance Based Restricted Stock Grant Targets	Actual Performance Based Restricted Stock Shares Granted
Warren F. Bryant	26,000	52,000
Steven F. McCann	7,200	14,400
Bruce E. Schwallie	6,400	12,800
William J. Rainey	6,000	12,000
Todd J. Vasos	6,000	12,000

Award Opportunity Based on Combined Fiscal Year 2007 and 2008 Performance

Participant	Performance Based Restricted Stock Grant Targets	Actual Performance Based Restricted Stock Shares Granted
Warren F. Bryant	39,000	Awards, if any, will be determined upon the Compensation Committee certification of the combined results after fiscal year 2008
Steven F. McCann	10,800	
Bruce E. Schwallie	9,600	
William J. Rainey	9,000	
Todd J. Vasos	9,000	

We retain dividends paid on restricted shares, and when the restricted shares vest, we pay the retained dividends thereon, plus interest earned by our investment of dividends, to the recipient.

In its sole discretion, the Compensation Committee has the authority to reduce or eliminate the amount of a bonus otherwise payable to an executive. The Committee has not used this authority on any previously calculated bonuses.

Other Compensation. Our use of perquisites as an element of compensation is limited and is largely based on the historical practices and policies of our company. We do not view perquisites as a significant element of our comprehensive compensation structure but do believe that they can be used in conjunction with base salary to attract, motivate and retain individuals in a competitive environment.

Insurance Premiums. Our named executive officers, along with a broader group of key employees including all Vice Presidents and District Managers, are reimbursed for the portion of their health insurance premiums deducted from their paychecks. Our Chief Executive Officer is reimbursed for the cost of supplemental disability and life insurance coverage as defined by his employment agreement. This is intended to be competitive with the competitive marketplace in order to attract and retain talented leaders.

Executive Medical Program. The executive medical plan reimburses executive officers for their out-of-pocket expenses resulting from the difference between the full cost of health care and the amount reimbursed under Longs' health care plans. This includes medical, prescription drugs, dental and vision care. The annual maximum payable is ten percent (10%) of the executives' gross income up to $25,000 per calendar year for the employee and covered family members. The lifetime maximum benefit is $1,000,000. This program is offered to a broad group of key employees, including all Vice Presidents and District Managers, and is intended to be competitive in the marketplace in order to attract and retain talented leaders.

Car Allowance. Our named executive officers receive a car allowance or may be assigned a company leased vehicle if, based on job duties, they meet minimum business mileage driving requirements. Our broader employee base is offered the same opportunity to use a company leased vehicle if they meet the same business mileage driving requirements.

Retirement Program. Employees are eligible to participate in the Longs Drug Stores California, Inc. Employee Savings and Profit Sharing Plan. The Plan has a 401(k) component under which employees may make voluntary contributions. There is also a Profit Sharing component under which Longs may make discretionary contributions. Employees who are making 401(k) contributions and complete 90 days of employment receive discretionary matching company contributions into their 401(k) account at 25 cents for every dollar contributed to a maximum of $2,000 annually. They may also be entitled to a profit sharing benefit, funded entirely by the company. Company match and profit sharing contributions may be made in the form of cash or Longs common stock. All contributions by the employee or the company, whether in the form of a 401(k) match or profit sharing contributions, are immediately vested.

Severance and Change in Control Arrangements

Our named executive officers have severance and change in control agreements with the company. We have entered into these agreements in order to attract and retain an appropriate caliber of talent. We believe our arrangements are reasonable in light of the fact that similar agreements are regularly offered to senior executives and are a key element in a compensation package needed to attract and retain talented executives. Change in control agreements, in particular, are intended to protect income for executives who would likely be involved in decisions regarding and/or successful implementation of change in control activity and at risk for job loss in the event of a change in control. Our change in control agreements include tax restoration payments to the extent that any payments or benefits are subject to an excise tax under the Internal Revenue Code. Our severance and change in control provisions for the named executive officers are summarized below under the heading "Potential Payments upon Termination or Change in Control" beginning on page 37.

Stock Ownership Requirements

Company executives at the Senior Vice President and higher level are subject to the following stock ownership guidelines:

Position	Value of Company Stock
Chairman and/or Chief Executive Officer and/or President	3x Base Salary
Executive or Senior Vice President	2x Base Salary

To achieve these stock ownership objectives, each executive is expected to retain 75% of his or her profit shares acquired upon exercise of options, vesting of restricted stock or receipt of performance shares during the time he or she occupies the position indicated. "Profit shares" are the shares acquired through the exercise of options to purchase company stock, the vesting of restricted stock or the earning of performance shares, in each case that are equal in value on the date of acquisition to the excess of the fair market value of such shares on the date of acquisition over any exercise price and taxes paid as a result of the exercise of such options or receipt of such restricted stock or performance shares. Executives are not required to continue to retain shares purchased with their own resources, shares acquired prior to becoming an executive or shares received or otherwise acquired prior to employment by the company. Once an executive officer has achieved the requisite level of ownership indicated above, the retention requirement no longer applies to future acquisitions of company stock.

Each non-employee director is subject to a holding period requirement with respect to shares granted to such director. Each non-employee member of the Board is expected to retain until six months after the date he or she leaves the Board all shares granted to such director by the company during his or her service as a director. The Board reduced the holding period from one year to six months on November 14, 2006. In the event options to purchase company stock are granted to non-employee directors, each such director is expected to retain 75% of his or her profit shares acquired during the time of his or her tenure as a member of the Board. Directors are not required to continue to retain shares purchased with their own resources, shares acquired prior to becoming a director or shares received or otherwise acquired while employed by the company.

Under our insider trading policy, members of the Board, executive officers and other designated employees are prohibited from engaging in certain "hedging" transactions, including buying or selling puts (i.e., options to sell), calls (i.e., options to purchase), future contracts, or other forms of derivative securities relating to the company's securities. This prohibition further aligns the interest of our stockholders with the interests of management.

Deductibility of Compensation Expenses

Section 162(m) limits federal income tax deductions for compensation paid by us to our Chief Executive Officer and four other most highly compensated executive officers to $1 million per officer per year, unless it is qualified "performance-based" compensation. To qualify as "performance-based," compensation must be paid pursuant to an incentive plan the material terms of which have been approved by stockholders and must satisfy certain other conditions, including limitations on the discretion of the Compensation Committee in determining the amounts of such compensation. We have endeavored to structure our compensation plans to achieve maximum deductibility under Section 162(m) with minimal sacrifices in flexibility and corporate objectives. However, the Compensation Committee believes that the payment of compensation that is subject to the deduction limitations of Section 162(m) could be in our best interests and, while the Compensation Committee will consider tax deductibility as one of the factors it considers in determining compensation, it may not limit compensation to those levels or types of compensation that will be deductible.

Equity Compensation Plans

The Amended and Restated 1995 Long-Term Incentive Plan, which has been approved by our stockholders, was amended and restated on April 8, 2005. The approved plan authorizes the issuance of 7,400,000 shares of common stock in the form of nonqualified stock options, restricted stock and other stock awards. Awards may be granted to our directors, executive officers and other employees under this plan. In addition, the Non-Executive Long-Term Incentive Plan, which has not been approved by our stockholders, authorizes the issuance of 3,000,000 shares of common stock in the form of nonqualified stock options, restricted stock and other stock awards to our employees who are not our officers, directors or other "insiders." At the end of fiscal year 2007, there were 3,524,557 shares available for grant under the Amended and Restated 1995 Long-Term Incentive Plan. There were 784,840 shares available for grant under the Non-Executive Long-Term Incentive Plan.

Options are granted with an exercise price not less than 100% of the closing market price on the date of the grant. Options generally vest over a period of up to four years and have a maximum term of ten years. Each plan contains provisions for accelerated vesting upon a change in control.

With respect to restricted stock awards during the restriction period, recipients have voting rights and dividends are credited to the shares. However, vesting in the shares is generally dependent on continued employment for periods of one to five years.

Stock Option and Other Equity Granting Practices

In addition to equity grant opportunities described in the Long-Term Incentives section of this report, the Compensation Committee also reviews and approves all other equity grants made under the Amended and Restated 1995 Long-Term Incentive Plan and the Non-Executive Long-term Plan. At each regularly scheduled quarterly Compensation Committee meeting, the Compensation Committee reviews and approves new hire, promotion and discretionary grants recommended by management. The grant date for equity grants approved by the Compensation Committee is the first day the company's stock trading "window" under its insider trading policy is open following such approval. Under the company's insider trading policy, the trading window generally opens on the third business day following the public release of preliminary quarterly and annual financial results. Exercise prices for stock options approved by the Compensation Committee are set equal to the per share closing price of our common stock as reported in the *Wall Street Journal* on the grant date.

SUMMARY COMPENSATION TABLE

The table below sets forth the compensation earned by the following persons during the fiscal year ended January 25, 2007 for services rendered in all capacities to our company:

- individuals who served as our Chief Executive Officer or Chief Financial Officer during fiscal year 2007; and
- our three other most highly compensated executive officers during fiscal year 2007.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards (1) ($)	Option Awards (2) ($)	Non-Equity Incentive Plan Compensation (3) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (4) ($)	All Other Compensation (5) ($)	Total ($)
Warren F. Bryant President & Chief Executive Officer	2007	$843,750	—	$3,383,875	$850,868	$653,940	$0	$89,557	$5,821,990
Steven F. McCann Executive Vice President & Chief Financial Officer	2007	$428,269	—	$1,080,914	$352,202	$199,735	—	$36,965	$2,098,085
Bruce E. Schwallie Executive Vice President – Business Development & Managed Care	2007	$426,500	—	$ 977,268	$373,874	$198,806	—	$84,194	$2,060,642
William J. Rainey Senior Vice President, General Counsel & Secretary	2007	$412,385	—	$ 803,631	$128,334	$192,303	—	$20,115	$1,556,768
Todd J. Vasos Senior Vice President – Chief Merchandising Officer	2007	$353,500	—	$ 817,338	$216,494	$164,898	—	$26,378	$1,578,608

(1) Reflects the expense recognized for each named executive officer for restricted stock computed in accordance with SFAS No. 123-R, but excluding any impact of assumed forfeiture rates. Additional assumptions made in the valuation are discussed under "Stock-based compensation expense" in note 1, "The Company and Significant Accounting Policies," to the company's consolidated financial statements included in its Annual Report on Form 10-K for the fiscal year ended January 25, 2007. Substantially all of the expense relates to performance-based stock awards under the company's Amended and Restated 1995 Long-Term Incentive Plan.

(2) Reflects the expense recognized for each named executive officer for stock option awards computed in accordance with SFAS No. 123-R, but excluding any impact of assumed forfeiture rates. Additional assumptions made in the valuation are discussed under "Stock-based compensation expense" in note 1, "The Company and Significant Accounting Policies," to the company's consolidated financial statements included in its Annual Report on Form 10-K for the fiscal year ended January 25, 2007.

(3) The amounts reflect payments based on performance under the 2003 Executive Incentive Plan.

(4) Earnings on Mr. Bryant's nonqualified retirement benefit were not above market or preferential. Mr. Bryant's nonqualified retirement benefits are as described below under the heading "Nonqualified Deferred Compensation" beginning on page 36.

(5) Includes the following payments:

Name	Car Allowance ($)	Insurance Premium ($)	Medical Expense Reimbursements ($)	Employee Savings & Profit Sharing Plan Matching Contributions ($)	Loan Forgiveness ($)	Tax Reimbursement ($)	Dividends and Interest ($)	Total ($)
Warren F. Bryant	$8,520	$41,325	$2,323	$3,538	—	$30,797	$ 3,054	$89,557
Steven F. McCann	$8,520	$ 2,648	$9,097	$3,538	—	—	$13,162	$36,965
Bruce E. Schwallie	$6,342	$ 2,235	$6,579	$3,538	$55,792	—	$ 9,708	$84,194
William J. Rainey	$8,520	$ 2,228	$4,305	$3,538	—	—	$ 1,524	$20,115
Todd J. Vasos	$6,624	$ 2,586	$4,017	$3,538	—	—	$ 9,613	$26,378

We have entered into employment agreements with each of our named executive officers and have summarized the material terms of such agreements in this proxy statement. Each agreement is an exhibit to our Annual Report on Form 10-K for the fiscal year ended January 25, 2007.

Warren F. Bryant. Effective October 30, 2002, we entered into an employment agreement with Warren F. Bryant, our President and Chief Executive Officer, in connection with his employment by us, initial election to our board of directors and his relocation to our headquarters in Walnut Creek, California. The agreement provided for an initial annual base salary of $750,000 which, starting in January 2004, was subject to annual review by the Compensation Committee. Mr. Bryant's target annual bonus amount is 80% of his base salary. His actual award will range from 0% to 200% of his base salary based on objective performance criteria and other factors as determined by the Compensation Committee. The agreement provided for an initial option grant of 230,000 shares awarded to Mr. Bryant under the 1995 Long-Term Incentive Plan on October 30, 2002, with any subsequent grants of stock options or equity-based awards to Mr. Bryant to be made in the sole discretion of the Compensation Committee. Under the agreement, Mr. Bryant is also entitled, under certain circumstances, to termination payments and a nonqualified retirement benefit, as described below under the headings "Potential Payments Upon Termination or Change in Control" and "Nonqualified Deferred Compensation."

The agreement provided for reimbursement to Mr. Bryant for reasonable expenses related to his relocation, and up to $40,000 in reasonable out-of-pocket expenses incurred for temporary housing, and closing and certain related costs for the sale of his home in Ohio. Mr. Bryant was also entitled to a one-time relocation allowance of $20,000 and a payment in the amount necessary to make him whole on an after-tax basis for any income taxes incurred in connection with the relocation-related benefits. Under the agreement, Mr. Bryant was also entitled to a one-time payment of $50,000 that was intended to defray Mr. Bryant's obligation to his former employer for relocation benefits provided to him. Under the agreement, Mr. Bryant is entitled to term life insurance coverage providing for a $2,000,000 death benefit and disability insurance coverage providing for a yearly benefit of at least $690,000 annually. Mr. Bryant is reimbursed for the cost of these policies and the reimbursement is grossed up for taxes.

Steven F. McCann. In April 2000, we entered into an agreement (and in May 2002 we amended this agreement) with Steven F. McCann, our Executive Vice President and Chief Financial Officer, in connection with his employment by us and his relocation to our headquarters in Walnut Creek, California. Pursuant to the agreement, we agreed to hire Mr. McCann in the position of Senior Vice President, Chief Financial Officer and Treasurer at an initial annual salary of $210,000, with participation in our short-term incentive plan, and a bonus factor, which provided assurance of his reaching bonus target within the time period of second quarter fiscal year 2001 and first quarter fiscal year 2002. We also provided a transition bonus of $120,000 and vacation accrual at the rate of four weeks per year, and within one month of his hire date, we granted Mr. McCann a non-qualified stock option of 20,000 shares. To assist in his relocation, we agreed to buy Mr. McCann's home and pay for reasonable moving expenses, including travel and lodging expenses for his family to take a trip to California prior to their intended move, and agreed to loan Mr. McCann $256,663 to assist him with the purchase of a home in the Walnut Creek, California, area. The loan, which we made on June 15, 2000, provided for an interest rate of 6.53%. So long as Mr. McCann remained one of our employees, we agreed to forgive one-fifth of the loan plus all accrued interest at the end of each of the first five years of his employment with us and, at each interval and in our sole discretion, either make a cash payment to Mr. McCann of an amount equal to the amount so forgiven, or make a stock grant in shares of our stock at the then-current value equaling the loan amount so forgiven. This cash payment or stock grant was intended to help Mr. McCann offset any taxation resulting from the forgiveness of the loan. The loan was completely forgiven as of April 15, 2005.

Bruce E. Schwallie. In February 2002, we entered into an agreement with Bruce E. Schwallie, our Executive Vice President – Business Development and Managed Care, in connection with his employment by us and his relocation to our headquarters in Walnut Creek, California. Pursuant to the agreement, we agreed to hire Mr. Schwallie in the position of Senior Vice President – Pharmacy and Business Development at an initial annual salary of $250,000, with participation in our short-term incentive plan, and a guaranteed bonus equal to 40% of Mr. Schwallie's base annual salary for his first year of employment. Any bonus thereafter would be based on his individual as well as our overall performance. We also provided a transition bonus of $50,000 and vacation accrual at the rate of four weeks per year, and, within one month of his hire date, we granted Mr. Schwallie a non-qualified stock option of 20,000 shares. To assist in his relocation, we agreed to buy Mr. Schwallie's home and pay for reasonable moving expenses, including reasonable travel back and forth to Ohio as needed until his relocation was completed. We agreed to loan Mr. Schwallie $228,757 to assist him with the purchase of a home in the Walnut Creek, California, area. The loan, which we made on March 20, 2002, provides for an interest rate of 7%. So long as Mr. Schwallie remained one of our employees, we agreed to forgive one-fifth of the loan plus all accrued interest at the end of each of the first five years of his employment with us. As of January 25, 2007, $55,792 was outstanding on the loan.

William J. Rainey. In March 2003, we entered into an agreement with William J. Rainey in connection with his employment by us as our Senior Vice President, General Counsel and Secretary, and his relocation to our headquarters in Walnut Creek, California. Pursuant to the agreement, we agreed to pay Mr. Rainey an annual salary of $375,000 for the first year of employment, with a bonus opportunity targeted to equal 50% of Mr. Rainey's base annual salary, based on his individual as well as our overall performance. We also provided a hiring bonus of $250,000, which was subject to a repayment schedule for the first three years of his employment and vacation accrual at the rate of four weeks per year. In addition, on May 20, 2003, we granted Mr. Rainey a non-qualified stock option to purchase 40,000 shares of our common stock. To assist in his relocation, we agreed to pay for up to six months of reasonable temporary living expenses and reasonable travel and moving expenses.

Todd J. Vasos. In November 2001, we entered into an agreement with Todd J. Vasos in connection with his employment by us as our Senior Vice President – Marketing, and his relocation to our headquarters in Walnut Creek, California. Pursuant to the agreement, we agreed to pay Mr. Vasos an annual salary of $250,000 for the first year of employment, an annual salary of $275,000 for the second year of employment, and a guaranteed bonus payment for Mr. Vasos' first year of employment equal to 40% of his base annual salary. We also provided a hiring bonus of $40,000, which was grossed up for federal and state income taxes, and vacation accrual at the rate of four weeks per year. In addition, on December 14, 2001, we granted Mr. Vasos a non-qualified stock option to purchase 20,000 shares of our common stock. To assist in his relocation, we agreed to pay for up to six months of reasonable temporary living expenses and reasonable travel and moving expenses. We also agreed to purchase his then current residence at an agreed upon price based on the average of no less than two appraisals by jointly approved appraisers.

GRANTS OF PLAN-BASED AWARDS DURING FISCAL YEAR 2007

The following table shows information about grants of cash and equity awards during fiscal year 2007 for the named executive officers.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards						
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)(1)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Stock Awards: Number of Securities Under-lying Options (#)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)
Warren F. Bryant . . .	4/25/06	242,200	692,000	1,730,000							
	4/25/06				6,500	26,000	52,000				$1,231,360(2)
	4/25/06				9,750	39,000	78,000				$1,847,040(2)
Steven F. McCann . .	4/25/06	75,250	215,000	430,000							
	4/25/06				1,800	7,200	14,400				$ 340,992(2)
	4/25/06				2,700	10,800	21,600				$ 511,488(2)
	2/27/06							500			$ 19,525
Bruce E. Schwallie . .	4/25/06	74,900	214,000	428,000							
	4/25/06				1,600	6,400	12,800				$ 303,104(2)
	4/25/06				2,400	9,600	19,200				$ 454,656(2)
William J. Rainey . . .	4/25/06	72,450	207,000	414,000							
	4/25/06				1,500	6,000	12,000				$ 284,160(2)
	4/25/06				2,250	9,000	18,000				$ 426,240(2)
Todd J. Vasos	4/25/06	62,125	177,500	355,000							
	4/25/06				1,500	6,000	12,000				$ 284,160(2)
	4/25/06				2,250	9,000	18,000				$ 426,240(2)

(1) The fiscal year 2007 long-term incentive target for Messrs. Bryant, McCann, Schwallie, Rainey and Vasos were 65,000, 18,000, 16,000, 15,000 and 15,000, respectively. The target award is split between performance periods as described under the Long-Term Incentives section of this document on page 25.

(2) This value is determined using the target number of shares under the performance-based equity plan multiplied by $47.36, the closing price of Longs Drug Stores Corporation stock on April 25, 2006.

OUTSTANDING EQUITY AWARDS AT 2007 FISCAL YEAR-END

The following table provides information with respect to shares of our common stock that may be issued to the named executive officers upon the exercise of options and other awards or vesting of restricted shares under the company's equity compensation plans as of the end of fiscal year 2007.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares Units or Other Rights That Have Not Vested ($)
Warren F. Bryant . .	230,000			22.45	10/30/2012	77,335(2)	$3,315,351	130,000(7)	$5,573,100
	63,750	21,250		24.40	11/24/2013				
	100,000	100,000		27.40	11/15/2014				
Steven F. McCann .	20,000			23.25	4/28/2010	32,236(3)	$1,381,957	36,000(8)	$1,543,320
	4,000			20.00	11/20/2010				
	20,000			26.60	3/19/2012				
	75,000			22.45	10/30/2012				
	24,000	8,000		24.40	11/24/2013				
	30,000	30,000		27.40	11/15/2014				
	7,500	22,500		30.52	3/7/2015				
Bruce E. Schwallie	20,000			22.29	1/23/2012	31,560(4)	$1,352,977	32,000(9)	$1,371,840
	15,000			26.60	3/19/2012				
	50,000			22.45	10/30/2012				
	15,000	5,000		16.72	7/15/2013				
	26,250	8,750		24.40	11/24/2013				
	30,000	30,000		27.40	11/15/2014				
	7,500	22,500		30.52	3/7/2015				
William J. Rainey .	30,000	10,000		15.11	5/20/2013	20,662(5)	$ 885,780	30,000(10)	$1,286,100
	13,125	4,375		24.40	11/24/2013				
	12,500	12,500		27.40	11/15/2014				
Todd J. Vasos	20,000			21.69	12/14/2011	20,145(6)	$ 863,616	30,000(10)	$1,286,100
	15,000			26.60	3/19/2012				
	50,000			22.45	10/30/2012				
	13,125	4,375		24.40	11/24/2013				
	12,500	12,500		27.40	11/15/2014				
	5,000	15,000		30.52	3/7/2015				

(1) 25% vests annually on anniversary of grant.

(2) Includes 5,335 unvested shares from a performance-based restricted stock grant which vests on April 13, 2007. Includes 72,000 unvested shares from a performance-based restricted stock grant, of which 25% vested on January 26, 2007, and the remaining 50% is scheduled to vest on January 26, 2008.

(3) Includes 2,486 unvested shares from a performance-based restricted stock grant which vests on April 13, 2007. Includes 29,250 unvested shares from a performance-based restricted stock grant, of which 25% vested on January 26, 2007, and the remaining 50% is scheduled to vest on January 26, 2008. Includes 500 unvested shares from time-based restricted stock grant which vested on February 27, 2007.

(4) Includes 2,310 unvested shares from a performance-based restricted stock grant which vests on April 13, 2007. Includes 29,250 unvested shares from a performance-based restricted stock grant, of which 25% vested on January 26, 2007, and the remaining 50% is scheduled to vest on January 26, 2008.

(5) Includes 2,662 unvested shares from a performance-based restricted stock grant which vests on April 13, 2007. Includes 18,000 unvested shares from a performance-based restricted stock grant, of which 25% vested on January 26, 2007, and the remaining 50% is scheduled to vest on January 26, 2008.

(6) Includes 2,145 unvested shares from a performance-based restricted stock grant which vests on April 13, 2007. Includes 18,000 unvested shares from a performance-based restricted stock grant, of which 25% vested on January 26, 2007, and the remaining 50% is scheduled to vest on January 26, 2008.

(7) Includes 52,000 shares of restricted stock granted pursuant to the fiscal year 2007 long-term incentive plan in connection with fiscal year 2007 performance, of which 25% vested on February 26, 2007, an additional 25% is scheduled to vest on January 31, 2008, and the remaining 50% is scheduled to vest on January 29, 2009. Up to an additional 78,000 shares of restricted stock may be earned under the fiscal year 2007 long-term incentive plan for combined fiscal years 2007 and 2008 performance, of which 25% would vest upon certification of the combined fiscal year 2007 and 2008 results, an additional 25% would vest on January 29, 2009, and remaining 50% would vest on January 28, 2010.

(8) Includes 14,400 shares of restricted stock granted pursuant to the fiscal year 2007 long-term incentive plan in connection with fiscal year 2007 performance, of which 25% vested on February 26, 2007, an additional 25% is scheduled to vest on January 31, 2008, and the remaining 50% is scheduled to vest on January 29, 2009. Up to an additional 21,600 shares of restricted stock may be earned under the fiscal year 2007 long-term incentive plan for combined fiscal years 2007 and 2008 performance, of which 25% would vest upon certification of the combined fiscal year 2007 and 2008 results, an additional 25% would vest on January 29, 2009, and remaining 50% would vest on January 28, 2010.

(9) Includes 12,800 shares of restricted stock granted pursuant to the fiscal year 2007 long-term incentive plan in connection with fiscal year 2007 performance, of which 25% vested on February 26, 2007, an additional 25% is scheduled to vest on January 31, 2008, and the remaining 50% is scheduled to vest on January 29, 2009. Up to an additional 19,200 shares of restricted stock may be earned under the fiscal year 2007 long-term incentive plan for combined fiscal years 2007 and 2008 performance, of which 25% would vest upon certification of the combined fiscal year 2007 and 2008 results, an additional 25% would vest on January 29, 2009, and remaining 50% would vest on January 28, 2010.

(10) Includes 12,000 shares of restricted stock granted pursuant to the fiscal year 2007 long-term incentive plan in connection with fiscal year 2007 performance, of which 25% vested on February 26, 2007, an additional 25% is scheduled to vest on January 31, 2008, and the remaining 50% is scheduled to vest on January 29, 2009. Up to an additional 18,000 shares of restricted stock may be earned under the fiscal year 2007 long-term incentive plan for combined fiscal years 2007 and 2008 performance, of which 25% would vest upon certification of the combined fiscal year 2007 and 2008 results, an additional 25% would vest on January 29, 2009, and remaining 50% would vest on January 28, 2010.

OPTION EXERCISES AND STOCK VESTED IN FISCAL YEAR 2007

The following table provides information with respect to common shares which were issued upon exercise of stock options or vesting of restricted stock during fiscal year 2007.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Warren F. Bryant	0	$0	29,335	$1,187,465
Steven F. McCann	0	$0	16,996	$ 710,128
Bruce E. Schwallie	0	$0	15,460	$ 641,080
William J. Rainey	0	$0	8,662	$ 359,174
Todd J. Vasos	0	$0	11,545	$ 486,902

PENSION BENEFITS

Except as set forth under "Nonqualified Deferred Compensation" below, we do not provide named executive officers with pension benefits.

NONQUALIFIED DEFERRED COMPENSATION

Under Mr. Bryant's employment agreement, if (i) he is employed until November 1, 2007, (ii) his employment is terminated other than for cause or disability, (iii) Mr. Bryant resigns for good reason or for any reason between 6 and 24 months after a change in control, or (iv) Mr. Bryant dies, Mr. Bryant (or his spouse in the event of death) will receive a nonqualified retirement benefit in the form of an annuity or, in the case of a qualifying termination between 6 and 24 months after a change in control, a lump sum. The annuity is payable within 30 days after the later of age 62 (or, in the case of Mr. Bryant's death, the date on which Mr. Bryant would have attained age 62) or termination of employment. The lump sum is payable as soon as practicable following termination of employment. This benefit is intended to compensate Mr. Bryant for the forgone benefit under his former employer's pension program attributable to assumed salary increases through age 65 that Mr. Bryant would have earned had he remained employed with his former employer. The agreement provides for an assumed 2% per year salary increase and limits the amount of the benefit, on an actuarially equivalent basis (using the assumptions set forth in the agreement), to $850,000 as of the date of the agreement, plus interest from the date of the agreement. The compensation deferred is the lesser of (i) $850,000 and (ii) the lump sum present value, as of the date of the agreement, of the increased pension benefits (commencing at age 65) from his prior employer Mr. Bryant would have expected to earn based on service until age 65 with an assumed 2% salary increase. Under Mr. Bryant's employment agreement, if the compensation deferred is less than $850,000, Mr. Bryant is to be paid an additional lump sum of $56,875. The deferred compensation earnings basis is the interest rate described in section 417(e)(3) of the Internal Revenue Code (30-year Treasury rate). The interest and benefit calculations depend on certain assumptions that may be contained in the prior employer's plan document. The company has made what it believes are reasonable assumptions with respect to such calculations.

The table below shows the aggregate earnings in fiscal year 2007 as well as the aggregate balance as of January 25, 2007 under this retirement benefit.

Name	Executive Contributions in Last Fiscal Year $	Registrant Contributions in Last Fiscal Year $	Aggregate Earnings in Last Fiscal Year $	Aggregate Withdrawals / Disbursements $	Aggregate Balance at Last Fiscal Year End $
Warren F. Bryant	$0	$0	$38,779	$0	$841,470

We do not provide nonqualified defined contribution or other deferred compensation plans to any other named executive officers.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following summaries describe potential payments payable to our named executive officers upon termination of employment or a change in control. The actual payments to executives are contingent upon many factors as of the time benefits would be paid, including elections by the executive and tax rates as well as the discretion of Compensation Committee.

Warren F. Bryant

If we terminate Mr. Bryant's employment other than for cause or because of disability (as each is defined in the agreement) or Mr. Bryant resigns for good reason (as defined in the agreement), Mr. Bryant will be entitled to severance pay, continued vesting for a period of 18 months of all outstanding options and other equity-based awards, a pro-rated annual bonus at his target amount and up to 18 months of continued health care coverage. The severance pay is payable over 18 months and is equal to 1.5 times the highest base salary paid to Mr. Bryant under the agreement and 1.5 times the greater of (i) $400,000 (if Mr. Bryant's employment terminates prior to the payment of his annual bonus for the fiscal year ending in January 2004), (ii) the highest annual bonus paid to Mr. Bryant during the term of the agreement, and (iii) Mr. Bryant's target annual bonus amount based on his base salary as of the date of his employment termination. Mr. Bryant must execute a release of claims and comply with certain obligations in the agreement relating to confidentiality, non-solicitation, non-disparagement and cooperation in order to receive the severance payments and benefits. The agreement also provides that Mr. Bryant's unexercised and unvested equity awards will expire in the event of a breach, other than an insubstantial breach, of those obligations.

Mr. Bryant will be entitled to receive enhanced severance payments and benefits instead of those described above if: (i) we terminate his employment other than for cause or disability within two years after a change in control (as defined in the agreement), (ii) Mr. Bryant resigns for good reason within 179 days after a change in control (as defined in the agreement), or (iii) Mr. Bryant resigns for any reason after 180 days after a change in corporate control and within two years following a change in control. The enhanced severance payments and benefits consist of the same severance pay described above except that it is payable in a lump sum and is equal to three times (rather than 1.5 times) the amounts described, a pro-rated annual bonus at the target amount, up to 36 months of continued health care coverage and tax restoration payments to the extent that any payments or benefits made to Mr. Bryant by us are subject to an excise tax under the Internal Revenue Code. In addition, the option grant with respect to 230,000 shares awarded to Mr. Bryant under the agreement would become fully exercisable.

Assuming Mr. Bryant's employment was terminated under the circumstances noted in the table below as of January 25, 2007, payments and benefits to him would have an estimated potential value as follows:

Warren F. Bryant, President & Chief Executive Officer

Termination Reason	Cash Severance	Bonus	Benefits	Value of Accelerated Equity Awards	Tax Gross-Ups	Retirement Plans
Without Cause	$3,051,780	$692,000	$ 2,709	$ 5,254,839	$ 0	$841,470
With Cause	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Change in Control	$6,103,559	$692,000	$11,891	$10,827,939	$4,286,746	$841,470
Death	$ 0	$692,000	$ 0	$ 4,984,476	$ 0	$841,470
Disability	$ 0	$692,000	$ 0	$ 4,984,476	$ 0	$841,470

Named Executive Officers (Other Than Warren F. Bryant)

Retention Agreements

We have entered into agreements with Messrs. McCann, Schwallie, Rainey, and Vasos, providing for certain severance benefits in the event of the severance of the employment of such executive officers. Under each agreement, severance benefits as described below are payable if such executive officer ceases to be employed by us for any reason other than just cause, total disability or death.

The agreements provide that each such executive officer shall be entitled to the payment of his annual base salary at the same rate, and on the same schedule, as in effect immediately prior to the date of termination of employment for a period of 24 months (18 months where the date of the termination is on or after the second anniversary of the effective date of the agreement). In addition, these executive officers are entitled to health coverage until the earlier of (i) the date that the executive is offered comparable coverage by another employer, (ii) the end of the severance period, or (iii) the executive's death. Also, executives are offered outplacement services for one year after the date of the qualifying termination. Outplacement services include skill assessment, job market analysis, resume preparation, interviewing skills counseling, job search techniques and negotiating, and shared office facilities and administrative support. The value of outplacement services shall not exceed $15,000.

Each of the agreements has an initial term of two years; provided, however, that such agreements will automatically be renewed for successive two-year terms unless we deliver to the applicable executive officer written notice of non-renewal at least 180 days before the expiration date. Each of the agreements with Messrs. McCann, Schwallie, Rainey, and Vasos were entered into in September 2003, and renewed automatically in September 2005 for an additional two years. We have not delivered a notice of non-renewal to any of these named executive officers. Notwithstanding the foregoing, these agreements automatically terminate upon the earlier of a change in corporate control (as defined in the change in corporate control agreements described below) or such time as the applicable executive officer ceases to be employed by us for any reason. The agreements require each executive officer to execute a release of claims and comply with certain obligations in the agreement relating to confidentiality, non-solicitation, non-disparagement and cooperation in order to receive the severance payments and benefits.

Change in Control Agreements

We have also entered into agreements, as amended, with Messrs. McCann, Schwallie, Rainey, and Vasos, providing for certain severance benefits in the event of the severance of the employment of such executive officers following a change in corporate control. Under each agreement, severance is payable upon a company-initiated termination within two years following a change in corporate control, a termination initiated by the applicable executive officer within 180 days following a change in corporate control and following a material and detrimental alteration in the applicable executive officer's position, responsibilities, compensation or benefits from those in effect immediately prior to the change in corporate control or a termination initiated by the applicable executive officer for any reason after 180 days after a change in corporate control and within two years following a change in corporate control.

The agreements provide that each of the executive officers shall be entitled to a severance benefit equal to three times the average of such executive officer's annual base salary and bonus for the five consecutive taxable year period (or shorter period of actual service) that includes the taxable year of the change in corporate control, less one dollar. In addition, these executive officers are entitled to a prorated bonus award at the target amount in respect of the performance period in which the severance of employment occurs based on the percentage of the performance period that has elapsed as of the date of the severance of employment.

Each of the agreements has an initial term of three years, and the expiration date will automatically be extended for one additional year unless in the 30-day period immediately preceding any anniversary date of the agreement, either we or the applicable executive officer rejects such automatic extension. The agreements with Messrs. McCann, Schwallie, Rainey, and Vasos were entered into in June 2003 and renewed automatically on June 2006 for an additional year.

Assuming the employment of the named executive officers noted in the tables below was terminated under the circumstances noted in the table on January 25, 2007, payments and benefits to each executive officer would have estimated potential values as follows:

Steven F. McCann, Executive Vice President & Chief Financial Officer

Termination Reason	Cash Severance	Bonus	Benefits	Value of Accelerated Equity Awards	Tax Gross-Ups	Retirement Plans
Without Cause	$ 645,000	$215,000	$18,690	$ 0	$ 0	—
With Cause	$ 0	$ 0	$ 0	$ 0	$ 0	—
Change in Control	$1,690,233	$215,000	$ 0	$3,815,012	$932,931	—
Death	$ 0	$215,000	$ 0	$1,549,152	$ 0	—
Disability	$ 0	$215,000	$ 0	$1,549,152	$ 0	—

Bruce E. Schwallie, Executive Vice President – Business Development & Managed Care

Termination Reason	Cash Severance	Bonus	Benefits	Value of Accelerated Equity Awards	Tax Gross-Ups	Retirement Plans
Without Cause	$ 642,000	$214,000	$18,177	$ 0	$ 0	—
With Cause	$ 0	$ 0	$ 0	$ 0	$ 0	—
Change in Control	$1,652,394	$214,000	$ 0	$3,759,155	$968,116	—
Death	$ 0	$214,000	$ 0	$1,404,515	$ 0	—
Disability	$ 0	$214,000	$ 0	$1,404,515	$ 0	—

William J. Rainey, Senior Vice President, General Counsel & Secretary

Termination Reason	Cash Severance	Bonus	Benefits	Value of Accelerated Equity Awards	Tax Gross-Ups	Retirement Plans
Without Cause	$ 621,000	$207,000	$17,709	$ 0	$ 0	—
With Cause	$ 0	$ 0	$ 0	$ 0	$ 0	—
Change in Control	$1,769,530	$207,000	$ 0	$2,723,661	$882,334	—
Death	$ 0	$207,000	$ 0	$1,209,599	$ 0	—
Disability	$ 0	$207,000	$ 0	$1,209,599	$ 0	—

Todd J. Vasos, Senior Vice President & Chief Merchandising Officer

Termination Reason	Cash Severance	Bonus	Benefits	Value of Accelerated Equity Awards	Tax Gross-Ups	Retirement Plans
Without Cause	$ 532,500	$177,500	$18,690	$ 0	$ 0	—
With Cause	$ 0	$ 0	$ 0	$ 0	$ 0	—
Change in Control	$1,354,576	$177,500	$ 0	$2,609,147	$765,745	—
Death	$ 0	$177,500	$ 0	$1,194,613	$ 0	—
Disability	$ 0	$177,500	$ 0	$1,194,613	$ 0	—

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of January 25, 2007 with respect to shares of our common stock that may be issued under existing equity compensation plans. The category "Equity Compensation Plans Approved by Stockholders" in the table below consists of our 1995 Long-Term Incentive Plan. The category "Equity Compensation Plans not Approved by Stockholders" in the table below consists of our Non-Executive Long-Term Incentive Plan.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options (a)	Weighted-average Exercise Price of Outstanding Options (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities in Column (a)) (c)
Equity Compensation Plans Approved by Stockholders	1,661,500	$25.40	3,524,557(1)
Equity Compensation Plans Not Approved by Stockholders	953,954	$25.67	784,840(2)
Total	2,615,454	$25.50	4,309,397

(1) Represents shares remaining for issuance pursuant to options, stock appreciation rights, restricted stock or performance shares under the 1995 Long-Term Incentive Plan. In any fiscal year, no individual may receive awards under the 1995 Long-Term Incentive Plan of more than: 500,000 shares as restricted stock (750,000 shares in connection with initial employment); 300,000 shares pursuant to stock appreciation rights (500,000 in connection with initial employment); or 300,000 performance shares (500,000 in connection with initial employment).

(2) Represents shares remaining for issuance pursuant to options, stock appreciation rights, restricted stock or performance shares under the Non-Executive Long-Term Incentive Plan.

Appendix A

LONGS DRUG STORES CORPORATION
(a Maryland Corporation)

AUDIT AND FINANCE COMMITTEE CHARTER

This Audit and Finance Committee Charter was adopted by the Board of Directors (the "Board") of Longs Drug Stores Corporation (the "Company") on March 2, 2004.

I. Purpose

The purpose of the Audit and Finance Committee (the "Committee") is to assist the Board with its oversight responsibilities regarding: (i) the integrity of the Company's financial statements; (ii) the Company's compliance with legal and regulatory requirements; (iii) the independent auditor's qualifications and independence; and (iv) the performance of the Company's internal audit function and independent auditor. The Committee shall prepare the report required by the rules of the Securities and Exchange Commission (the "SEC") to be included in the Company's annual proxy statement.

In addition to the powers and responsibilities expressly delegated to the Committee in this Charter, the Committee may exercise any other powers and carry out any other responsibilities delegated to it by the Board from time to time consistent with the Company's bylaws. The powers and responsibilities delegated by the Board to the Committee in this Charter or otherwise shall be exercised and carried out by the Committee as it deems appropriate without requirement of Board approval, and any decision made by the Committee (including any decision to exercise or refrain from exercising any of the powers delegated to the Committee hereunder) shall be at the Committee's sole discretion. While acting within the scope of the powers and responsibilities delegated to it, the Committee shall have and may exercise all the powers and authority of the Board. To the fullest extent permitted by law, the Committee shall have the power to determine which matters are within the scope of the powers and responsibilities delegated to it.

Notwithstanding the foregoing, the Committee's responsibilities are limited to oversight. Management of the Company is responsible for the preparation, presentation and integrity of the Company's financial statements as well as the Company's financial reporting process, accounting policies, internal audit function, internal accounting controls and disclosure controls and procedures. The independent auditor is responsible for performing an audit of the Company's annual financial statements, expressing an opinion as to the conformity of such annual financial statements with generally accepted accounting principles and reviewing the Company's quarterly financial statements. It is not the responsibility of the Committee to plan or conduct audits or to determine that the Company's financial statements and disclosure are complete and accurate and in accordance with generally accepted accounting principles and applicable laws, rules and regulations. Each member of the Committee shall be entitled to rely on the integrity of those persons within the Company and of the professionals and experts (including the Company's internal auditor (or others responsible for the internal audit function, including contracted non-employee or audit or accounting firms engaged to provide internal audit services) (the "internal auditor") and the Company's independent auditor) from which the Committee receives information and, absent actual knowledge to the contrary, the accuracy of the financial and other information provided to the Committee by such persons, professionals or experts.

Further, auditing literature, particularly Statement of Accounting Standards No. 100, defines the term "review" to include a particular set of required procedures to be undertaken by independent auditors. The members of the Committee are not independent auditors, and the term "review" as used in this Charter is not intended to have that meaning and should not be interpreted to suggest that the Committee members can or should follow the procedures required of auditors performing reviews of financial statements.

II. Committee Authority and Responsibilities

The Committee has the following authority and responsibilities.

Interaction with the Independent Auditor

1. *Appointment and Oversight.* The Committee shall be directly responsible for the appointment, compensation, retention and general oversight of the work of the independent auditor (including resolution of any disagreements between Company management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for the Company, and the independent auditor shall report directly to the Committee.

2. *Pre-Approval of Services.* Before the independent auditor is engaged to render audit or non-audit services for the Company or its subsidiaries, the Committee shall approve the engagement. Committee pre-approval of audit and non-audit services will not be required if the engagement for the services is entered into pursuant to pre-approval policies and procedures established by the Committee regarding the Company's engagement of the independent auditor, provided the policies and procedures are detailed as to the particular service, the Committee is informed of each service provided and such policies and procedures do not include delegation of the Committee's responsibilities under the Exchange Act to the Company's management. The Committee may delegate to one or more designated members of the Committee the authority to grant pre-approvals, provided such approvals are presented to the Committee at a subsequent meeting. If the Committee elects to establish pre-approval policies and procedures regarding non-audit services, the Committee must be informed of each non-audit service provided by the independent auditor. Committee pre-approval of non-audit services (other than review and attest services) also will not be required if such services fall within available exceptions established by the SEC.

3. *Independence of Independent Auditor.* The Committee shall, at least annually, review the independence and quality control procedures of the independent auditor and the experience and qualifications of the independent auditor's senior personnel that are providing audit services to the Company. In conducting its review:

(i) The Committee shall obtain and review a report prepared by the independent auditor describing (a) the auditing firm's internal quality-control procedures and (b) any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditing firm, and any steps taken to deal with any such issues.

(ii) The Committee shall discuss with the independent auditor its independence from the Company, and obtain and review a written statement prepared by the independent auditor describing all relationships between the independent auditor and the Company, consistent with Independence Standards Board Standard 1, and consider the impact that any relationships or services may have on the objectivity and independence of the independent auditor.

(iii) The Committee shall confirm with the independent auditor that the independent auditor is in compliance with the partner rotation requirements established by the SEC.

(iv) The Committee shall consider at least annually whether the Company should rotate independent auditing firms.

(v) The Committee shall, if applicable, consider whether the independent auditor's provision of any permitted information technology services or other non-audit services to the Company is compatible with maintaining the independence of the independent auditor.

Annual Financial Statements and Annual Audit

4. *Meetings with Management, the Independent Auditor and the Internal Auditor.*

(i) The Committee shall meet with management, the independent auditor and the internal auditor in connection with each annual audit to discuss the scope of the audit, the procedures to be followed and the staffing of the audit.

(ii) The Committee shall review and discuss with management and the independent auditor: (A) major issues regarding accounting principles and financial statement presentation, including any significant changes in the Company's selection or application of accounting principles, and major issues as to the adequacy of the Company's internal controls and any special audit steps adopted in light of material control deficiencies; (B) any analyses prepared by management or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including analyses of the effects of alternative GAAP methods on the Company's financial statements; and (C) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the Company's financial statements.

(iii) The Committee shall review and discuss the annual audited financial statements with management and the independent auditor, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

5. *Separate Meetings with the Independent Auditor.*

(i) The Committee shall review with the independent auditor any problems or difficulties the independent auditor may have encountered during the course of the audit work, including any restrictions on the scope of activities or access to required information or any significant disagreements with management and management's responses to such matters. Among the items that the Committee should consider reviewing with the Independent Auditor are: (A) any accounting adjustments that were noted or proposed by the auditor but were not effected in the Company's financial statements (i.e., "passed" (as immaterial or otherwise)); (B) any communications between the audit team and the independent auditor's national office respecting auditing or accounting issues presented by the engagement; and (C) any "management" or "internal control" letter issued, or proposed to be issued, by the independent auditor to the Company. The Committee shall obtain from the independent auditor assurances that Section 10A(b) of the Exchange Act has not been implicated.

(ii) The Committee shall discuss with the independent auditor the report that such auditor is required to make to the Committee regarding: (A) all accounting policies and practices to be used that the independent auditor identifies as critical; (B) all alternative treatments within GAAP for policies and practices related to material items that have been discussed among management and the independent auditor, including the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and (C) all other material written communications between the independent auditor and management of the Company, such as any management letter, management representation letter, reports on observations and recommendations on internal controls, independent auditor's engagement letter, independent auditor's independence letter, schedule of unadjusted audit differences and a listing of adjustments and reclassifications not recorded, if any.

(iii) The Committee shall discuss with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61, "Communication with Audit Committees," as then in effect.

6. *Recommendation to Include Financial Statements in Annual Report.* The Committee shall, based on the review and discussions in paragraphs 4(iii) and 5(iii) above, and based on the disclosures received from the independent auditor regarding its independence and discussions with the auditor regarding such independence pursuant to subparagraph 3(ii) above, determine whether to recommend to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year subject to the audit.

<u>*Quarterly Financial Statements*</u>

7. *Meetings with Management, the Independent Auditor and the Internal Auditor.* The Committee shall review and discuss the quarterly financial statements with management and the independent auditor, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Internal Audit

8. *Appointment.* The Committee shall approve the appointment and replacement of the internal auditor.

9. *Separate Meetings with the Internal Auditor.* The Committee shall meet periodically with the Company's internal auditor to discuss the responsibilities, budget and staffing of the Company's internal audit function and any issues that the internal auditor believes warrant audit committee attention. The Committee shall discuss with the internal auditor any significant reports to management prepared by the internal auditor and any responses from management.

Finance

10. In discharging its responsibilities with respect to finance matters, the Committee will:

- Meet at least quarterly with the CEO, CFO and others within management to review the financial and operating results of the Company, and to monitor capital expenditures against the Capital Budget.
- Keep advised of the Company's relationships with its bankers and other lenders, monitor its compliance with financing agreements, debt covenants and standing with the credit rating agencies and monitor the adequacy of the Company's credit facility and of its insurance coverage.
- Review cash management and investment policies of the Company including policies and positions regarding interest rate risk, liquidity management and derivative use, as well as investment returns.
- Report all transactions and relevant matters to the Board.

Other Powers and Responsibilities

11. The Committee shall discuss with management and the independent auditor the Company's earnings press releases (with particular focus on any "pro forma" or "adjusted" non-GAAP information), as well as financial information and earnings guidance provided to analysts and rating agencies. The Committee's discussion in this regard may be general in nature (i.e., discussion of the types of information to be disclosed and the type of presentation to be made) and need not take place in advance of each earnings release or each instance in which the Company may provide earnings guidance.

12. The Committee shall discuss with management and the independent auditor any related-party transactions brought to the Committee's attention which could reasonably be expected to have a material impact on the Company's financial statements.

13. The Committee shall discuss with management and the independent auditor any correspondence from or with regulators or governmental agencies, any employee complaints or any published reports that are brought to their attention and that in the opinion of management and/or the Committee raise material issues regarding the Company's financial statements, financial reporting process, accounting policies or internal audit function.

14. The Committee shall discuss with the Company's General Counsel or outside counsel any legal matters brought to the Committee's attention that could reasonably be expected to have a material impact on the Company's financial statements.

15. The Committee shall request assurances from management, the independent auditor and the Company's internal auditors that the Company's foreign subsidiaries and foreign affiliated entities, if any, are in conformity with applicable legal requirements, including disclosure of related party transactions.

16. The Committee shall discuss with management the Company's policies with respect to risk assessment and risk management. The Committee shall discuss with management the Company's significant financial risk exposures and the actions management has taken to limit, monitor or control such exposures.

17. The Committee shall set clear hiring policies for the Company's hiring of employees or former employees of the Company's independent auditor.

18. The Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters. The Committee shall also establish procedures for the confidential and anonymous submission by employees regarding questionable accounting or auditing matters.

19. The Committee shall provide the Company with the report of the Committee with respect to the audited financial statements for inclusion in each of the Company's annual proxy statements.

20. The Committee, through its Chair, shall report regularly to, and review with, the Board any issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance and independence of the Company's independent auditor, the performance of the Company's internal audit function or any other matter the Committee determines is necessary or advisable to report to the Board.

21. The Committee shall monitor compliance with the Company's Code of Business Conduct and Ethics.

22. The Committee shall at least annually perform an evaluation of the performance of the Committee and its members, including a review of the Committee's compliance with this Charter, and shall provide the Board with any recommendations for changes in procedures or policies governing the Committee. The Committee shall conduct such evaluation and review in such manner as it deems appropriate.

23. The Committee shall review and reassess this Charter at least annually and submit any recommended changes to the Board for its consideration.

24. Perform such other functions as may be assigned by the Board from time to time.

III. Membership

The Committee shall consist of no fewer than three members of the Board and shall be a standing committee of the Board. Each Committee member shall be financially literate as determined by the Board in its business judgment or must become financially literate within a reasonable period of time after his or her appointment to the Committee. Members of the Committee are not required to be engaged in the accounting and auditing profession and, consequently, some members may not be expert in financial matters, or in matters involving auditing or accounting. However, at least one member of the Committee shall have accounting or related financial management expertise as determined by the Board in its business judgment. In addition, either at least one member of the Committee shall be an "audit committee financial expert" within the definition adopted by the SEC or the Company shall disclose in its periodic reports required pursuant to the Securities Exchange Act of 1934 (the "Exchange Act") the reasons why at least one member of the Committee is not an "audit committee financial expert."

Each Committee member shall satisfy the independence requirements of the New York Stock Exchange and Exchange Act Rule 10A-3(b)(1). No Committee member may simultaneously serve on the audit committee of more than two other public companies, unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Committee and such determination is disclosed in the Company's annual proxy statement.

The members of the Committee, including the Chair of the Committee, shall be appointed by the Board on the recommendation of the Nominating/Corporate Governance Committee. Committee members may be removed from the Committee, with or without cause, by the Board.

IV. Meetings and Procedures

The Committee shall meet at least once during each fiscal quarter and more frequently as the Committee deems desirable. The Committee shall meet separately, periodically, with management, with the internal auditor and with the independent auditor.

The Chair (or in his or her absence, a member designated by the Chair) shall preside at each meeting of the Committee and, in consultation with management, set the agendas for Committee meetings. The Committee shall have the authority to establish its own rules and procedures for notice and conduct of its meetings so long as they are not inconsistent with any provisions of the Company's bylaws that are applicable to the Committee or the Company's Corporate Governance Guidelines.

All non-management directors that are not members of the Committee may attend and observe meetings of the Committee, but shall not participate in any discussion or deliberation unless invited to do so by the Committee, and in any event shall not be entitled to vote. The Committee may, at its discretion, include in its meetings members of the Company's management, representatives of the independent auditor, the internal auditor, any other financial personnel employed or retained by the Company or any other persons whose presence the Committee believes to be necessary or appropriate. Notwithstanding the foregoing, the Committee may also exclude from its meetings any persons it deems appropriate, including, but not limited to, any director that is not a member of the Committee.

The Committee may retain any independent counsel, experts or advisors (accounting, financial or otherwise) that the Committee believes to be necessary or appropriate. The Committee may also utilize the services of the Company's regular internal or external legal counsel or other internal or external advisors to the Company. The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent auditor for the purpose of rendering or issuing an audit report or performing other audit, review or attest services, for payment of compensation to any advisors employed by the Committee and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

The Committee may conduct or authorize investigations into any matters within the scope of the powers and responsibilities delegated to the Committee.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 25, 2007

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________

Commission file number 1-8978

LONGS DRUG STORES CORPORATION
(Exact name of registrant as specified in its charter)

Maryland	**68-0048627**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
141 North Civic Drive Walnut Creek, California	**94596**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (925) 937-1170

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Common stock	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $1,445,282,000 as of July 27, 2006, based on the closing price of the registrant's common stock on the New York Stock Exchange. For purposes of this calculation, only executive officers and directors are deemed to be the affiliates of the registrant.

There were 37,467,056 shares of common stock outstanding as of February 22, 2007.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this Annual Report on Form 10-K, to the extent not set forth herein, is incorporated by reference from specified portions of our definitive Proxy Statement for our 2007 Annual Meeting of Stockholders.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements relate to, among other things, our strategic initiatives; supply chain changes, including continued development of our new distribution center; Medicare prescription drug benefits; development of our pharmacy benefit services segment, including acquisition of a risk-bearing entity; merchandise and marketing efforts; operational improvements; safety improvements and workers' compensation claims and costs; the number of store openings, closures and remodels; revenues; pharmacy reimbursements; gross profits; operating and administrative expenses; depreciation and amortization; liquidity and cash requirements; the level of capital expenditures; share repurchases; dividends; effective tax rates; contractual obligations; the effect of new accounting pronouncements; our goals for self-distribution of our front-end merchandise; and factors affecting front-end sales in fiscal 2008 and are indicated by words or phrases such as "continuing," "expects," "estimates," "believes," "plans," "anticipates," "will" and other similar words or phrases.

These forward-looking statements are based on our current plans and expectations and involve risks and uncertainties that could cause actual events and results to vary materially from those included in or contemplated by forward-looking statements we make. These risks and uncertainties include, but are not limited to, those set forth below:

- Our ability to execute our previously announced initiatives and the associated organizational changes;
- Our ability to successfully manage our prescription drug plans;
- Our ability to increase self-distribution and improve our purchasing of front-end and pharmacy merchandise;
- Our ability to successfully implement new technology, including a comprehensive perpetual inventory system;
- Disruption in our supply chain due to system conversions or other issues;
- The success of our merchandise and marketing strategies;
- Our ability to improve the performance of underperforming stores;
- The timing, number and overall impact of store openings, closures and remodels;
- The manner and timing of disposition of our closed store properties and the proceeds we are able to receive for such properties;
- Consumer reaction to our remodeled stores;
- The effect of the Medicare prescription drug benefit on our retail drug store and pharmacy benefit services revenues and profitability;
- Our ability to license RxAmerica as a risk bearing entity;
- Our ability to grow prescription volumes;
- Our ability to develop and integrate our pharmacy, mail order and pharmacy benefit services capabilities to take advantage of future growth opportunities;
- The frequency and rate of introduction of successful new prescription drugs;
- The introduction of lower-priced generic drugs, including their timing of introduction and cost structure;
- The efforts of third-party health plans, including government-sponsored plans, to reduce prescription drug costs;
- Changes in economic conditions, including economic growth and unemployment levels, and in consumer preferences and spending patterns;
- The impact of rising gasoline prices on economic conditions and consumer spending;
- The effects of war and terrorism on economic conditions and consumer spending;
- The impact of state and federal budget deficits on government healthcare spending and on general economic conditions;
- Competition from other drug store chains, supermarkets, mass merchandisers, discount retailers, on-line retailers, other retailers, pharmacy benefit management companies and prescription drug plan providers;
- The growth of mail order pharmacies, and changes in some third-party health plans requiring mail order fulfillment of certain medications;
- Continued good relationships with our employees;
- Interest rate fluctuations and changes in capital market conditions or other events affecting our ability to obtain necessary financing on favorable terms;

- Our relationships with our suppliers, especially AmerisourceBergen Drug Corporation;
- Our ability to hire and retain pharmacists and other store and management personnel;
- The availability and cost of real estate for new stores;
- The impact of pending or future litigation or regulatory proceedings;
- The effectiveness of workers' compensation reform efforts, especially in California, and the effect of potential further changes to California's workers' compensation laws;
- Changes in state or federal legislation or regulations affecting our businesses;
- Our ability to make and integrate acquisitions;
- Changes to accounting policies and practices or internal controls; and
- Other factors discussed in this report under "Risk Factors" and elsewhere or in any of our other SEC filings.

In addition, because we do not have a comprehensive perpetual inventory system, our ability to accurately forecast and track our retail drug store gross profit and inventory levels during periods between our quarterly physical inventories is limited. Therefore, our actual retail drug store gross profit and inventory levels may vary materially from those included in or contemplated by forward-looking statements we make.

We assume no obligation to update our forward-looking statements to reflect subsequent events or circumstances.

TABLE OF CONTENTS

PART I

Item 1. *Business.*

Overview

Longs Drug Stores Corporation was founded in 1938 in Oakland, California by two brothers, Tom and Joe Long. Today, we operate in two business segments: retail drug stores and, through our RxAmerica subsidiary, pharmacy benefit services. For financial information about these segments, see Note 13, "Segment Information" in the accompanying notes to our consolidated financial statements. We operate on a 52/53-week fiscal year ending on the last Thursday in January. Our 2007 fiscal year contained 52 weeks of operations and ended on January 25, 2007.

Through our retail drug store segment, we are one of the most recognized retail drug store chains on the West Coast of the United States and in Hawaii, with 509 stores as of January 25, 2007. Our retail drug stores have a long history of serving the health and well-being needs of customers through customer-oriented pharmacy services and convenient product offerings that focus on health and wellness, beauty and convenience. Our retail drug store segment also operates a mail order pharmacy business.

Our pharmacy benefit services segment provides a range of services related to pharmacy benefit management, including plan design and implementation, claims administration and formulary management to third-party health plans and other organizations. In addition, effective January 1, 2006, our pharmacy benefit services segment began offering prescription drug plans under Medicare Part D as established by the Medicare Prescription Drug, Improvement and Modernization Act of 2003. These plans provide prescription drug benefits to more than 200,000 Medicare beneficiaries in all 50 states and the District of Columbia as of January 1, 2007. RxAmerica has extensive experience in managed state plans and an established reputation for reducing health care costs. Fiscal 2007 was the first full year of results for our new Medicare prescription drug plans.

Our corporate offices are located at 141 North Civic Drive, Walnut Creek, California 94596, telephone (925) 937-1170. Our common stock is listed on the New York Stock Exchange ("NYSE") under the stock symbol "LDG." General information, financial news releases and filings with the Securities and Exchange Commission, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to these reports are available free of charge on our website at www.longs.com as soon as reasonably practicable after we file them with the Securities and Exchange Commission. We have submitted our 2006 annual Section 12(a) CEO certification to the NYSE. The certification was not qualified in any respect. Additionally, we filed with the Securities and Exchange Commission as exhibits to our Form 10-K for the year ended January 26, 2006 the CEO and CFO certifications required under Section 302 of the Sarbanes-Oxley Act of 2002.

Initiatives

More than four years ago, we began working on the following broad categories of strategic initiatives designed to make Longs a stronger competitor and more profitable company:

- *Supply Chain*—The upgrade of our supply chain systems and processes has included centralization of our merchandise procurement and replenishment, increased self-distribution, implementation of new technology and improvements to many business processes. Our new supply chain technology includes a distribution management system, a retail merchandise system, and procurement and allocation systems that are more tightly integrated with one another than the systems they replaced. The distribution management system is installed in our California front-end distribution centers. In fiscal 2007 we began installing a new system for store ordering, receiving and inventory management, which as of January 25, 2007 was in place at 281 stores, or over half of our chain. We expect to complete the installation of this system in our remaining mainland stores by the end of fiscal 2008. We also completed construction of a new 800,000 square foot front-end distribution center in Patterson,

California in the summer of fiscal 2007, which allowed us to increase our self-distribution to approximately 65% of our front-end merchandise on the mainland from 40% previously. Our goal is to increase self-distribution to 80% of mainland front-end merchandise by the end of fiscal 2008. We expect these changes to continue to yield benefits in the form of lower cost of sales and expenses related to procurement and distribution, improved merchandise replenishment, and increased real-time visibility into our in-stock position, merchandise mix, product movement and gross profit for our retail drug store segment.

- *Front-end sales*—We have implemented new merchandise and marketing strategies that include enhanced and expanded assortments in our core categories focusing on health, wellness, beauty and convenience in an effort to emphasize our competitive differentiation. We have a larger, more developed front-end business than typical drug store chains and we believe this is a competitive advantage that can be further developed. We have strengthened our everyday and promotional price competitiveness. We also have a remodeling program to upgrade and update existing stores with a format that emphasizes our merchandise strategies. We continue to make progress on the development and promotion of our private brand merchandise and improving our inventory management and in-stock positions.

- *Pharmacy profitability*—The pharmacy industry is undergoing significant structural changes, including new Medicare prescription drug benefits, declining third-party reimbursement levels, and mandatory mail order fulfillment of prescriptions by certain health plans. In this environment, we are making efforts to increase our prescription volumes and generic utilization and to improve our pharmacy procurement, inventory management, in-stock position and workflow efficiencies in an effort to lower our cost per prescription. We will continue to pursue additional opportunities to improve our efficiencies in the pharmacy through increased utilization of technology, training and better workflow processes.

- *Customer service*—To support our commitment to customer service and quality care at affordable prices, we have invested in central prescription fulfillment centers and pharmacy technology, which result in improved service and shorter pharmacy wait times. We have also developed a professional services center and expanded our call center to provide support for clinical management, specialty pharmacy, third-party and store services. Our proactive compliance and persistence programs have the goal of reducing the emergence of medical complications while increasing our patients' prospects for improved health.

- *Operational processes*—We have developed new and more efficient operational processes to help us reduce expenses and increase our focus on superior customer service. These improvements include more efficient workflow processes, better labor scheduling, improved safety practices and increased training hours for store managers. In addition, our supply chain systems improvements and increased self-distribution of front-end merchandise are well aligned with our goals to achieve improved control over our merchandise inventory and in-stock position.

- *Pharmacy benefit services*—We have achieved significant growth in RxAmerica, our pharmacy benefit services subsidiary. RxAmerica began offering prescription drug plans for Medicare beneficiaries effective January 1, 2006. RxAmerica has extensive experience in managed state plans and an established reputation for reducing health care costs. Our new prescription drug plan business more than offset the negative impact that lower Medicare reimbursement has had on our retail drug store margins. RxAmerica's pharmacy benefit management business has also continued to grow.

Products and Services

The following table summarizes our product and service types, as a percentage of our total consolidated revenues:

	Fiscal Year		
	2007	2006	2005
Pharmacy sales	47.2%	48.1%	47.1%
Front-end sales	46.5%	50.8%	52.2%
Pharmacy benefit management revenues	0.8%	0.8%	0.7%
Prescription drug plan revenues	5.5%	0.3%	N/A
Total consolidated revenues	100.0%	100.0%	100.0%

Our retail drug stores sell prescription drugs and a wide assortment of nationally advertised brand name and private brand general merchandise, which we refer to as "front-end" merchandise. Our core front-end categories include over-the-counter medications, health and beauty products, cosmetics, photo and photo processing, convenience food and beverage items and greeting cards. In addition, we sell merchandise in non-core front-end categories such as housewares, automotive and sporting goods. Our private brand offerings include over-the-counter, health and beauty, photo and other merchandise offered under various proprietary names, including "Longs," "Bayside Basics," "Pacific Living," "Walnut Grove," "Holiday Place," and others. To enhance customer service and build customer loyalty, we seek to consistently maintain in-stock positions in all of our merchandise categories. We will continue to develop our mix of front-end merchandise in our stores in response to the changing needs and preferences of our customers. We also offer a variety of immunizations and health screening services in many of our stores, such as blood, glucose, osteoporosis, stroke and cholesterol testing, and leased space to Quest Diagnostics for labs in 14 stores as of January 25, 2007. In addition, we offer educational information to our customers about their health and well-being concerns through the *Wellness Center* section of our website, www.longs.com.

Our RxAmerica subsidiary provides comprehensive pharmacy benefit management services nationwide including prescription benefit plan design and implementation, claims administration and formulary management to third-party health plans and other organizations. We have designed these services to help lower prescription benefit costs for plan providers while improving healthcare access, service and treatment for covered members. We manage prescription benefit plans covering approximately 7.1 million lives with a network of pharmacies in all 50 states as well as Puerto Rico and the Virgin Islands. In addition, effective January 1, 2006, RxAmerica began offering prescription drug plans under Medicare Part D as established by the Medicare Prescription Drug, Improvement and Modernization Act of 2003. These plans provide prescription drug benefits to approximately 220,000 Medicare participants in all 50 states and the District of Columbia.

Purchasing and Distribution

As part of our supply chain initiative we have made significant progress in centralizing our merchandise procurement and replenishment over the past several years in order to achieve greater efficiencies and economies of scale. We now have a centralized purchasing and replenishment structure for a significant portion of our front-end merchandise.

We distribute centrally procured merchandise to our stores through our distribution centers in California and Hawaii, and other merchandise is delivered directly to our stores by our vendors. Store deliveries from our distribution centers take place primarily through a leased fleet and contract drivers.

As a result of our more centralized purchasing approach, we have substantially increased the volume of merchandise received and delivered through our distribution centers. During fiscal 2007 we completed construction of an 800,000 square-foot front-end distribution center in Patterson, California and transitioned distribution operations from our Lathrop distribution center to the new facility. The Patterson distribution center has allowed us to further increase self-distribution of our front-end merchandise, and our goal is to self-distribute approximately 80% of our mainland front-end merchandise by the end of fiscal 2008.

Advertising

We advertise primarily through promotional advertisements and circulars in major daily newspapers and advertisements on radio and television. We centrally manage the majority of our advertising efforts. Our approach is to regionalize our advertising and use the most efficient media mix within a geographic area. Vendors fund a significant portion of our total advertising spending.

Technology

We are upgrading technology throughout our company in an effort to improve our efficiency, productivity and profitability. All of our stores utilize pharmacy systems to facilitate filling prescriptions, analyze drug interactions and adjudicate third-party claims, which allows our pharmacists to fill prescriptions accurately and efficiently with reduced risk of error or adverse drug interaction. We route some of the prescriptions that we receive to our central prescription fill centers, which provide increased productivity and reduced prescription fill costs. We have also installed advanced pill-dispensing robotics in many of our high-volume pharmacies. The fill centers and robotic technology enable our pharmacists to spend more time with customers while maintaining high quality customer service standards.

Our stores also utilize computer-assisted ordering and replenishment systems for certain goods that track sales and merchandise on hand and plan orders as necessary, and point-of-sale systems that facilitate customer check-out and allow us to process a high volume of transactions efficiently. We also have digital photo technology systems in over 85% of our stores.

We are making extensive system changes as part of our efforts to upgrade our supply chain. We have implemented a new distribution management system in our front-end California distribution centers, a new retail merchandise system in all of our stores and new procurement and allocation systems that are more tightly integrated with one another than the systems they replaced. In fiscal 2007 we also began installing a new system for store ordering, receiving and inventory management, which as of January 25, 2007 was in place at 281 stores, or over half of our chain. We expect to complete the installation of this system in our remaining stores by the end of fiscal 2008.

Mail Order

We provide prescription drug mail order services to retail drug store and pharmacy benefit management customers. We continue to develop our mail order capabilities to complement our in-store pharmacies as well as our pharmacy benefit services offerings.

Internet

Through our website, www.longs.com, our customers can access our company information and extensive health and wellness information, refill prescriptions, order digital photos, and purchase certain over-the-counter medications 24 hours a day, 7 days a week. Customers may have items mailed to them or may pick them up at their local store. We believe that this sales channel provides customers with added flexibility and convenience.

Trademarks

We hold various trademarks, trade names (including, but not limited to, Longs, Longs Drugs, Longs Pharmacy, E-fills, RxAmerica and our various private label brands) and business licenses that are essential to the operation of our business. These trademarks and licenses have varying terms and are generally renewable indefinitely.

Employees

As of January 25, 2007, we had approximately 21,900 employees, of which approximately 55% were part-time. We hire additional temporary employees as needed, especially during peak seasons. Most of our employees are non-union, and we believe that our relationship with our employees is good.

Regulation

Our pharmacies and pharmacists are licensed by their respective state boards of pharmacy. Our pharmacies and distribution centers are also subject to the regulations of the Federal Drug Enforcement Administration. Applicable licensing and registration requirements necessitate our compliance with various state statutes, rules and regulations. We are also subject to numerous federal and state laws and regulations concerning the protection of confidential patient medical records and information, including the federal Health Insurance Portability and Accountability Act ("HIPAA").

As a provider of Medicare prescription drug plan benefits, RxAmerica is subject to various federal regulations promulgated by the Center for Medicare and Medicaid Services under the Medicare Prescription Drug, Improvement, and Modernization Act of 2003. In the future we may also be subject to various state insurance laws and regulations in connection with our prescription drug plan business.

As a publicly traded corporation, we are subject to numerous federal securities laws and regulations, including the Securities Act of 1933 and the Securities Exchange Act of 1934, and related rules and regulations promulgated by the SEC, and the Sarbanes-Oxley Act of 2002. These laws and regulations impose significant requirements in the areas of accounting and financial reporting, corporate governance and insider trading, among others.

Competition

The retail drug store industry is highly competitive. We face intense competition with local, regional and national retailers, including other drug store chains, independent drug stores, on-line retailers, supermarket chains and mass merchandisers, many of which are aggressively expanding in markets we serve. In addition, competition from mail-order pharmacies is rapidly intensifying, and some third-party health plans require mail order fulfillment of certain medications. We compete on the basis of inclusion of our pharmacies in third-party health plan networks, quality of pharmacy services, price, front-end merchandise quality, product mix, convenience and customer service. We believe the retail drug store industry will remain highly competitive due to continued consolidation and new store openings.

In the pharmacy benefit services industry, our competitors include large national and regional pharmacy benefit managers and insurance companies and managed care providers, some of which are owned by or have affiliations with our retail drug store competitors. We compete on the basis of our ability to facilitate the management of prescription drug costs for our customers and to provide low cost, high quality care for their members, as well as our experience in supporting managed state and other government programs.

Concentrations

All of our revenues are generated within the United States. We do not derive revenues from operations in foreign countries or exports. No single customer accounts for 10% or more of our total revenues. We do not believe that the loss of any one customer or group of customers under common control would have a material effect on our business.

Over 90% of our pharmacy sales are covered by third-party health plans. Medicare and Medicaid together represented approximately 20% of our fiscal 2007 pharmacy sales. Any significant loss of third-party business, including Medicare and Medicaid, could have a material adverse effect on our revenues and profitability.

We purchase over 90% of our pharmaceuticals from a single supplier, AmerisourceBergen Drug Corporation ("AmerisourceBergen"), with whom we have a long-term supply contract. Any significant disruptions in our relationship with AmerisourceBergen could have a material adverse effect on us.

Our pharmacy benefit services segment offers prescription drug plans under Medicare Part D as established by the Medicare Prescription Drug, Improvement, and Modernization Act of 2003. These plans are subject to annual bidding and regulatory approval, and the majority of our enrollees are "dual-eligible" (qualified for both Medicare and Medicaid) who are automatically assigned to providers based on the outcome of the annual bidding process. If there are changes in legislative, regulatory or competitive conditions, or if we were to lose our contract with the Centers for Medicare and Medicaid Services ("CMS"), our ability to continue to offer prescription drug plans or to generate profitable prescription drug plan revenues could be adversely affected.

Our stores, mail order pharmacy operations, distribution centers and corporate offices are located in the western United States, with the majority of our stores in California. Risks prevalent in this region include, but are not limited to, the adverse economic effects of significant state budget deficits, legislative or other governmental actions reducing prescription reimbursement payments to us or increasing our liability with respect to workers' compensation, major earthquakes, volatility in energy supplies and costs, and shipping and other transportation-related disruptions. Because of our geographic concentration, these risks could result in significant disruptions to our business or increased operating expenses.

Seasonality

Our retail drug store business is seasonal, peaking in the fourth fiscal quarter when front-end sales benefit from the holiday season. Pharmacy sales and over-the-counter medications also benefit in the fourth fiscal quarter from the winter cold and flu season.

The profitability of our Medicare prescription drug plan business is also seasonal, peaking in the second half of our fiscal year based on our expected claims experience and other factors.

Item 1A. *Risk Factors.*

A description of the risk factors associated with our business is set forth below. The risks and uncertainties described below are not the only risks and uncertainties facing us. Our business is also subject to general risks and uncertainties that affect many other companies. Additional risks and uncertainties not presently known to us, or risks we currently consider immaterial, could also affect our business.

If we are unable to successfully execute our strategic initiatives and business development efforts and the related organizational changes, our future productivity and profitability may be adversely affected.

We are currently undertaking a series of strategic initiatives and business development efforts designed to make Longs a stronger competitor and more profitable company. These initiatives and efforts address several core elements of our operations, including our supply chain, front-end sales, pharmacy profitability, prescription drug plan business, customer service and operational processes, and involve significant organizational change. Such organizational changes are complex and could cause disruptions that could adversely affect our revenues and profitability. Our ability to successfully implement these changes, which are significant to our operations and business, is critical to our future profitability. If we are not successful, we may not achieve the expected benefits from these initiatives and efforts, despite having expended significant capital and human effort. Furthermore, we may encounter difficulties implementing this amount of change in our organization that could have a negative impact on our implementation plans and project budgets.

If our efforts to increase self-distribution are not successful, our retail drug store sales and profitability could be adversely affected.

We completed construction of an 800,000 square foot distribution facility for front-end merchandise in Patterson, California, during the second quarter of fiscal 2007. We have substantially completed the transition of existing distribution operations to the new facility and have also begun to increase self-distribution of front-end merchandise through the Patterson facility. If we are unable to successfully transition hundreds of additional front-end vendors to direct supplier relationships, our supply chain could experience significant disruptions. Such disruptions could adversely affect our retail drug store sales and increase our cost of sales and operating and administrative expenses.

If our prescription drug plans do not generate the anticipated revenues or profitability, our financial results could be adversely affected.

Effective January 1, 2006, through our pharmacy benefit management subsidiary, we began offering prescription drug plans that provide prescription drug benefits under the Medicare Prescription Drug, Improvement, and Modernization Act of 2003. Because this is a new federally subsidized benefit, it is difficult to predict the revenues and profitability of this new business and the timing of the cash flows related to the new business. If the revenues we generate from providing these benefits are not sufficient to cover the related prescription drug costs, our profitability will be adversely affected. The Federal Centers for Medicare and Medicaid Services, or CMS, are reviewing enrollment between and among Medicare prescription drug plans and state sponsored plans and expect to complete a final reconciliation of benefits and premiums for 2006 in the fall of 2007. If the outcome of this reconciliation process is significantly different than our current estimates, our financial results for this business could be adversely affected. Furthermore, these plans are subject to annual bidding and regulatory approval and the majority of our enrollees are "dual-eligible' (qualified for both Medicare and Medicaid coverage) who are automatically assigned to providers based on the outcome of the annual bidding process. If there are changes in legislative, regulatory or competitive conditions, or if we were to lose our contract with CMS, our ability to continue to offer prescription drug plans or to generate profitable prescription drug plan revenues could be adversely affected.

If RxAmerica does not become fully licensed as a risk bearing entity, our ability to offer prescription drug plans will be adversely affected.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 requires prescription drug plan sponsors to be licensed under state law as a risk-bearing entity, such as an insurer or health maintenance organization, eligible to offer health insurance or health benefits coverage in each state in which the applicant offers a prescription drug plan. RxAmerica has submitted applications to become a risk bearing entity in all 50 states and submitted applications for single state waivers to CMS on the basis of having submitted substantially complete licensing applications in all states. These waivers, however, are for a limited duration and generally expire within 36 months following submission. We have been evaluating alternatives for full licensure of RxAmerica, including potentially acquiring a "shell" insurance company. Our ability to offer prescription drug plans in the future may be adversely affected if RxAmerica is not fully licensed as a risk-bearing entity in a timely manner, including prior to submitting bids to CMS for 2008. Furthermore, while many state insurance laws are well-established, CMS continues to provide new guidance in an attempt to assist sponsors and state regulators in determining the appropriate applicability of state insurance laws in the context of the prescription drug plans. Uncertainty as to the applicability of state and federal laws could have an impact on RxAmerica's ability to successfully offer products and services under the Medicare Prescription Drug, Improvement, and Modernization Act of 2003.

Changes in economic conditions could adversely affect consumer buying practices and reduce our revenues and profitability.

Our performance is affected by economic conditions such as overall economic growth and unemployment, especially in California, our primary market. Higher gasoline prices have also had a significant impact on consumer spending in our markets. Deterioration in economic conditions, particularly in California, could adversely affect our revenues and profitability. For example, an increase in unemployment could cause consumers to lose their health insurance, which could in turn adversely affect our pharmacy sales. Further, a decrease in overall consumer spending as a result of changes in economic conditions could adversely affect our front-end sales or profitability.

The retail drug store and pharmacy benefit services industries are highly competitive and further increases in competition could adversely affect us.

We face intense competition with local, regional and national companies, including other drug store chains, independent drug stores, on-line retailers, supermarket chains and mass merchandisers, many of which are aggressively expanding in markets we serve. In addition, competition from mail order pharmacies is rapidly intensifying, and some third-party health plans require mail order fulfillment of certain medications. In the pharmacy benefit services industry, our competitors include large national and regional pharmacy benefit managers and insurance companies and managed care providers, some of which are owned by or have affiliations with our retail drug store competitors. Many of our competitors have substantially greater resources, including name recognition and capital resources, than we do. Some of these competitors may offer our key products, including prescription drugs, at prices below or near cost in order to gain market share and increase sales of other products they offer. The nature and extent of consolidation in the retail drug store and pharmacy benefit services industries could also affect our competitive position. As competition increases in the markets in which we operate, a significant increase in general pricing pressures could occur, which could require us to reduce prices, purchase more effectively and increase customer service to remain competitive. We may not be able to continue to compete effectively in our markets or increase our revenues or margins in response to further increased competition.

Reductions in third-party, including government, reimbursement levels for prescription drugs continue to reduce our gross margins on pharmacy sales and could have a significant effect on our retail drug store sales and gross profits.

Third-party health plans cover more than 90% of all the prescription drugs that we sell. Pharmacy sales covered by third parties have lower gross margins than non-third-party pharmacy sales, and third-party health plans continue to reduce the levels at which they reimburse us for the prescription drugs that we provide to their members. Furthermore, government-sponsored health plans such as Medicare and Medicaid are making continuing efforts to reduce their costs, including prescription drug reimbursements, and the new Medicare prescription drug benefit resulted in lower reimbursement levels for prescription drugs provided to Medicare participants. If third-party health plans, including government-sponsored plans, continue to reduce their reimbursement levels, our retail drug store sales and gross profits could be significantly adversely affected.

Changes in industry pricing benchmarks could adversely affect our financial performance.

Contracts in the prescription drug industry, including our contracts with third-party payors and pharmacy benefit management clients, generally use certain published benchmarks to establish pricing for prescription drugs. These benchmarks include average wholesale price ("AWP") and wholesale acquisition cost ("WAC"). Recent events have raised uncertainties as to whether third-party payors, prescription benefit management providers and others in the prescription drug industry will continue to utilize AWP as it has previously been calculated or whether other pricing benchmarks will be adopted for establishing prices within the industry. Specifically, in a proposed settlement, First Databank ("FDB"), one of the companies that reports data on prescription drug prices, has agreed to reduce the reported AWP of certain drugs and to stop reporting AWPs within two years. We cannot predict the outcome of this case, or, if the settlement is approved, the precise timing of any of the proposed AWP changes. In addition, other benchmarks such as average manufacturer price ("AMP") have been proposed. Whatever the outcome of the FDB settlement, we believe that third-party payors and prescription benefit management providers, will begin to evaluate other pricing benchmarks as the basis for contracting for prescription drugs and benefit management services in the future. Due to these and other uncertainties, we can give no assurance that the short or long term impact of changes to industry pricing benchmarks will not have a material adverse effect on our financial performance, results of operations and financial condition in future periods.

The significant investments we are making in our stores may not increase our retail drug store sales and profitability, which could adversely affect our results of operations, financial condition and cash flows.

We have recently made and are continuing to make significant investments in our retail drug stores in an effort to increase our sales and profitability. These investments include the installation of new digital photo equipment, drive-through pharmacies, pharmacy and other technology, and remodels and other improvements to some existing stores. Some of these investments require significant capital expenditures and human effort. We are uncertain about consumer reaction to these changes and therefore these investments may not result in increased sales and profitability. A failure to increase our retail drug store sales and profitability would adversely affect our results of operations, financial condition and cash flows.

Our ability to grow our business may be constrained by our inability to find suitable new store locations at acceptable prices or by the expiration of our current leases.

Our ability to grow our business may be constrained if suitable new store locations cannot be identified with lease terms or purchase prices that are acceptable to us. We compete with other retailers and businesses for suitable locations for our stores. Local land use and other regulations applicable to the types of stores we desire to construct may impact our ability to find suitable locations and influence the cost of constructing our stores. The expiration of leases at existing store locations may adversely affect us if the renewal terms of those leases are unacceptable to us and we are forced to close or relocate stores.

If the net costs associated with our planned store closures are substantially higher than anticipated, our results of operations and cash flows could be adversely affected.

In February 2007, our board of directors approved a plan to dispose of 31 stores during fiscal 2008, including all of the 23 stores located in Washington, Oregon and Colorado and eight stores in California. As a result of these closures, we will incur costs associated with exiting the store locations, terminating leases or sub-leasing properties, and providing severance and related benefits to affected employees. These costs will be partially offset by proceeds from the disposition of owned properties and pharmacy customer lists. We currently estimate that the total pre-tax net costs associated with these closures will be approximately $16 million to $22 million. Actual costs will depend on the manner and timing of disposition of the related assets and the proceeds we are able to receive for such assets, and could vary materially from our estimates. If such costs are substantially higher than anticipated, we could incur significant additional costs and our earnings and cash flows could be adversely affected.

If our insurance-related costs increase significantly, our financial position and results of operations could be adversely affected.

The costs of many types of insurance and self-insurance, especially workers' compensation, employee health care and others, have been highly volatile in recent years. These conditions have been exacerbated by rising health care costs, legislative changes, economic conditions, terrorism and heightened scrutiny of insurance brokers and insurance providers. The State of California is also considering further changes to the state's workers' compensation laws that, if enacted, could adversely affect workers' compensation costs in the state. If our insurance-related costs increase significantly, our financial position and results of operations could be adversely affected.

We are substantially dependent on a single supplier of pharmaceutical products to sell products to us on satisfactory terms. A disruption in our relationship with this supplier could have a material adverse effect on our business.

We purchase over 90% of our pharmaceuticals from a single supplier, AmerisourceBergen, with whom we have a long-term supply contract. Any significant disruptions in our relationship with AmerisourceBergen, deterioration in AmerisourceBergen's financial condition, or industry-wide changes in wholesaler business practices, including those of AmerisourceBergen, could have a material adverse effect on us. There can be no assurance that we would be able to find a replacement supplier on a timely basis or that such supplier would be able to fulfill our demands on similar terms, which would have a material adverse effect on our results of operations, financial condition and cash flows.

Our ability to attract and retain pharmacy personnel and develop alternate fill sources is important to the continued success of our business.

The retail drug store industry is continuing to experience a shortage of licensed pharmacists in the markets in which we operate. If we are unable to attract and retain pharmacists, our business could be adversely affected. In order to mitigate this risk we have established centralized prescription fill centers and have also installed robotic prescription fill equipment in many of our pharmacies. The success of these efforts, which at this time is uncertain, is important to our ability to address the shortage of pharmacists, but additional efforts may be necessary to address this business issue. Additional investment may be costly, and could adversely affect our results of operations, financial condition and cash flows.

We are subject to governmental regulations, procedures and requirements. Our noncompliance with, or a significant change in, these regulations could have a material adverse effect on us.

Our retail drug store and pharmacy benefit services businesses are subject to numerous federal, state and local regulations, many of which are new and developing. These include, but are not limited to, local registrations and regulation of pharmacies in the states where our pharmacies are located or licensed, Medicare and Medicaid regulations applicable to our retail pharmacy and pharmacy benefit services businesses, and the requirements of the Health Insurance Portability and Accountability Act, or HIPAA, regarding the protection of confidential patient medical records and other information. In the future we may also be subject to various state insurance laws and regulations in connection with our prescription drug plan business. Failure to adhere to these and other applicable regulations could result in the imposition of civil and criminal penalties. Furthermore, any new federal or state regulations or reforms, including healthcare reform initiatives or pharmacy benefit management regulation, could adversely affect us.

Should a product liability issue arise, inadequate insurance coverage against such risks or inability to maintain such insurance may result in a material adverse effect on our business.

Pharmacies are exposed to risks inherent in the packaging and distribution of pharmaceuticals and other healthcare products, including with respect to improper filling of prescriptions, labeling of prescriptions and adequacy of warnings, and are significantly dependent upon suppliers to provide safe, government-approved and non-counterfeit products. In addition, products that we sell, including our private label products, could become subject to contamination, product tampering, mislabeling or other damage. Should a product liability issue arise, the coverage limits under our insurance programs may not be adequate to protect us against future claims. In addition, we may not be able to maintain this insurance on acceptable terms in the future. Damage to our reputation in the event of a product liability issue could have an adverse effect on our business, financial condition or results of operations. Any lost confidence on the part of our customers would be difficult and costly to reestablish.

Our geographic concentration in the western United States presents certain risks that could adversely affect us.

Our stores, mail order pharmacy operations, distribution centers and corporate offices are located in the western United States, with the majority of our stores in California. Risks prevalent in this region include, but are not limited to, the adverse economic effects of significant state budget deficits, legislative or other governmental actions reducing prescription reimbursement payments to us or increasing our liability with respect to workers' compensation, major earthquakes, volatility in energy supplies and costs, and shipping and other transportation-related disruptions. Because of our geographic concentration, these risks could result in significant disruptions to our business or increased operating expenses.

The availability of pharmacy drugs is subject to governmental regulations.

The continued conversion of various prescription drugs to over-the-counter medications may reduce our pharmacy sales and customers may seek to purchase such medications at non-pharmacy stores. Also, if the rate at which new prescription drugs become available slows or if new prescription drugs that are introduced into the market fail to achieve popularity, our pharmacy sales may be adversely affected.

We are subject to certain legal proceedings that may adversely affect our financial condition and results of operation.

We are involved in a number of legal proceedings, which include consumer, employment and other litigation. Certain of these legal proceedings, if decided adversely to us or settled by us, may result in liability material to our financial condition and results of operations. We discuss certain legal proceedings to which we are a party in greater detail under the caption "Item 3. Legal Proceedings."

Item 1B. ***Unresolved Staff Comments.***

None.

Item 2. ***Properties.***

Stores

	Fiscal Year		
	2007	**2006**	**2005**
Number of stores, beginning of period	476	472	470
Stores opened	16	5	4
Stores acquired	21	—	—
Stores closed	(4)	(1)	(2)
Number of stores, end of period	509	476	472
Stores relocated	7	0	2
Stores remodeled	40	41	40

We plan to open or relocate approximately 25 to 30 stores and remodel 40 additional stores in fiscal 2008 and close the 31 stores announced on February 28, 2007.

Our stores are located in the following states:

	January 25, 2007	January 26, 2006	January 27, 2005
California	437	402	397
Hawaii	32	31	31
Nevada	17	17	17
Washington	12	15	16
Colorado	9	9	9
Oregon	2	2	2
Total	509	476	472

In February 2007 our board of directors approved a plan to dispose of 31 stores during fiscal 2008, including all of the 23 stores located in Washington, Oregon and Colorado and 8 stores in California.

Our stores vary in size, with the majority ranging from 15,000 to 30,000 square feet. Our traditional retail stores average approximately 23,000 square feet in size, of which approximately 16,000 square feet is devoted to selling space. During fiscal 2007, we purchased 21 retail pharmacies from Network Pharmaceuticals, Inc. ("Network"). The Network pharmacies are located close to the point of care (such as hospitals, clinics, and medical office buildings), and are much smaller than our traditional retail stores with an average of approximately 1,100 square feet, substantially all of which is devoted to selling space.

We lease 60% of our stores from third parties. Of the remaining stores, 29% are company-owned buildings on company-owned land, and 11% are company-owned buildings on leased land.

Distribution Centers

We operate the following distribution centers:

Location	Leased/ Owned	Square Feet
Patterson, California (front-end merchandise)	Owned	800,000
Ontario, California (front-end merchandise)	Owned	353,000
Ontario, California (pharmaceutical inventories)	Leased	36,000
Honolulu, Hawaii (front-end merchandise)	Owned	48,000

We also lease supplemental warehouse space as needed, especially during our high-volume seasonal periods.

Other Properties

We have two principal company-owned corporate office facilities in California, with a total of 142,000 square feet, and we lease an additional 61,000 square feet of office space, also in California. We also own a 26,000 square foot office facility and lease an additional 41,000 square feet of office space in Salt Lake City, Utah, for our pharmacy benefit services segment. In addition, we lease an 11,000 square foot office facility in Las Vegas, Nevada, for our mail order call center operations. Our remaining properties are not material, either individually or in the aggregate.

Item 3. *Legal Proceedings.*

Rankin v. Longs Drug Stores California, Inc. was filed in the Superior Court of California, San Diego County, in October 2004, and was subsequently certified as a class action. The lawsuit alleges that our employment application violates California Labor Code Section 432.8 by inquiring about criminal convictions within the last seven years, without providing an exception for misdemeanor marijuana convictions more than two years old. The plaintiff seeks to recover statutory damages and attorneys' fees for himself and all similarly situated individuals who applied for employment with us during the class period. No trial date has been set. We are vigorously defending this litigation. The financial impact to us, if any, cannot be predicted at this time.

During the third quarter of fiscal 2007, we completed a self-audit of certain of our California drug stores located in three counties that was initiated at the request of the State of California Department of Industrial Relations ("DIR"). The audit related to compliance with California law relating to meal period requirements. We paid compensatory payments resulting from this audit, which were not material to our financial results, during the fourth quarter of fiscal 2007. The DIR has also requested that we conduct an audit related to meal period compliance for all of our California drug stores. The financial impact to Longs of additional payments required as a result of the additional audit, if any, cannot be determined at this time.

In addition to the matters described above, we are subject to various lawsuits, claims and federal and state regulatory reviews and actions arising in the normal course of our businesses. We accrue amounts we believe are adequate to address the liabilities related to lawsuits and other proceedings that we believe will result in a probable loss. However, the ultimate resolution of such matters is always uncertain and outcomes are not predictable with assurance. It is possible that lawsuits or other proceedings brought against us could have a material adverse impact on our financial condition and results of operations.

Item 4. ***Submission of Matters to a Vote of Security Holders.***

There were no matters submitted to a vote of stockholders during the fourth quarter of fiscal 2007.

PART II

Item 5. ***Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.***

The New York Stock Exchange is the principal market for our common stock, which is traded under the symbol "LDG." Our transfer agent is Wells Fargo Shareowner Services, P.O. Box 64854, St. Paul, MN 55164-0854. There were approximately 2,032 stockholders of record as of February 22, 2007.

Quarterly high and low sale prices for our common stock, based on the New York Stock Exchange composite transactions, are shown below:

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Fiscal Year	
	Low	High	Low	High	Low	High	Low	High	Low	High
Fiscal 2007	$34.00	$48.55	$39.75	$48.50	$38.76	$48.53	$40.40	$47.05	$34.00	$48.55
Fiscal 2006	$25.60	$37.20	$35.56	$46.50	$39.58	$44.25	$33.52	$45.13	$25.60	$46.50

Quarterly dividends per share are summarized as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
Fiscal 2007	$0.14	$0.14	$0.14	$0.14	$0.56
Fiscal 2006	$0.14	$0.14	$0.14	$0.14	$0.56

In May 2005, our Board of Directors authorized the repurchase of shares of our common stock for total consideration up to $150.0 million through May 2008. As of January 25, 2007, we have repurchased 1.7 million shares for a total of $74.0 million under this program, and we are authorized to repurchase additional shares of our common stock for a maximum additional expenditure of $76.0 million. There were no repurchases of our common stock during the fourth quarter of fiscal 2007.

The following graph shows a comparison of the five-year cumulative total return for our common stock, the Russell 2000 Index and the Russell 2000 Consumer Staples Index, each of which assumes an initial value of $100 and reinvestment of dividends. The Russell 2000 Index consists of the smallest 2,000 companies in the Russell 3000 Index in terms of market capitalization. The Russell 2000 Consumer Staples Index is a capitalization-weighted index of companies that provide products directly to consumers that are typically considered non-discretionary items based on consumer purchasing habits, and our common stock is included in this index. The past performance of our common stock is not an indication of future performance. This stock performance graph information is not "soliciting material" and shall not be deemed filed with the SEC and is not to be incorporated by reference into our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date of this annual report and irrespective of any general incorporation language therein.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Longs Drug Stores Corporation, The Russell 2000 Index
And The Russell 2000 Consumer Staples Index
(Performance Results through January 25, 2007)



$250
$200
$150
$100
$50
$0
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
Longs Drug Stores Corporation
Russell 2000
Russell 2000 Consumer Staples

	Jan-02	Jan-03	Jan-04	Jan-05	Jan-06	Jan-07
Longs Drug Stores Corporation	**100.00**	**97.23**	**104.57**	**126.60**	**170.04**	**212.40**
Russell 2000	**100.00**	**78.13**	**123.46**	**134.17**	**159.51**	**176.17**
Russell 2000 Consumer Staples	**100.00**	**82.66**	**110.44**	**120.27**	**128.80**	**172.89**

* Assumes $100 invested at the close of trading on the last trading day preceding the first day of the fifth preceding fiscal year in LDG common stock, Russell 2000, and Russell 2000—Consumer Staples.

Item 6. ***Selected Financial Data.***

	Fiscal Year [1]				
	2007 (52 weeks)	2006 [2] (52 weeks)	2005 [2] (52 weeks)	2004 (52 weeks)	2003 (52 weeks)
Statement of Consolidated Income data:	*Dollars in thousands except per share data*				
Revenues:					
Retail drug store sales	$4,776,696	$4,616,846	$4,575,051	$4,499,094	$4,402,964
Pharmacy benefit services revenues [3]	320,356	53,457	32,822	27,430	23,309
Total revenues	5,097,052	4,670,303	4,607,873	4,526,524	4,426,273
Costs and expenses:					
Cost of retail drug store sales	3,580,301	3,430,967	3,421,388	3,382,103	3,289,426
Perscription drug plan benefit costs [3]	229,179	12,232	—	—	—
Operating and administrative expenses [4]	1,070,389	1,026,054	1,018,260	1,000,994	990,209
Depreciation and amortization	86,465	83,539	85,025	83,595	77,736
Gain on sale of distribution center	—	(11,049)	—	—	—
Provision for store closures and asset impairments, net	8,363	2,397	1,356	7,438	10,754
Legal settlements and other disputes, net	(930)	—	10,773	(7,007)	469
Operating income	123,285	126,163	71,071	59,401	57,679
Interest expense, net	6,846	7,857	13,354	13,379	13,035
Income taxes	41,978	44,419	20,809	16,258	13,317
Income before cummulative effect of accounting changes	74,461	73,887	36,908	29,764	31,327
Cumulative effect of accounting change, net of income tax benefit of $16,410 [5]	—	—	—	—	(24,625)
Net income	$ 74,461	$ 73,887	$ 36,908	$ 29,764	$ 6,702
Per common share data:					
Basic earnings per common share:					
Income before cumulative effect of accounting change	$ 2.00	$ 1.98	$ 0.99	$ 0.80	$ 0.83
Net income	2.00	1.98	0.99	0.80	0.18
Diluted earnings per common share:					
Income before cumulative effect of accounting change	1.95	1.93	0.98	0.79	0.82
Net income	1.95	1.93	0.98	0.79	0.18
Dividends per common share	$ 0.56	$ 0.56	$ 0.56	$ 0.56	$ 0.56
Consolidated Balance Sheet and Cash Flows data:					
Total assets	$1,687,668	$1,495,329	$1,413,095	$1,442,112	$1,352,071
Long-term debt	118,091	59,818	145,688	114,558	181,429
Deferred income taxes and other long-term liabilities	103,459	80,469	69,770	50,695	34,074
Stockholders' equity	815,557	762,589	721,845	713,921	716,470
Operating cash flows	182,968	202,301	181,638	122,139	43,241
Capital expenditures and acquisitions	167,687	105,492	91,479	113,999	93,944
Operating statistics:					
Number of stores at year end	509	476	472	470	455
Same-store sales growth (decline) [6] (52-week basis)	2.0%	0.6%	0.6%	(0.2)%	2.8%
Selling square footage at year end *(thousands)*	7,819	7,717	7,694	7,657	7,476
Average drug store sales per selling square foot (52-week basis)	$ 615	$ 592	$ 594	$ 601	$ 594
Number of employees at year end	21,900	21,800	22,000	22,900	22,200

(1) We operate on a 52/53-week fiscal year ending on the last Thursday in January.

(2) Fiscal 2006 and 2005 results have been adjusted to reflect the retrospective adoption of FSP FAS 13-1, *Accounting for Rental Costs Incurred During a Construction Period*, as discussed in Note 2 to our consolidated financial statements.

(3) Beginning January 1, 2006, through our pharmacy benefit services segment, we began offering prescription drug plans under Medicare Part D as established by the Medicare Prescription Drug, Improvement and Modernization Act of 2003.

(4) Fiscal 2007 operating expenses include $4.6 million of additional stock compensation expenses as a result of the adoption of SFAS No. 123R, *Share Based Payment,* as discussed in Note 1 to our consolidated financial statements.

(5) Upon adoption of SFAS No. 142, *Goodwill and Other Intangible Assets,* in fiscal 2003, we recognized a transitional goodwill impairment charge of $41.0 million ($24.6 million or $0.64 per diluted share after tax), as the cumulative effect of a change in accounting principle.

(6) Same-store sales statistics serve as a measure of our sales growth excluding the effect of opening new stores or closing stores. We compute same-store sales growth on a monthly basis, by comparing sales in the current fiscal month with those of the same fiscal month of the previous fiscal year for those stores that have been open for at least 13 complete consecutive fiscal months. Relocated stores are not included in same-store sales until the new location has been open for at least 13 complete consecutive fiscal months. This computation has the effect of measuring sales increases or decreases each month only for those stores that were open during all of the same month of the previous fiscal year. We compute quarterly and annual same-store sales growth by accumulating the monthly same-store sales results for those quarterly and annual periods.

In February, 2007, we announced plans to close 31 stores, including all of the 23 stores located in Washington, Oregon and Colorado and eight stores in California. Beginning in the first quarter of fiscal 2008, the results of operations associated with the 23 stores in Colorado, Oregon and Washington are classified as discontinued operations and excluded from both total sales from continuing operations and same-store sales. Beginning in the first quarter of fiscal 2008, sales for the eight California stores will be included in total sales from continuing operations but excluded from same-store sales.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations.***

The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read together with our consolidated financial statements and the related notes. This discussion contains forward-looking statements relating to, among other things, the matters set forth under "Cautionary Statement Regarding Forward-Looking Statements." Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those set forth in the following discussion, under "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors" and elsewhere in this Form 10-K.

OVERVIEW

Longs executed several complex initiatives during fiscal 2007 while continuing our efforts to build a foundation for continued growth in an increasingly changing environment. We have achieved significant financial growth in our pharmacy benefit services segment and also successfully opened a new retail distribution center and accelerated our store expansion while managing through the impact of lower Medicare reimbursements on our pharmacy profitability.

At the end fiscal 2006 we began offering prescription drug plans under Medicare Part D as established by the Medicare Prescription Drug, Improvement and Modernization Act of 2003, through our wholly-owned pharmacy benefit services subsidiary, RxAmerica, and fiscal 2007 is our first full year of results for this new business. RxAmerica has contracted with the federal Centers for Medicare and Medicaid Services ("CMS") to be a prescription drug plan sponsor, now providing coverage to approximately 220,000 participants in all 50 states and the District of Columbia. We participate in the Medicare drug benefit program through both RxAmerica and our retail drug store pharmacies. The impact of this new benefit created a significant shift in our pharmacies sales mix from commercial and state plans to the Medicare drug plans which have lower gross margins. RxAmerica has extensive experience in managed state plans and a good reputation for reducing health care costs. Our new prescription drug plan business more than offset the negative impact that lower Medicare reimbursement has had on our retail drug store margins.

We opened our new 800,000 square foot distribution center in Patterson, California during fiscal 2007, and are currently self-distributing approximately 65% of our front-end merchandise on the mainland. Our goal is to self-distribute 80% of our mainland front-end merchandise by the end of fiscal 2008.

Our accelerated expansion during fiscal 2007 resulted in a net addition of 33 stores. We opened 16 new stores, relocated 7 stores and closed 4 stores. We also purchased 21 retail pharmacies, one closed door pharmacy and one wholesale pharmacy, all located in Southern California, from Network Pharmaceuticals, Inc. ("Network"). The Network pharmacies are traditionally located close to the point of care (such as hospitals, clinics, and medical office buildings), and are much smaller than our traditional retail stores with an average of approximately 1,100 square feet. We recently announced our agreement to purchase four stores from PharMerica, Inc., a subsidiary of AmerisourceBergen Corporation, that are similar in size. Our future expansion plans incorporate a mix of smaller pharmacies as well as our traditionally larger full service retail drug stores.

As our operations have improved, we have regularly re-evaluated our existing store base in relation to our market position and future expansion plans. As a result of our review, in February 2007 we announced our plan to close or sell 31 stores, including all 23 of our stores in Washington, Oregon and Colorado, and 8 stores in California, during fiscal 2008. Most of the 31 stores are located in markets we entered in the 1980's and 1990's that remain underdeveloped. Sufficiently developing our presence in these markets would require significant investment that we believe should be directed toward markets that offer greater opportunities for more satisfactory returns.

We have continued to work on the broad categories of strategic initiatives established more than four years ago to make Longs a stronger competitor and more profitable company: supply chain, front-end sales, pharmacy profitability, customer service, operational processes and pharmacy benefit services. To date we have made progress in several areas to support these initiatives:

- We are working to improve our pharmacy profitability in response to significant structural changes in the pharmacy industry, including continued lower reimbursements by third-party plans, including government plans. Our efforts include increased prescription volume growth and generic utilization, increased utilization of technology, training, and better managing workflow processes to improve efficiencies.
- We have invested in central prescription fulfillment centers and pharmacy technology, which result in improved customer service and shorter pharmacy wait times. We have also developed a professional services center and expanded our call center to provide support for clinical management, specialty pharmacy, third-party and store services. Our proactive compliance and persistence programs have the goal of reducing the emergence of medical complications while increasing our patients' prospects for improved health.
- Over the last four years we have improved the profitability of our front-end sales by rationalizing our merchandising and shifting our merchandise mix toward our core categories of health, wellness, beauty and convenience.
- We have made significant improvements in technology in our supply chain and our stores. As part of our supply chain upgrade, we have installed a new distribution management system in our front-end California distribution centers, a new retail merchandise system in all of our stores, and new procurement and allocation systems that are more tightly integrated with one another than the systems they replaced. We began installing a new system for store ordering, receiving and inventory management in fiscal 2007 that is now installed in 281 of our drug stores, or over half of our drug store chain, and we plan to complete the installation in our mainland stores by the end of fiscal 2008.
- We have improved store productivity and efficiency through our new supply chain systems and increased self-distribution. We plan to pursue further improvements in inventory management and in-stock position. We plan to begin the installation of a labor scheduling and forecasting system in our stores in fiscal 2008, with completion of this installation in all stores planned by the end of fiscal 2009. We also have increased the number of training hours for our store managers.
- We remodeled 40 additional stores during fiscal 2007, bringing the total number of stores with our new look to 181 drug stores, or more than one third of our drug store chain. We plan to remodel up to an additional 40 stores in fiscal 2008. Our goal is to have the new look in 50% of our full-service retail drug stores by the end of fiscal 2008.
- We have taken actions to improve the cash flow performance of underperforming stores, or to close stores where appropriate. We are also focusing on the performance of our new, relocated and remodeled stores with the goal of achieving our expected returns faster.
- We have achieved significant growth in RxAmerica, our pharmacy benefit services subsidiary, which began offering prescription drug plans for Medicare beneficiaries effective January 1, 2006. Our new prescription drug plan business has more than offset the negative impact that lower Medicare reimbursements has had on our retail drug store margins. RxAmerica's pharmacy benefit management business has also continued to grow.

The progress we have made on these initiatives to date has enabled us to improve our operating performance, develop the organizational competence for change and improvement, and build a foundation for more profitable growth. We remain focused on our longer-term goal to reduce the gap between our operating margin and those of our largest competitors, and plan to continue our efforts to become a stronger competitor and more profitable company.

RESULTS OF OPERATIONS

Revenues

	Fiscal Year		
	2007	2006	2005
	Dollars in Thousands		
Retail drug store sales:			
Pharmacy sales	$2,408,849	$2,245,296	$2,168,049
Front-end sales	2,367,847	2,371,550	2,407,002
Total	$4,776,696	$4,616,846	$4,575,051
Pharmacy benefit services revenues:			
Pharmacy benefit management revenues	$ 39,637	$ 37,256	$ 32,822
Prescription drug plan revenues	280,719	16,201	—
Total	$ 320,356	$ 53,457	$ 32,822
Total revenues	$5,097,052	$4,670,303	$4,607,873
Retail drug store sales:			
Total sales growth over previous year	3.5%	0.9%	1.7%
Same-store sales growth	2.0%	0.6%	0.6%
Pharmacy sales growth	7.3%	3.6%	4.1%
Same-store pharmacy sales growth	5.1%	3.2%	2.7%
Pharmacy as a % of total retail drug store sales	50.4%	48.6%	47.4%
% of pharmacy sales covered by third party health plans	94.4%	92.6%	91.9%
Front-end sales growth (decline)	(0.2)%	(1.5)%	0.4%
Same-store front-end sales decline	(0.9)%	(1.7)%	(1.3)%
Front-end as a % of total retail drug store sales	49.6%	51.4%	52.6%
Pharmacy benefit services revenues:			
Pharmacy benefit management revenue growth over previous year	6.4%	13.5%	19.7%

Fiscal 2007 versus Fiscal 2006

Total revenues increased 9.1% in fiscal 2007 over fiscal 2006. Retail drug store sales were $4.78 billion, an increase of 3.5% over fiscal 2006, with same-store sales increasing 2.0%. Growth in the number of stores and higher mail order sales also contributed to total retail drug store sales growth. Pharmacy benefit services revenues were $320.4 million, compared to $53.5 million in fiscal 2006, primarily due to an increase of $264.5 million related to the prescription drug plans we began offering on January 1, 2006 under Medicare Part D.

Retail Drug Store Sales

Pharmacy sales increased 7.3% in fiscal 2007 over fiscal 2006, with same-store pharmacy sales increasing 5.1%. The increase in same-store pharmacy sales was primarily due to continued increases in average retail prescription prices, in addition to higher prescription volumes. Average prescription prices increased due to pharmaceutical cost inflation and the continued introduction and utilization of newer and more expensive drugs. The increase in average prescription prices was mitigated in part by the increased utilization of lower-priced, high-volume generic drugs. We estimate that generic utilization negatively impacted our same-store pharmacy sales by approximately 2.2 percentage points. We expect that average retail prices for prescription drugs will continue to rise due to pharmaceutical cost inflation and the continued introduction and utilization of newer and more expensive drugs, partially offset by continuing increases in utilization of generic drugs.

The increase in our same-store prescription volumes was primarily due to the new Medicare drug benefit and the success of our pharmacy marketing initiatives. These increases were partially offset by a weaker cold and flu season on the West Coast in fiscal 2007 compared to fiscal 2006. We expect that several favorable industry trends will positively impact our prescription volumes over the long term. These trends include an aging U.S. population consuming a greater number of prescription drugs, the growing use of prescription drugs as preventive therapy by healthcare providers and the introduction of new drugs. Factors that could offset these favorable trends include increasing competition, including the growth of mail order pharmacies, and rising prescription drug costs, which could cause consumers to reduce their purchases of prescription drugs or third-party health plans to reduce their coverage of prescription drug costs for their members.

Pharmacy sales were 50.4% of total drug store sales in fiscal 2007, compared to 48.6% in fiscal 2006. We expect pharmacy sales to continue to increase as a percentage of total drug store sales as pharmacy sales continue to increase faster than front-end sales.

Third-party health plans covered 94.4% of our pharmacy sales in fiscal 2007, compared to 92.6% in fiscal 2006. We expect third-party sales to remain over 90% of our total pharmacy sales for the foreseeable future due to significant consumer participation in managed care and other third-party plans, including the new Medicare prescription drug plans.

Front-end sales decreased 0.2% in fiscal 2007 from fiscal 2006, with same-store front-end sales decreasing 0.9%. The decline in same-store front-end sales was primarily due to lower sales in our non-core categories and a continued industry-wide decline in photo processing sales due to consumers' continued migration to digital photography technology.

Our performance is affected by economic conditions such as overall economic growth and unemployment, especially in California, our primary market. Higher gasoline prices have also had a significant impact on consumer spending in our markets. We expect these factors to continue to affect our front-end sales in fiscal 2008.

Pharmacy Benefit Services Revenues

The increase in pharmacy benefit services revenues in fiscal 2007 was primarily due to an increase of $264.5 million related to the prescription drug plans we began offering on January 1, 2006 under Medicare Part D as established by the Medicare Prescription Drug, Improvement and Modernization Act of 2003. Fiscal 2007 represented the first full year of operations for these plans. Our plans cover approximately 220,000 Medicare beneficiaries in 50 states and the District of Columbia as of the end of fiscal 2007.

Revenues under the prescription drug plans include fixed monthly premiums paid by beneficiaries and by the federal Centers for Medicare & Medicaid Services ("CMS"), as well as a CMS risk share component. If the ultimate per member per month benefit costs of any Medicare Part D regional plan varies more than 2.5 percentage points above or below the level estimated in the original bid submitted by the Company and approved by CMS, there is a risk share settlement with CMS subsequent to the end of the plan year. The risk share adjustment, if any, is recorded as an adjustment to premium revenues and accounts receivable or accounts payable.

As a result of the Medicare Part D benefit design, the Company incurs a disproportionate amount of prescription drug plan benefit costs early in the contract year. For example, as of January 1, 2007 the Company is responsible for approximately 67% of a Medicare beneficiary's drug costs up to $2,400, while the beneficiary is responsible for 100% of their drug costs from $2,400 up to $5,450. The Company is responsible for 15% of a beneficiary's drug costs above $5,450. As such, the Company incurs a disproportionate amount of benefit costs in the first half of the contract year as compared with the last half of the contract year, when comparatively more members will be incurring claims above the $2,400 coverage levels.

The uneven timing of the Medicare Part D prescription drug plan benefit costs yielded results through fiscal 2007 that would entitle the Company to risk share adjustment payments from CMS. Accordingly, as of the end of fiscal 2007, we recorded a risk share adjustment from CMS in accounts receivable and a corresponding retrospective premium adjustment in premium revenues. This represents the estimated amount receivable from CMS under the risk share contract provisions for calendar 2006, and for January 2007 if the calendar 2007 program were terminated at January 25, 2007.

The Medicare prescription drug benefit also contributed to the 6.4% increase in our pharmacy benefit management revenues in fiscal 2007 over the fiscal 2006, partially as a result of RxAmerica providing pharmacy benefit management services to Medicare Advantage prescription drug plans.

Fiscal 2006 versus Fiscal 2005

Total revenues increased 1.4% in fiscal 2006 over fiscal 2005. Retail drug store sales were $4.62 billion, an increase of 0.9% over fiscal 2005, with same-store sales increasing 0.6%. Growth in the number of stores and higher mail order sales also contributed to total retail drug store sales growth. Pharmacy benefit services revenues were $53.5 million, compared to $32.8 million in fiscal 2005.

Retail Drug Store Sales

Pharmacy sales increased 3.6% in fiscal 2006 over fiscal 2005, with same-store pharmacy sales increasing 3.2%. The increase in same-store pharmacy sales was primarily due to continued increases in average retail prescription prices, in addition to higher prescription volumes. Average prescription prices increased due to pharmaceutical cost inflation and the continued introduction and utilization of newer and more expensive drugs. The increase in average prescription prices was mitigated in part by the increased utilization of lower-priced, high-volume generic drugs. We estimate that generic utilization negatively impacted our same-store pharmacy sales by approximately 3.8 percentage points.

The increase in our same-store prescription volumes was primarily due to a stronger cold and flu season on the West Coast in fiscal 2006 compared to fiscal 2005. Pharmacy sales were 48.6% of total drug store sales in fiscal 2006, compared to 47.4% in fiscal 2005. Third-party health plans covered 92.6% of our pharmacy sales in fiscal 2006, compared to 91.9% in fiscal 2005.

Front-end sales decreased 1.5% in fiscal 2006 from fiscal 2005, with same-store front-end sales decreasing 1.7%. The decline in same-store front-end sales was primarily due to lower sales in non-core categories as a result of our efforts to shift our merchandise mix toward our core categories of health, wellness, beauty and convenience. A continued industry-wide decline in photo processing sales, due to consumers' continued migration to digital photography technology, also adversely affected same-store front-end sales in fiscal 2006.

Pharmacy Benefit Services Revenues

The increase in pharmacy benefit services revenues in fiscal 2006 was primarily due to $16.2 million in revenues from three new prescription drug plans offered beginning January 1, 2006 under Medicare Part D.

Gross Profit

	Fiscal Year		
	2007	2006	2005
Retail drug store gross profit *(thousands)*	$1,196,395	$1,185,879	$1,153,663
Retail drug store gross profit margin	25.0%	25.7%	25.2%
LIFO provision *(thousands)*	$ 12,750	$ 4,800	$ 5,500
Prescription drug plan gross profit *(thousands)*	$ 51,540	$ 3,969	N/A
Prescription drug plan gross profit margin	18.4%	24.5%	N/A

Fiscal 2007 versus Fiscal 2006

Retail Drug Stores

Retail drug store gross profit was 25.0% of retail drug store sales in fiscal 2007, compared to 25.7% in fiscal 2006. The decrease was due to a number of factors including reductions in prescription drug reimbursement levels associated with the new Medicare prescription drug benefit, the pharmacy sales mix shift toward Medicare beneficiaries, the mix of pharmacy and front-end sales and a higher LIFO provision. These increases were partially offset by a more profitable merchandise mix through better buying, lower distribution costs and increased utilization of generic drugs, which generally have higher gross profit margins than name-brand drugs.

Our LIFO provision, which is included in the cost of retail drug store sales, was $12.8 million in fiscal 2007 and $4.8 million in fiscal 2006. The increase was primarily due to higher net inflation compared to last year as well as higher inventories. The LIFO provision fluctuates with inflation rates, inventory levels and merchandise mix.

We will continue to pursue gross profit improvements through our merchandise focus on core categories, private label brands, supply chain systems and self distribution. We also expect that the utilization of lower-priced, higher-margin generic drugs will continue to increase. We expect that continued efforts by third-party health plans, including Medicare and other government-sponsored plans, to reduce prescription drug reimbursement levels, will at least partially offset these favorable effects on our gross profit percentage.

In addition to the acquisition cost of inventory sold (net of merchandise rebates and allowances), we include in-bound freight, receiving, warehousing, purchasing and distribution costs, and advertising expenses (net of advertising rebates and allowances) in our cost of retail drug store sales. We classify store occupancy costs as a component of operating and administrative expenses. Our retail drug stores gross profit margins may not be comparable to those of some other retailers who include distribution and advertising costs in their operating expenses, or store occupancy costs in their cost of sales.

Prescription Drug Plans (Pharmacy Benefit Services Segment)

Prescription drug plan benefit costs relate only to prescription drug plan revenues. Revenues generated from pharmacy benefit management services are reported net of reimbursements to participating pharmacies.

Prescription drug plan gross profit was 18.4% of prescription drug plan revenues in fiscal 2007 compared to 24.5% in 2006. We began offering prescription drug plans through our pharmacy benefit services segment on January 1, 2006 under Medicare Part D as established by the Medicare Prescription Drug, Improvement and Modernization Act of 2003. Prescription drug plan benefit costs represent our portion of the cost of prescription drugs purchased by Medicare participants in one of our prescription drug plans. Such costs include benefit payments during the period to pharmacies, and an estimate for benefit costs incurred but not reported as of the end of the period, reduced by associated manufacturer rebates. Our Medicare prescription drug plan business is also seasonal, with profitability peaking in the second half of our fiscal year. Future gross profit margins from these plans are uncertain because this is a relatively new federally subsidized benefit.

Fiscal 2006 versus Fiscal 2005

Retail Drug Stores

Retail drug store gross profit was 25.7% of retail drug store sales in fiscal 2006, compared to 25.2% in fiscal 2005. The increase was primarily due to a more profitable merchandise mix through better buying, lower distribution costs and increased utilization of generic drugs, which generally have higher gross profit margins than name-brand drugs, partially offset by continued reductions in prescription drug reimbursement levels from third-party health plans.

Our LIFO provision, which is included in the cost of retail drug store sales, was $4.8 million in fiscal 2006 and $5.5 million in fiscal 2005. The decrease was primarily due to lower net inflation.

Prescription Drug Plans (Pharmacy Benefit Services Segment)

Prescription drug plan gross profit was 24.5% of prescription drug plan revenues in fiscal 2006. We began offering prescription drug plans through our pharmacy benefit services segment on January 1, 2006 under Medicare Part D.

Operating and Administrative Expenses

	Fiscal Year		
	2007	**2006**	**2005**
Operating and Administrative Expenses *(thousands)*	$1,070,389	$1,026,054	$1,018,260
Operating and Administrative Expenses as a Percent of Revenues	21.0%	22.0%	22.1%

Fiscal 2007 versus Fiscal 2006

Operating and administrative expenses were 21.0% of revenues in fiscal 2007, compared to 22.0% in fiscal 2006. The expense rate decreased due to better leverage on higher fiscal 2007 revenues, primarily as a result of our new prescription drug plans. Fiscal 2007 operating expenses included increased expenses related to our new prescription drug plans and increased store expansion activities, including the Network Pharmaceuticals, Inc., asset acquisition, as well as $4.6 million in stock option expense as a result of the adoption of SFAS No, 123R, *Share Based Payment* and $3.7 million of costs related to the transition to our new Patterson distribution center.

Fiscal 2006 versus Fiscal 2005

Operating and administrative expenses were 22.0% of revenues in fiscal 2006, compared to 22.1% in fiscal 2005. The decreased expense rate related primarily to lower workers' compensation expenses and improved labor productivity, partially offset by increased expenses in our pharmacy benefit services segment in preparation for our new Medicare prescription drug plan offerings.

Workers' compensation expenses in fiscal 2006 included a $9.6 million benefit from favorable actuarial adjustments to the company's self-insured workers' compensation reserves. This compared to a $4.7 million benefit from favorable actuarial adjustments in fiscal 2005. Workers' compensation expenses were also favorably impacted by lower current-period claims accruals and more favorable insurance premiums and other costs. Workers' compensation expenses reflect a significant decline in claims and lower costs per claim, which have resulted from our focus on a safe work environment, combined with recent changes in California's workers' compensation laws.

Depreciation and Amortization

Depreciation and amortization expenses were $86.5 million in fiscal 2007 compared to $83.5 million in fiscal 2006 and $85.0 million in fiscal 2005. The fluctuations over the last three fiscal years reflect variations in the timing of capital expenditures for new store investments, remodels and improvements to existing stores, supply chain improvements and technology; as well as the disposal or replacement of older assets, including those in our remodeled stores.

Our depreciation and amortization expenses include accelerated depreciation for assets to be retired before the completion of their originally estimated useful lives, including assets to be removed or replaced in our remodeled stores. The amount of accelerated depreciation expenses related to store remodels varies based on the level and timing of our remodel activities. During fiscal 2007, we remodeled 40 stores compared to 41 stores in fiscal 2006 and 40 stores in fiscal 2005.

Provision for Store Closures and Asset Impairments

The provision for store closures and asset impairments in fiscal 2007 included $6.3 million related to the planned disposition of 31 stores during fiscal 2008, including all of the 23 stores located in Washington, Oregon and Colorado and eight stores in California, as approved by our board of directors in February 2007. Most of the 31 stores are located in markets Longs entered in the 1980's and 1990's that remain underdeveloped. Sufficiently developing our presence in these markets would require significant investment that we believe should be directed toward markets that offer greater opportunities for more satisfactory returns. We have, therefore, decided to close the stores and market the assets.

The stores located in Washington, Oregon and Colorado constitute "components" as defined in SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, and will therefore be reported as discontinued operations effective in fiscal 2008. The California stores will continue to be reported within continuing operations.

We expect to incur additional net costs of approximately $16 million to $22 million, including lease-related costs net of sublease income, severance payments and other costs, partially offset by gains on the sale of the related store properties and pharmacy customer lists, during fiscal 2008 as the stores are sold or closed and the related assets are disposed of. Of this total, an estimated $14 million to $18 million relates to the 8 California stores and will therefore be included within continuing operations, and $2 million to $4 million relates to the 23 stores in Washington, Oregon and Colorado, and will, therefore, be included within discontinued operations.

Gain on Sale of Distribution Center

During fiscal 2006, we entered into a sale-leaseback transaction for our Northern California front-end distribution center located in Lathrop, California, for net proceeds of $21.5 million and a resulting net gain of $11.0 million. We vacated the Lathrop facility during the fourth quarter of fiscal 2007 when our newly constructed distribution center in Patterson, California, became fully operational.

Legal Settlements and Other Disputes

In the second quarter of fiscal 2005, we reached an agreement to settle two purported class action lawsuits related to the calculation of earned overtime wages for certain of our former and current store managers and assistant store managers in California. The lawsuits alleged that we improperly classified such employees as exempt under California's wage and hour laws. We denied all liability in these cases, but agreed to the settlement in order to resolve the plaintiff's claims while avoiding protracted litigation. Under the settlement, we made cash payments of $11 million to cover claims by eligible plaintiffs, plaintiff attorneys' fees and costs, payments to the named plaintiffs and costs of a third-party administrator. We recorded a charge of $11.6 million for the total cost of this settlement, including applicable employer payroll taxes, in the second quarter of fiscal 2005, and paid these settlement costs in the second half of the year.

We also recorded a gain of $0.8 million from the favorable settlement of a separate, unrelated class action lawsuit, for which we had filed a claim as a member of the plaintiff class, which alleged unlawful price fixing and market allocation by certain vitamin manufacturers. We received the settlement payment in the second quarter of fiscal 2005. The combined net charge resulting from these two fiscal 2005 settlements was $10.8 million.

Net Interest Expense

Net interest expense was $6.8 million in fiscal 2007, $7.9 million in fiscal 2006 and $13.4 million in fiscal 2005. The decrease in fiscal 2007 net interest expense was due to higher interest income on increased available cash during the first half of the year partially offset by higher average borrowings.

Income Taxes

Our effective income tax rate varies based on the level of our pre-tax income and the amount and timing of certain tax deductions and credits. Our effective income tax rates were 36.1% in fiscal 2007, 37.5% in fiscal 2006, and 36.1% in fiscal 2005. We expect that our effective income tax rate will be approximately 38% in fiscal 2008.

LIQUIDITY AND CAPITAL RESOURCES

General

Our primary sources of liquidity are operating cash flows and availability on our line of credit. We use cash to provide working capital for our operations, finance capital expenditures and acquisitions, repay debt, repurchase shares of our common stock and pay dividends.

On January 30, 2007, we amended our secured $325 million revolving line of credit agreement with a syndication of banks. The amended agreement expires in January 2012 and accrues interest at LIBOR-based rates. Borrowings on this line of credit are secured by inventory, accounts receivable and certain intangible assets. As of January 25, 2007, borrowings of $65.0 million, with a weighted average interest rate of 6.57%, were outstanding on our secured line of credit. The secured revolving line of credit agreement contains customary restrictions but no financial covenants and no limitations on capital expenditures or share repurchases if availability of credit remains above a minimum level. The amended agreement also includes an option to further increase the credit facility's borrowing and letter-of-credit capacity to $400 million, subject to certain conditions. Borrowings on the line of credit do not require repayment until the expiration date but may be prepaid without penalty. Letters of credit totaling $35.8 million were outstanding under the agreement as of January 25, 2007. We pay a monthly commitment fee of 0.25% per annum on the unused portion of the line of credit ($224.2 million as of January 25, 2007).

Additionally, as of January 25, 2007 we had $59.8 million in outstanding privately placed promissory notes. These notes, which mature at various dates through 2014, bear interest at fixed rates ranging from 6.19% to 6.71%, and are secured on the same basis as the secured revolving line of credit. The notes include penalties for repayment prior to their scheduled maturities. Current maturities of $6.7 million as of January 25, 2007 constitute regularly scheduled principal payments due in fiscal 2008.

The privately placed promissory notes contain various customary financial covenants and restrictions. Failure to comply with these covenants and restrictions, or with the restrictions included in our secured revolving line of credit, could adversely affect our ability to manage our cash requirements, and could result in higher interest costs and potentially accelerated repayment requirements. As of January 25, 2007, we were in compliance with the restrictions and limitations included in these provisions.

We believe that cash on hand, together with cash provided by operating activities and borrowings on our line of credit, will be sufficient to meet our working capital, capital expenditure and debt service requirements beyond the next 12 months.

Operating Cash Flows

Net cash provided by operating activities was $183.0 million in fiscal 2007, compared to $202.3 million in fiscal 2006 and $181.6 million in fiscal 2005. The decrease in our operating cash flows in fiscal 2007 from fiscal 2006 was primarily due to changes in operating assets and liabilities, partially offset by increased net income after adjustments for non-cash items including the provision for store closures and asset impairments, stock-based compensation expenses and the fiscal 2006 gain on the sale of our distribution center. The increase in our operating cash flows in fiscal 2006 over fiscal 2005 was primarily due to improved operating performance, as reflected by increased net income after adjustments for the non-cash gain on the sale of our distribution center and non-cash stock-based compensation expenses.

Net changes in assets and liabilities and deferred taxes decreased our operating cash flows in fiscal 2007 by $12.5 million. Accounts receivable (excluding receivables for claims payments covered by CMS which are included in financing cash flows) increased $64.1 million primarily due to increased pharmacy benefit services receivables related to our new prescription drug plans, in addition to higher pharmacy sales. Merchandise inventories increased $26.4 million primarily due to increased self-distribution of front-end merchandise associated with the opening of our new distribution center in Patterson, California, and new store growth. Current and other liabilities increased $94.1 million primarily as a result of increased pharmacy benefit services payables related to our new prescription drug plans. The change in current liabilities and deferred taxes also includes cash payments for income taxes of $58.5 million during fiscal 2007, up $37.0 million from fiscal 2006 due to increased taxable income and the effects of tax planning and optimization projects that increased certain tax deductions in previous years.

Net changes in assets and liabilities and deferred taxes accounted for $31.7 million of our operating cash flows in fiscal 2006. Current and other liabilities increased $73.2 million primarily as a result of the $28.8 million increase in merchandise inventories and increased pharmacy benefit services payables related to our new prescription drug plans. Pharmacy and other receivables increased $24.9 million due to higher pharmacy sales and pharmacy benefit services revenues.

Net changes in assets and liabilities and deferred taxes accounted for $50.1 million of our operating cash flows in fiscal 2005. Merchandise inventories decreased $43.8 million as a result of improved inventory management in our stores and distribution centers. Current and other liabilities decreased $14.7 million primarily as a result of lower merchandise inventory levels, partially offset by increased accruals for workers' compensation and employee compensation and benefits. Pharmacy and other receivables decreased $5.6 million, primarily due to the timing of payments from pharmacy benefit services customers; lease-related receivables; third-party health plans; and vendors, for amounts associated with our contractual purchase arrangements. Fiscal 2005 operating cash flows also reflect the reclassification of certain income tax amounts from taxes payable to deferred income taxes as a result of the acceleration of certain income tax deductions resulting from tax planning and optimization efforts.

Investing Cash Flows

Net cash used in investing activities was $166.0 million in fiscal 2007 compared to $77.7 million in fiscal 2006 and $84.5 million in fiscal 2005. The increase in fiscal 2007 over fiscal 2006 was primarily due to expenditures for the construction of our new front-end distribution center in Patterson, California, as well as increased new store construction activity. In addition, during the second quarter of fiscal 2007 we purchased the assets of Network Pharmaceuticals, Inc. including 21 retail pharmacies, one wholesale pharmacy and one closed door pharmacy for approximately $12.8 million. During the first quarter of fiscal 2007, we also purchased AmerisourceBergen's 50% interest in a joint venture through which we and AmerisourceBergen operated a central prescription fill center for approximately $3.8 million. In addition to the Network Pharmaceuticals acquisition, we also opened 16 new stores, closed four stores, and remodeled 40 stores during fiscal 2007. Fiscal 2006 net investing cash flows were also reduced by $27.8 million for proceeds from property dispositions, primarily including the sale-leaseback of our Lathrop front-end distribution center.

The decrease in net cash used in investing activities in fiscal 2006 from 2005 was a result of higher fiscal 2006 proceeds from property dispositions due to the sale-leaseback of our Lathrop distribution center. We opened 5 new stores in fiscal 2006 and opened four new stores and relocated two stores in fiscal 2005. We also remodeled 41 stores during fiscal 2006 and 40 stores during fiscal 2005.

We plan to open or relocate approximately 25 to 30 stores and remodel up to 40 stores in fiscal 2008. We expect capital expenditures in fiscal 2008 to be between $150 million and $200 million. In addition, in the ordinary course of business we may acquire stores, store-related assets including pharmacy customer lists, or other complementary businesses.

Financing Cash Flows

Net cash used in financing activities was $64.0 million in fiscal 2007, compared to $103.8 million in fiscal 2006 and $83.5 million in fiscal 2005. Our financing activities primarily consist of long-term borrowings and repayments, repurchases of common stock, dividend payments, proceeds from the exercise of stock options, and Medicare Part D subsidy disbursements.

Our borrowing levels on our revolving line of credit fluctuate based largely on the levels of our cash flows from operations, capital expenditures, Medicare Part D subsidy disbursements, and stock repurchases. There were net borrowings of $65.0 million on our revolving line of credit during fiscal 2007, compared to net repayments of $40.0 million and $10 million in fiscal 2006 and 2005, respectively. We also made regularly scheduled principal payments of $45.9 million on our private placement notes in fiscal 2007 compared with $8.9 million in fiscal 2006 and $41.9 million in fiscal 2005. We are scheduled to make additional principal payments of $6.7 million on our private placement notes in the next 12 months.

We have repurchased shares of our outstanding common stock in each of the last three years, as follows:

	Fiscal Year		
	2007	2006	2005
Shares repurchased	984,000	1,420,000	736,260
Total cost (millions)	$44.1	$55.1	$16.9

We repurchased these shares under various programs authorized by our board of directors, most recently in May 2005. Under the May 2005 share repurchase program, we are authorized to repurchase additional shares of our outstanding common stock for a maximum additional expenditure of $76.0 million. Any future repurchase of our common stock will depend on existing market conditions, our financial position, and other capital requirements.

Proceeds from employee stock option exercises were $13.1 million in fiscal 2007, $21.0 million in fiscal 2006, and $6.2 million in fiscal 2005. The number and dollar value of stock options exercised fluctuate based on the number and timing of awards vesting and average stock prices.

Our board of directors makes decisions about the declaration of quarterly dividends based on, among other things, our results of operations and financial position. We have paid regular quarterly dividends of $0.14 per share ($0.56 per share annually) for each of the last three fiscal years. Total dividends were $21.0 million in fiscal 2007, $20.8 million in fiscal 2006 and $20.9 million in fiscal 2005.

Financing cash flows include prescription drug plan disbursements covered by CMS, including reinsurance payments and low-income cost subsidies, net of amounts received from CMS for these payments. Differences between receipts and payments for these amounts depend on the timing and extent of the related claims from beneficiaries. In fiscal 2007, our payments for these claims exceeded reimbursements to date from CMS by $35.4 million. Final settlement of the outstanding balance with CMS will be made subsequent to the end of the plan year.

Contractual Obligations

The following table summarizes our contractual obligations as of January 25, 2007:

	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			Thousands		
Long-term debt	$ 135,020	$ 10,523	$ 108,752	$ 6,805	$ 8,940
Operating leases	1,044,933	83,188	161,536	146,624	653,585
Capital lease obligations	21,536	1,031	2,096	2,103	16,306
Purchase obligations	7,604,912	2,123,499	4,954,610	526,803	—
Other long-term liabilities	—	—	—	—	—
Total	$8,806,401	$2,218,241	$5,226,994	$682,335	$678,831

See "Debt," "Leases" and "Commitments and Contingencies" in the accompanying notes to our consolidated financial statements for further information about the above items.

Purchase obligations include merchandise purchase commitments under various long-term supply contracts, as well as outstanding commitments under purchase orders issued in the normal course of business. Purchase obligations include estimated amounts to purchase pharmaceutical inventories from AmerisourceBergen, our primary supplier, under a long-term contract. The contract includes a minimum purchase requirement over the contract term, which is effective for three to seven years depending on our actual purchase levels and various termination provisions. The amounts included for this contract in the above table represent our best estimate of purchase levels under the contract's terms.

Our other long-term liabilities of $103.5 million as of January 25, 2007 consisted of deferred tax liabilities, deferred rent, capital lease obligations, and store closure reserves. These items either are not contractual obligations, such as deferred rent and deferred income taxes, or are included elsewhere in the above table, such as capital and closed store lease obligations.

We incur substantial cash requirements for the payment of interest and income taxes each year. Payments for interest fluctuate based on our borrowings and interest rates. Our cash payments for interest, net of amounts capitalized, were $9.4 million in fiscal 2007, $9.2 million in fiscal 2006 and $13.7 million in fiscal 2005. At January 25, 2007, $59.8 million of our outstanding debt bears interest at fixed rates. Scheduled interest payments on fixed-interest long-term debt are included in "Long-Term Debt" in the table above. Our unsecured revolving line of credit, on which borrowings of $65.0 million were outstanding as of January 25, 2007, bears interest at LIBOR-based rates, and therefore an increase in interest rates could increase our interest expense. A 10% change in interest rates (66 basis points on our floating-rate debt as January 25, 2007) would have an immaterial effect on our earnings and cash flows and on the fair value of our fixed rate debt. We do not currently undertake any specific actions to cover our exposure to interest rate risk and we are not currently a party to any interest rate risk management transactions. We have not purchased and do not currently hold any derivative financial instruments. Depending on the interest rate environment and subject to approval by our board of directors, we may make use of derivative financial instruments or other interest rate management vehicles in the future.

Our cash payments for income taxes were $58.5 million in fiscal 2007, $21.4 million in fiscal 2006 and $15.7 million in fiscal 2005. Cash paid for income taxes increased $37.1 million in fiscal 2007 due to higher taxable income and the effects of tax planning and optimization projects that increased certain tax deductions in previous years. Payments for income taxes fluctuate based on our taxable income and the availability and timing of tax deductions and credits.

We also incur obligations for contributions to our Employee Savings and Profit Sharing Plan. We match a portion of our employees' voluntary contributions and provide profit sharing contributions to the plan in some years. Our contributions to the plan, which may be made in cash or in shares of our common stock, fluctuate based on the level of participation in the plan by our employees as well as our levels of income. Our contributions to this plan were $12.1 million for fiscal 2007, $11.3 million for fiscal 2006 and $7.7 million for fiscal 2005, all of which we funded with shares of our common stock.

OFF-BALANCE SHEET ARRANGEMENTS

We do not make use of any off-balance sheet arrangements that currently have or that we expect are reasonably likely to have a material effect on our financial condition, results of operations or cash flows. We utilize operating leases for many of our store locations, and from time to time we engage in sale-leaseback arrangements for financing purposes. We do not use special-purpose entities in any of our leasing arrangements.

CRITICAL ACCOUNTING POLICIES

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Uncertainties regarding such estimates and assumptions are inherent in the preparation of our financial statements, and actual results may differ from those estimates and assumptions. We believe the following critical accounting policies require the most significant judgments and estimates used in the preparation of our consolidated financial statements:

Accounts Receivable and Reserves

Our accounts receivable primarily include amounts due from third-party providers (e.g. pharmacy benefit managers, insurance companies and governmental agencies) and vendors. We maintain an allowance for the amount of these receivables that we estimate to be uncollectible, amounting to $7.2 million as of January 25, 2007. Our estimates of uncollectible amounts are based on our historical collection experience, current economic and credit conditions and any information available to us indicating that specific accounts are unlikely to be collected. We have historically collected a relatively high percentage of our accounts receivable, especially pharmacy receivables, and our credit and collection losses have not materially adversely affected us. However, if the financial condition of our third-party providers or vendors deteriorates, we may increase the allowance for uncollectible accounts and our recovery of recorded receivables may be significantly affected.

Our accounts receivable also include amounts due from the federal Centers for Medicare and Medicaid Services (CMS) for certain subsidies related to our prescription drug plan benefits, amounting to $36.5 million as of January 25, 2007, as well as estimated amounts due from other Medicare prescription drug plans and state sponsored plans to be paid upon completion of a reconciliation by CMS of enrollment between and among plans. A final plan reconciliation will occur in fiscal 2008 for which the results are uncertain as this is the first year of the prescription drug benefit. If the outcome of this reconciliation process is significantly different than our current estimates, we may need to record significant adjustments to the value of our receivables.

Merchandise Inventories

We record our inventories at the lower of cost or market value. If we do not sell the merchandise at expected prices or if we make decisions to significantly reduce or eliminate merchandise items or categories, we may need to record adjustments to the carrying value of our merchandise inventories and our realization of recorded inventories may be significantly affected.

We use the last-in, first-out (LIFO) method to determine inventory cost. The calculation of LIFO inventory costs depends on a number of factors, including annual inflation rates, year-end inventory levels and merchandise mix, which require estimates during interim periods. These estimates are subject to substantial variability and may result in significant adjustments, particularly during the fourth quarter, when final inflation rates and inventory levels and mix are determined. Our LIFO provision, included in cost of goods sold, was $12.8 million in fiscal 2007, $4.8 million in fiscal 2006 and $5.5 million in fiscal 2005.

Impairment of Long-Lived Assets

We review long-lived tangible assets and intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that their carrying values may not be recoverable. Using our best estimates based on reasonable assumptions and projections, we record an impairment loss to write the assets down to their estimated fair values if the carrying values of such assets exceed their related undiscounted expected future cash flows.

We review goodwill and other intangible assets with indefinite useful lives for impairment annually, or more frequently if events or changes in circumstances warrant. We perform our annual impairment testing during the fourth fiscal quarter, when updated financial projections are available. If the carrying values of such assets exceed their estimated fair values, we record an impairment loss to write the assets down to their estimated fair values.

We generally evaluate store-specific long-lived tangible assets and intangible assets with finite useful lives at an individual store level, which is the lowest level at which independent cash flows can be identified. We evaluate corporate assets or other long-lived assets that are not store-specific at a consolidated entity or segment level as appropriate. We evaluate goodwill at a reporting unit level in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*. Geographic regional divisions within the retail drug store segment comprise our reporting units.

Since quoted market prices are not typically available for our long-lived tangible and intangible assets, we estimate fair values for most assets based on the expected present value of future cash flows. We estimate future cash flows based on store-level historical results, current trends and operating and cash flow projections. Our estimates are subject to substantial uncertainty and may be affected by a number of factors outside of our control, including general economic conditions, the competitive environment and regulatory changes. If actual results differ from our estimates, we may record significant additional impairment charges in the future. We recorded asset impairment charges of $7.7 million in fiscal 2007, $2.4 million in fiscal 2006 and $1.1 million in fiscal 2005.

Store Closure Reserves

We recognize a liability for costs associated with closing a store when the liability is incurred. We record the present value of estimated remaining future lease obligations (including future property taxes, common area maintenance and other charges, as applicable), net of estimated future sublease income, when the store is closed. We record severance and other employee-related costs in the period in which we communicate the closure and related severance packages to the affected employees.

Our initial calculation and subsequent evaluations of store closure reserves include significant estimates about the amounts and timing of future sublease income. These estimates are based on our historical experience, the condition and location of the property, the lease terms and current real estate leasing market conditions. Many of our previously closed stores have long remaining lease terms, with the longest lease term ending February 2026. As a result, if actual results differ from our estimates, we may significantly adjust our store closure reserves in future periods. We recorded provisions for store closures of $0.7 million in fiscal 2007 and $0.3 million in fiscal 2005. We recorded no provision for store closures in fiscal 2006.

Insurance Reserves

We maintain insurance coverage for significant exposures as well as those risks that are required to be insured by law. It is generally our policy to retain a significant portion of certain losses related to workers' compensation, general liability, property losses, pharmacist liability, business interruptions and employee health care. We record provisions for these items based on claims experience, regulatory changes, an estimate of claims incurred but not yet reported and other relevant factors. An independent actuary periodically evaluates our most significant insurance reserves. We discount reserves for workers' compensation and general liability claims to their expected present value using an essentially risk-free interest rate. The projections involved in this estimate are subject to substantial uncertainty because of several unpredictable factors, including actual claims experience, regulatory changes, litigation trends and changes in inflation and interest rates. If actual claims or costs vary from our estimates, we may need to record significant adjustments to our reserves and expense.

Revenue Recognition

We recognize revenue from retail drug store sales, net of an allowance for estimated returns, at the time the merchandise is sold or services performed. The allowance for sales returns is estimated based on our historical experience. Historically, our sales returns have not been significant, but changes in our experience could result in significant additional reserves.

Our pharmacy benefit services revenues include amounts generated from pharmacy benefit management services and, beginning January 1, 2006, prescription drug plans. We recognize revenue from pharmacy benefit management services, which include plan design and implementation, claims administration and formulary management, when our RxAmerica subsidiary has completed its service obligations under its contracts, including the approval or denial of the authorization request to the participating pharmacy. RxAmerica does not take title to prescription drug inventories or assume substantial risks and rewards of inventory ownership or receivable collection associated with the provision of pharmacy benefit management services. Accordingly, under our existing contracts we recognize pharmacy benefit management revenues from third-party health plans net of the reimbursements due to participating pharmacies. We do not recognize co-payments made to participating pharmacies by health plan members. We estimate certain rebate revenues in our pharmacy benefit services segment based on our contractual terms and prescription drug utilization mix. These estimates are subject to uncertainty and actual results could differ significantly.

Beginning January 1, 2006, we began offering prescription drug plans under Medicare Part D as established by the Medicare Prescription Drug, Improvement and Modernization Act of 2003. Revenues under the plans include fixed monthly premiums paid by beneficiaries and by the federal Centers for Medicare & Medicaid Services ("CMS"), as well as a CMS risk share component. If the ultimate per member per month benefit costs of any Medicare Part D regional plan varies more than 2.5 percentage points above or below the level estimated in the original bid submitted by us and approved by CMS, there is a risk share settlement with CMS subsequent to the end of the plan year. The fixed monthly premiums are recognized on a straight-line basis over the period of coverage. The risk share adjustment, if any, is recorded as an adjustment to premium revenues and accounts receivable or accounts payable. We estimate risk share amounts on a monthly basis based on information available to us about our claims experience and other factors. These estimates are subject to substantial uncertainty, and actual results could differ significantly.

Vendor Rebates and Allowances

We record merchandise rebates and allowances as a reduction of the cost of inventory and recognize the benefit through the cost of retail drug store sales when we sell the related inventory. We recognize advertising rebates and allowances as a reduction of advertising expense, a component of cost of retail drug store sales, when we incur the related advertising expense or complete the required performance. We defer lump-sum payments received from vendors in connection with a contractual arrangement and recognize them over the contract term as a reduction of cost of retail drug store sales. Some of our contractual arrangements require estimates of the rebate amounts earned and collectible. If actual rebates and allowances received differ from our estimates, we may be required to record significant adjustments to our rebates and allowances.

Other Significant Accounting Policies

The above policies are not intended to be a comprehensive list of all of our accounting policies. In many cases, generally accepted accounting principles specifically dictate the accounting treatment for a particular transaction. There are also certain areas in which management's judgment in selecting any available alternative would not produce a materially different result. See the accompanying audited consolidated financial statements and notes thereto for a more complete discussion of our accounting policies and other disclosures required by generally accepted accounting principles.

NEW ACCOUNTING PRONOUNCEMENTS

See Note 2, "New Accounting Pronouncements," in the accompanying notes to our consolidated financial statements included in Item 8 of this Form 10-K.

Item 7A. ***Quantitative and Qualitative Disclosures of Market Risk.***

Our major market risk exposure is changing interest rates. We use debt financing in combination with operating cash flows to support capital expenditures, acquisitions, working capital needs, dividend payments, share repurchases and other general corporate purposes. Our revolving line of credit, on which $65.0 million in borrowings were outstanding as of January 25, 2007, bears interest at LIBOR-based rates, and therefore an increase in interest rates could increase our interest expense. A 10% change in interest rates (66 basis points on our floating-rate debt as of January 25, 2007) would have an immaterial effect on our earnings and cash flows and on the fair value of our fixed rate debt. We do not currently undertake any specific actions to cover our exposure to interest rate risk and we are not currently a party to any interest rate risk management transactions. We have not purchased and do not currently hold any derivative financial instruments. Depending on the interest rate environment and subject to approval by our board of directors, we may make use of derivative financial instruments or other interest rate management vehicles in the future.

Item 8. ***Financial Statements and Supplementary Data.***

LONGS DRUG STORES CORPORATION

STATEMENTS OF CONSOLIDATED INCOME

	For the Fiscal Year Ended		
	January 25, 2007	January 26, 2006	January 27, 2005
		As Adjusted (Note 2)	As Adjusted (Note 2)
	Thousands Except Per Share Amounts		
Revenues:			
Retail drug store sales	$4,776,696	$4,616,846	$4,575,051
Pharmacy benefit services revenues	320,356	53,457	32,822
Total revenues	5,097,052	4,670,303	4,607,873
Costs and expenses:			
Cost of retail drug store sales	3,580,301	3,430,967	3,421,388
Prescription drug plan benefit costs	229,179	12,232	—
Operating and administrative expenses	1,070,389	1,026,054	1,018,260
Depreciation and amortization	86,465	83,539	85,025
Provision for store closures and asset impairments	8,363	2,397	1,356
Legal settlements and other disputes, net	(930)	—	10,773
Gain on sale of distribution center	—	(11,049)	—
Operating income	123,285	126,163	71,071
Interest expense	9,118	9,151	13,993
Interest income	(2,272)	(1,294)	(639)
Income before income taxes	116,439	118,306	57,717
Income taxes	41,978	44,419	20,809
Net income	$ 74,461	$ 73,887	$ 36,908
Earnings per common share:			
Basic	$ 2.00	$ 1.98	$ 0.99
Diluted	1.95	1.93	0.98
Dividends per common share	$ 0.56	$ 0.56	$ 0.56
Weighted average number of shares outstanding:			
Basic	37,201	37,332	37,262
Diluted	38,181	38,280	37,591

See accompanying notes to consolidated financial statements.

LONGS DRUG STORES CORPORATION

CONSOLIDATED BALANCE SHEETS

	January 25, 2007	January 26, 2006 As Adjusted (Note 2)
	Thousands Except Share Information	
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 27,596	$ 74,662
Accounts receivable, net	282,728	183,213
Merchandise inventories, net	491,295	462,030
Deferred income taxes	60,153	42,258
Prepaid expenses and other current assets	22,017	21,204
Total current assets	883,789	783,367
Property:		
Land	116,171	111,097
Buildings and leasehold improvements	668,800	578,158
Equipment and fixtures	621,068	601,247
Total	1,406,039	1,290,502
Less accumulated depreciation	705,856	674,517
Property, net	700,183	615,985
Goodwill	84,450	82,085
Intangible assets, net	14,904	6,060
Other non-current assets	4,342	7,832
Total	$1,687,668	$1,495,329
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Trade accounts payable	$ 230,754	$ 234,158
Pharmacy benefits payable	148,595	56,569
Accrued employee compensation and benefits	131,088	138,202
Taxes payable	59,715	58,493
Other accrued expenses	73,682	59,161
Current maturities of debt	6,727	45,870
Total current liabilities	650,561	592,453
Long-term debt	118,091	59,818
Deferred income taxes and other long-term liabilities	103,459	80,469
Commitments and Contingencies		
Stockholders' Equity:		
Common stock: par value $0.50 per share, 120,000,000 shares authorized, 37,406,000, and 37,216,000 shares outstanding	18,703	18,608
Additional capital	250,113	213,374
Retained earnings	546,741	530,607
Total stockholders' equity	815,557	762,589
Total	$1,687,668	$1,495,329

See accompanying notes to consolidated financial statements.

LONGS DRUG STORES CORPORATION

STATEMENTS OF CONSOLIDATED CASH FLOWS

	For the Fiscal Year Ended		
	January 25, 2007	January 26, 2006	January 27, 2005
		As Adjusted (Note 2)	As Adjusted (Note 2)
		Thousands	
Operating Activities:			
Net income	$ 74,461	$ 73,887	$ 36,908
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	88,563	83,539	85,025
Gain on sale of distribution center	—	(11,049)	—
Provision for store closures and asset impairments	8,363	2,397	1,356
Deferred income taxes and other	(15,441)	9,474	14,057
Stock awards and options, net	19,808	13,714	1,171
Excess tax benefits related to stock awards and options	(4,339)	—	—
Common stock contribution to benefit plan	10,669	8,104	7,077
Changes in assets and liabilities:			
Accounts receivable	(64,082)	(24,868)	5,605
Merchandise inventories	(26,414)	(28,750)	43,842
Other assets	(2,681)	2,658	1,256
Current liabilities and other	94,061	73,195	(14,659)
Net cash provided by operating activities	182,968	202,301	181,638
Investing Activities:			
Capital expenditures	(149,734)	(105,492)	(91,479)
Acquisitions	(17,953)	—	—
Proceeds from property dispositions	1,685	27,794	6,971
Net cash used in investing activities	(166,002)	(77,698)	(84,508)
Financing Activities:			
Proceeds from (repayments of) revolving line of credit borrowings, net	65,000	(40,000)	(10,000)
Repayments of private placement notes and other borrowings	(45,870)	(8,870)	(41,870)
Repurchase of common stock	(44,134)	(55,129)	(16,855)
Proceeds from exercise of stock options	13,117	20,986	6,211
Dividend payments	(20,953)	(20,818)	(20,948)
Medicare part D subsidy disbursements, net	(35,433)	—	—
Excess tax benefits related to stock awards and options	4,339	—	—
Other	(98)	—	—
Net cash used in financing activities	(64,032)	(103,831)	(83,462)
Increase in cash and cash equivalents	(47,066)	20,772	13,668
Cash and cash equivalents at beginning of year	74,662	53,890	40,222
Cash and cash equivalents at end of year	$ 27,596	$ 74,662	$ 53,890
Supplemental disclosure of cash flow information:			
Cash paid for interest, net of amounts capitalized	$ 9,435	$ 9,210	$ 13,745
Cash paid for income taxes	58,471	21,441	15,692

See accompanying notes to consolidated financial statements.

LONGS DRUG STORES CORPORATION

STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY

	Common Stock		Additional Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount			
	Thousands				
Balance at January 29, 2004, as reported	**37,544**	**$18,772**	**$167,796**	**$527,353**	**$713,921**
Cumulative effect of accounting change (Note 2)				(5,640)	(5,640)
Balance at January 29, 2004, as adjusted	**37,544**	**$18,772**	**$167,796**	**$521,713**	**$708,281**
Net income, as adjusted				36,908	36,908
Dividends ($0.56 per share)				(20,948)	(20,948)
Stock contributions to Employee Savings and Profit Sharing Plan	320	160	6,917		7,077
Stock awards, net of forfeitures	2	1	(1)		—
Stock-based compensation expense			1,058		1,058
Stock options exercised	288	144	6,067		6,211
Tax benefit related to stock awards and stock options, net			113		113
Repurchase of common stock	(736)	(368)	(3,406)	(13,081)	(16,855)
Balance at January 27, 2005, as adjusted	**37,418**	**18,709**	**178,544**	**524,592**	**721,845**
Net income, as adjusted				73,887	73,887
Dividends ($0.56 per share)				(20,818)	(20,818)
Stock contributions to Employee Savings and Profit Sharing Plan	228	114	7,990		8,104
Stock awards, net of forfeitures	42	21	(336)		(315)
Stock-based compensation expense			6,996		6,996
Stock options exercised	948	474	20,512		20,986
Tax benefit related to stock awards and stock options, net			7,033		7,033
Repurchase of common stock	(1,420)	(710)	(7,365)	(47,054)	(55,129)
Balance at January 26, 2006, as adjusted	**37,216**	**18,608**	**213,374**	**530,607**	**762,589**
Net income				74,461	74,461
Dividends ($0.56 per share)				(20,953)	(20,953)
Stock contributions to Employee Savings and Profit Sharing Plan	258	129	10,540		10,669
Stock awards, net of forfeitures	340	170	(1,597)		(1,427)
Stock-based compensation expense			15,320		15,320
Stock options exercised	576	288	12,829		13,117
Tax benefit related to stock awards and stock options, net			5,915		5,915
Repurchase of common stock	(984)	(492)	(6,268)	(37,374)	(44,134)
Balance at January 25, 2007	**37,406**	**$18,703**	**$250,113**	**$546,741**	**$815,557**

See accompanying notes to consolidated financial statements.

LONGS DRUG STORES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The Company and Significant Accounting Policies

The Company—Longs Drug Stores Corporation ("Longs" or the "Company"), through its wholly owned subsidiary, Longs Drug Stores California, Inc., operates retail drug stores on the West Coast of the United States and in Hawaii, primarily under the names Longs, Longs Drugs, Longs Drug Stores and Longs Pharmacy. In addition to prescription drugs, the Company's core front-end merchandise categories include over-the-counter medications, health and beauty products, cosmetics, photo and photo processing, convenience food and beverage items and greeting cards. The Company also sells merchandise in non-core categories such as housewares, automotive and sporting goods. The Company also operates a mail order pharmacy business.

Longs Drug Stores California, Inc. also provides pharmacy benefit services through its wholly owned subsidiary, RxAmerica L.L.C. The pharmacy benefit services segment provides a range of pharmacy benefit management services, including plan design and implementation, claims administration and formulary management, to third-party health plans and other organizations. In addition, effective January 1, 2006, the pharmacy benefit services segment began offering prescription drug plan benefits under Medicare Part D as established by the Medicare Prescription Drug, Improvement and Modernization Act of 2003. The Company provides prescription drug benefits to Medicare participants in all 50 states and the District of Columbia as of January 1, 2007.

Basis of Presentation—The consolidated financial statements include the Company and its wholly owned subsidiaries. All significant inter-company accounts and transactions have been eliminated.

Fiscal Year—The Company operates on a 52/53-week fiscal year ending on the last Thursday in January. The fiscal years ended January 25, 2007, January 26, 2006 and January 27, 2005 each contained 52 weeks of operations.

Reclassifications have been made to certain prior year amounts to conform to the fiscal 2007 presentation. In addition, prior year amounts reflect the retrospective application of a new accounting standard relating to rental costs (see Note 2).

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Uncertainties regarding such estimates and assumptions are inherent in the preparation of the Company's financial statements and actual results may differ from those estimates and assumptions. The Company's significant accounting judgments and estimates include accounts receivable and reserves, merchandise inventories, impairment of long-lived assets, store closure reserves, insurance reserves, revenue recognition and vendor rebates and allowances.

Concentrations—Over 90% of the Company's pharmacy sales are covered by third-party health plans. Medicare and Medicaid together represented approximately 20% of fiscal 2007 pharmacy sales.

The Company purchases over 90% of its pharmaceuticals from a single supplier, AmerisourceBergen Drug Corporation ("AmerisourceBergen"), with whom the Company has a long-term supply contract.

The prescription drug plans offered by the Company's pharmacy benefit services segment are subject to annual bidding and regulatory approval.

The Company's stores, mail order pharmacy operations, distribution centers and corporate offices are located in the western United States, primarily in California.

Cash and cash equivalents include investments with original maturities of three months or less when purchased. Also included in cash and cash equivalents are credit card and debit card receivables from banks, which settle within three business days, of $8.6 million as of January 25, 2007 and $8.4 million as of January 26, 2006.

Accounts receivable primarily include amounts due from third-party providers (e.g., pharmacy benefit managers, insurance companies and governmental agencies) and vendors. As of January 25, 2007, accounts receivable also include $36.5 million due from the Centers for Medicare and Medicaid Services ("CMS") for certain subsidies related to the Company's prescription drug plan benefits. Receivables are stated net of allowances for uncollectible accounts. Estimates of uncollectible amounts are based on the Company's historical collection experience, current economic and credit conditions and any information available to the Company indicating that specific accounts are unlikely to be collected.

Activity in the allowance for uncollectible accounts is summarized as follows:

	Fiscal Year		
	2007	2006	2005
		Thousands	
Allowances for uncollectible accounts, beginning of year	$5,779	$ 5,770	$4,524
Additions charged to expense	1,672	2,115	1,995
Deductions for accounts written off	(273)	(2,106)	(749)
Allowances for uncollectible accounts, end of year	$7,178	$ 5,779	$5,770

Merchandise inventories are stated at the lower of cost or market value. Cost is determined using the last-in, first-out (LIFO) method. The excess of current cost over LIFO values was $195.9 million as of January 25, 2007 and $183.1 million as of January 26, 2006. The liquidation of LIFO inventory layers did not have a material effect on net income in any of the last three fiscal years.

Prepaid expenses and other current assets include participant-directed investments, primarily in exchange-traded money market and mutual funds, of $10.8 million as of January 25, 2007 and $10.7 million as of January 26, 2006, designated to fund the Company's non-qualified deferred compensation plan.

Property includes the major categories of land, buildings and leasehold improvements, and equipment and fixtures. Property is recorded at its cost, which is its estimated fair value if the property was acquired as part of an acquisition. The Company capitalizes costs that relate to the application and infrastructure development stage of software development, and includes such costs in equipment and fixtures. Costs for improvements that enhance the usefulness or extend the useful life of an asset are capitalized, as is interest incurred during asset construction or development periods. The Company capitalized interest costs of $2.6 million in fiscal 2007, $1.2 million in fiscal 2006 and $0.5 million in fiscal 2005. Repairs and maintenance costs are expensed as incurred.

Property is depreciated using the straight-line method over its estimated useful life. Useful lives are estimated at twenty to thirty-three years for buildings, the shorter of the estimated useful life or lease term for leasehold improvements and up to twenty years for equipment and fixtures. Depreciation expense related to the Company's distribution center property is included in the cost of retail drug store sales.

Buildings and leasehold improvements include assets under capital leases of $10.6 million as of January 25, 2007 and January 26, 2006. The corresponding capital lease obligation is included in other current and long-term liabilities, depending on scheduled payment dates. The amount capitalized for assets under capital leases is the present value at the beginning of the lease term of the aggregate future minimum lease payments. The amortization of such assets is included in depreciation expense. Accumulated amortization on assets under capital leases was $2.3 million as of January 25, 2007 and $1.8 million as of January 26, 2006.

Goodwill represents the excess of acquisition cost over the fair value of the net assets of acquired entities. Goodwill is not amortized, but is subject to impairment testing annually, or more frequently if events and circumstances indicate there may be impairment.

Intangible assets consist primarily of purchased pharmacy customer lists, non-compete agreements and beverage licenses. Intangible assets with indefinite useful lives are not amortized. Intangible assets with finite useful lives are amortized over those useful lives.

Impairment of Long-Lived Assets—The Company reviews long-lived tangible assets and intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that their carrying values may not be recoverable. Using its best estimates based on reasonable assumptions and projections, the Company records an impairment loss to write such assets down to their estimated fair values if the carrying values of the assets exceed their related undiscounted expected future cash flows.

Goodwill and other intangible assets with indefinite useful lives are reviewed for impairment annually, or more frequently if events or changes in circumstances warrant. The Company performs its annual impairment testing during the fourth fiscal quarter, when updated financial projections are available. If the carrying values of such assets exceed their estimated fair values, the Company records an impairment loss to write the assets down to their estimated fair values.

Store-specific long-lived tangible assets and intangible assets with finite useful lives are generally evaluated at an individual store level, which is the lowest level at which independent cash flows can be identified. Corporate assets or other long-lived assets that are not store-specific are evaluated at a consolidated entity or segment level as appropriate. Goodwill is evaluated at a reporting unit level in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*. Geographic regional divisions within the retail drug store segment comprise the Company's reporting units.

Fair values of beverage licenses are estimated based on quoted market prices. Fair values for all other long-lived assets are estimated based on the expected present value of future cash flows.

Deferred income taxes and other long-term liabilities consisted of the following:

	January 25, 2007	January 26, 2006
	Thousands	
Deferred income taxes	$ 28,788	$32,447
Deferred rent	58,869	32,670
Capital lease obligations, long-term portion	10,120	10,260
Deferred gains on sale-leaseback transactions	2,226	2,365
Store closure reserves	3,456	2,727
Total	$103,459	$80,469

Store Closure Reserves—The Company recognizes a liability for costs associated with closing a store when the liability is incurred. The present value of expected future lease costs, net of estimated future sublease income, is recorded when the store is closed. Severance and other employee-related costs are recorded in the period that the closure and related severance packages are communicated to the affected employees. Accretion of the discounted present value of expected future costs is recorded in operating and administrative expenses. Store closure reserves are periodically reviewed and, if necessary, adjusted based on changes in estimates about the amounts and timing of future sublease income.

Fair Value of Financial Instruments—The carrying values of the Company's cash and cash equivalents, receivables and payables approximate their estimated fair values due to their short-term nature. To estimate the fair value of long-term debt, the Company uses those interest rates that are currently available to it for issuance of debt with similar terms and remaining maturities. As of January 25, 2007 and January 26, 2006, the carrying values and estimated fair values of the Company's long-term debt (including the current maturities) were as follows:

	January 25, 2007	January 26, 2006
	Thousands	
Carrying value of long-term debt	$124,818	$105,688
Estimated fair value of long-term debt	126,530	109,276

Revenue Recognition—The Company recognizes revenue from retail drug store sales, net of an allowance for estimated returns, at the time the merchandise is sold or services performed. The allowance for sales returns is estimated based on the Company's historical experience. Sales taxes are presented on a net basis (excluded from revenues and costs).

Pharmacy benefit services revenues include amounts generated from pharmacy benefit management services and, beginning January 1, 2006, prescription drug plans. Pharmacy benefit management revenues, which include plan design and implementation, claims administration and formulary management, are recognized when the Company's RxAmerica subsidiary has completed its service obligations under its contracts, including the approval or denial of the authorization request to the participating pharmacy. RxAmerica does not take title to prescription drug inventories or assume substantial risks and rewards of inventory ownership or receivable collection associated with the provision of pharmacy benefit management services. Accordingly, pharmacy benefit management revenues from third-party health plans are recognized net of the reimbursements due to participating pharmacies. The Company does not recognize co-payments made to participating pharmacies by health plan members. Certain rebate revenues related to pharmacy benefit management services are estimated based on the Company's contractual terms and prescription drug utilization mix.

Beginning January 1, 2006, the Company began offering prescription drug plans under Medicare Part D as established by the Medicare Prescription Drug, Improvement and Modernization Act of 2003. Revenues under the plans include fixed monthly premiums paid by beneficiaries and by the federal Centers for Medicare & Medicaid Services ("CMS"), as well as a CMS risk share component. If the ultimate per member per month benefit costs of any Medicare Part D regional plan varies more than 2.5 percentage points above or below the level estimated in the original bid submitted by the Company and approved by CMS, there is a risk share settlement with CMS subsequent to the end of the plan year. The fixed monthly premiums are recognized on a straight-line basis over the period of coverage. The risk share adjustment, if any, is recorded as an adjustment to premium revenues and accounts receivable or accounts payable.

CMS also pays the Company certain subsidies for claims payments for which the Company assumes no risk, including reinsurance payments and low-income cost subsidies. Reinsurance payments represent the CMS obligation to pay 80% of the cost incurred by individuals in excess of the annual out-of-pocket limit. Low-income cost subsidies represent reimbursements from CMS for some portion or all of the deductibles, coinsurance and co-payment amounts for qualifying low-income beneficiaries. The Company administers and pays these amounts on behalf of CMS, and CMS makes monthly payments to the Company for the estimated amounts of these subsidies, with a final settlement subsequent to the end of the plan year based on actual experience. The Company accounts for these subsidies as deposits, with receipt and payment totals accumulated and recorded as accounts receivable or accounts payable depending on the net balance at the end of the reporting period. Payments in excess of receipts for these subsidies of $35.4 million during fiscal 2007 are included in Financing Activities in the Company's Statement of Consolidated Cash Flows. The Company does not recognize premium revenues or benefit costs for these subsidies.

Cost of retail drug store sales includes the acquisition cost of inventory sold (net of merchandise rebates and allowances), in-bound freight, receiving, warehousing, purchasing and distribution costs and advertising expenses (net of advertising rebates and allowances). Advertising costs are expensed as incurred and were $83.0 million, $78.2 million and $82.1 million, exclusive of rebates and allowances, in fiscal years 2007, 2006 and 2005, respectively.

Prescription drug plan benefit costs represent the Company's portion of the cost of prescription drugs purchased by Medicare participants in one of its prescription drug plans. Such costs include benefit payments during the period to pharmacies, and an estimate for benefit costs incurred but not reported as of the end of the period, reduced by associated manufacturer rebates.

Vendor rebates and allowances—Merchandise rebates and allowances are recorded as a reduction of the cost of inventory and the benefit is recognized as a reduction of the cost of retail drug store sales when the related inventory is sold. Advertising rebates and allowances are recognized as a reduction of advertising expense, a component of the cost of retail drug store sales, when the related advertising expense is incurred or the required performance is completed. Lump-sum payments received from vendors in connection with a contractual arrangement are deferred and recognized as a reduction of the cost of retail drug store sales over the contract term.

Operating and administrative expenses include costs for retail drug store, pharmacy benefit services and administrative payroll and benefits; facilities and occupancy; and other miscellaneous expenses.

Insurance—The Company maintains insurance coverage for significant exposures and those risks required to be insured by law. It is generally the Company's policy to retain a significant portion of certain losses related to workers' compensation, general liability, property losses, pharmacist liability, business interruptions and employee health care. Provisions for these items are recorded based upon the Company's estimates for claim costs incurred. The provisions are estimated in part by third parties and are based on claims experience, regulatory changes, an estimate of claims incurred but not yet reported and other relevant factors. Reserves for workers' compensation and general liability claims are discounted to their expected present value using an essentially risk-free interest rate.

New store opening costs, primarily labor, advertising and store supplies, are charged to expense as incurred.

Rent—Minimum rent, including fixed escalations, is recorded on a straight-line basis over the lease term. The lease term commences when the Company takes possession of the leased premises, and in most cases ends upon expiration of the initial non-cancelable term. Renewal option periods are included in the lease term if failure to renew the lease would impose a penalty on the Company in such amount that, at the inception of the lease, renewal appears to be reasonably assured. When a lease provides for fixed escalations of the minimum rental payments during the lease term, the difference between the recorded straight-line rent and the amount payable under the lease is recognized as deferred rent. Contingent rental payments, typically based on a percentage of sales, are recognized as an expense when incurred, based on actual and projected sales or other results during the measurement period.

Stock-based compensation expense—Prior to the adoption of SFAS No. 123R, *Share Based Payment*, effective January 27, 2006, the Company accounted for stock-based employee compensation using the intrinsic value method in accordance with the provisions of APB Opinion No. 25, *Accounting for Stock Issued to Employees* as allowed by SFAS No. 123, *Accounting for Stock Based Compensation*. Stock awards were valued at fair market value at the date of grant, and recorded as compensation expense over the vesting period. Compensation expense for performance-based stock awards was estimated until the measurement date, which is the earliest date at which the Company could determine the number of shares an employee is entitled to receive under the performance-based stock award arrangement. No compensation expense was recognized for employee stock options, because it is the Company's practice to grant stock options with an exercise price not less than 100% of the closing market price of the underlying common stock on the date of grant.

SFAS No. 123R revises SFAS No. 123 and supersedes APB Opinion No. 25, and requires that the fair value of stock-based employee compensation, including stock options and stock awards, be recognized as expense as the related services are performed. The standard also modifies the measurement of compensation expense for performance-based restricted stock awards. The Company adopted SFAS No. 123R using the modified prospective transition method. Under this method, compensation cost is recorded for new awards and the unvested portion of previously issued awards. The following table summarizes the amounts recognized for stock compensation expense (under SFAS No. 123R in fiscal 2007 and under APB Opinion No. 25 in fiscal 2006 and 2005):

	Fiscal Year		
	2007	2006	2005
		Thousands	
Stock compensation expenses, included in operating and administrative expenses:			
Stock awards	$10,727	$ 6,996	$1,058
Stock options	4,593	—	—
Total	15,320	6,996	1,058
Recognized income tax benefit	(6,158)	(2,799)	(423)
After-tax effect of stock compensation expenses on net income	$ 9,162	$ 4,197	$ 635

No amounts of stock-based compensation cost have been capitalized as part of the cost of an asset.

The following table illustrates the effect on net income and earnings per share for fiscal 2006 and 2005 if the Company had applied the fair value recognition provisions of SFAS No. 123 to all stock-based employee compensation, including stock options (*in thousands, except per share amounts*):

	Fiscal Year	
	2006	2005
Net income, as reported (as adjusted, See Note 2)	$73,887	$36,908
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	4,197	635
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(6,745)	(4,143)
Pro forma net income	$71,339	$33,400
Basic earnings per share:		
As reported	$ 1.98	$ 0.99
Pro forma	$ 1.91	$ 0.90
Diluted earnings per share:		
As reported	$ 1.93	$ 0.98
Pro forma	$ 1.86	$ 0.89

As of January 25, 2007 there was $23.8 million of total unrecognized compensation cost related to unvested stock options and stock awards. This cost is expected to be recognized over a weighted average period of 2.8 years.

The estimated fair value of stock options, net of estimated forfeitures, is recorded as compensation expense on a straight-line basis over the vesting period. The Company estimates the fair value of stock option grants using the Black-Scholes option pricing model, with the following weighted average assumptions:

	Fiscal Year		
	2007	2006	2005
Expected volatility	37.5%	38.7%	38.9%
Dividend yield	1.3%	2.3%	2.6%
Risk-free interest rate	4.7%	4.0%	3.5%
Expected life (years)	6.0	5.2	5.0

The Company estimated its expected volatility based on an analysis of the historical volatility of the Company's common stock and that of comparable companies over a term consistent with its expected life, as well as the implied volatility of the traded options of the Company and of comparable companies. The estimated dividend yield is based on the Company's historical dividend yields and estimated expected future dividends. The risk-free interest rate is determined based on Treasury rates for the expected term of the options at the date of grant. The Company estimated the expected life based on an analysis of historical exercise behaviors by the Company's stock option award recipients, comparable companies' expected life assumptions and the "simplified method" set forth in SEC Staff Accounting Bulletin No. 107 which calculates an average of the vesting term and the original contractual term.

Stock awards with only time-based vesting requirements are valued at fair market value of the Company's stock as of the grant date and are recorded, net of estimated forfeitures, as compensation expense on a straight-line basis over the vesting period. Stock awards with performance-based vesting requirements are valued at fair market value of the Company's stock as of the grant date. Interim estimates of compensation expense for performance-based stock awards are recorded based on the Company's best estimate of the number of shares to be issued based on the best estimates of performance levels to be achieved (e.g. projected earnings per share). Compensation expense for performance-based stock awards is recognized net of estimated forfeitures on a straight-line basis over the requisite service period for each separately vesting portion of the award.

Income taxes—The Company accounts for income taxes using the asset and liability method. Under this method, deferred income taxes are recorded based upon the differences between the financial statement and tax basis of assets and liabilities.

Earnings per share—Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed by dividing net income by the weighted average number of common shares and dilutive common equivalent shares (restricted stock awards and stock options) outstanding during the period. The following is a reconciliation of the number of shares used in the Company's basic and diluted earnings per share computations:

	Fiscal Year		
	2007	2006	2005
		Thousands	
Basic weighted average number of shares outstanding	37,201	37,332	37,262
Effect of dilution from:			
Stock options	786	818	182
Restricted stock awards	194	130	147
Diluted weighted average number of shares outstanding	38,181	38,280	37,591

The computations of diluted earnings per share excluded 0.3 million stock options for fiscal 2007, 0.2 million stock options for fiscal 2006, and 1.8 million stock options for fiscal 2005 because their inclusion would have been anti-dilutive.

Comprehensive income equals net income for all periods presented.

2. New Accounting Pronouncements

Effective January 27, 2006, the Company prospectively adopted Statement of Financial Accounting Standards ("SFAS") No. 123R, *Share Based Payment,* which revises SFAS No. 123, *Accounting for Stock Based Compensation,* and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees.* SFAS No. 123R requires that the fair value of stock-based employee compensation, including stock options and stock awards, be recognized as expense as the related services are performed. See "Stock-based compensation expense" in Note 1 for more information about this adoption and the impact on the Company's financial statements.

Also effective January 27, 2006, the Company adopted FASB Staff Position ("FSP") No. FAS 13-1, Accounting for Rental Costs Incurred During a Construction Period. FSP No. FAS 13-1 requires rental costs associated with ground or building operating leases that are incurred during a construction period to be recognized as expense. Prior to fiscal 2007, it was the Company's policy to capitalize rent incurred during initial construction of store properties or related improvements and include those costs in buildings and leasehold improvements. The Company elected to apply FSP No. FAS 13-1 retrospectively upon adoption and therefore comparative prior periods have been adjusted to reflect related balances as if the standard had been followed as of the beginning of all periods presented. A $5.6 million cumulative adjustment was made to opening retained earnings as of January 29, 2004 to reflect the impact on periods prior to those presented in these financial statements.

The following schedules summarize the effects of the retrospective application of FSP No. FAS 13-1 to the Company's financial results as of January 26, 2006 and for fiscal years ended January 26, 2006 and January 27, 2005:

Statements of Consolidated Income—

	For the Fiscal Year Ended January 26, 2006			For the Fiscal Year Ended January 27, 2005		
	Thousands, except per share amounts			*Thousands, except per share amounts*		
	As Reported	As Adjusted	Effect of Change	As Reported	As Adjusted	Effect of Change
Revenues	$4,670,303	$4,670,303	$ —	$4,607,873	$4,607,873	$ —
Cost of retail drug store sales	3,430,967	3,430,967	—	3,421,388	3,421,388	—
Prescription drug plan benefit costs	12,232	12,232	—	—	—	—
Operating and administrative expenses	1,025,224	1,026,054	830	1,018,560	1,018,260	(300)
Depreciation and amortization	84,072	83,539	(533)	85,259	85,025	(234)
Gain on sale of distribution center	(11,049)	(11,049)	—	—	—	—
Provision for store closures and asset impairments	2,699	2,397	(302)	1,401	1,356	(45)
Legal settlements and other disputes, net	—	—	—	10,773	10,773	—
Operating income	126,158	126,163	5	70,492	71,071	579
Interest expense	9,151	9,151	—	13,993	13,993	—
Interest income	(1,294)	(1,294)	—	(639)	(639)	—
Income before income taxes	118,301	118,306	5	57,138	57,717	579
Income taxes	44,417	44,419	2	20,578	20,809	231
Net income	$ 73,884	$ 73,887	$ 3	$ 36,560	$ 36,908	$ 348
Earnings per common share:						
Basic	$ 1.98	$ 1.98	$ —	$ 0.98	$ 0.99	0.01
Diluted	1.93	1.93	—	0.97	0.98	0.01

Consolidated Balance Sheets—

	January 26, 2006		
	As Reported	As Adjusted	Effect of Change
		Thousands	
Current assets	$ 783,367	$ 783,367	$ —
Property:			
Land	111,097	111,097	—
Buildings and leasehold improvements	588,540	578,158	(10,382)
Equipment and fixtures	601,247	601,247	—
Total	1,300,884	1,290,502	(10,382)
Less accumulated depreciation	676,084	674,517	(1,567)
Property, net	624,800	615,985	(8,815)
Goodwill	82,085	82,085	—
Intangible assets, net	6,060	6,060	—
Other non-current assets	7,832	7,832	—
Total	$1,504,144	$1,495,329	$ (8,815)
Current liabilities	$ 592,453	$ 592,453	$ —
Long-term debt	59,818	59,818	—
Deferred income taxes and other long-term liabilities	83,995	80,469	(3,526)
Stockholders' Equity:			
Common stock	18,608	18,608	—
Additional capital	213,374	213,374	—
Retained earnings	535,896	530,607	(5,289)
Total stockholders' equity	767,878	762,589	(5,289)
Total	$1,504,144	$1,495,329	$ (8,815)

Statements of Consolidated Cash Flows—

	For the Fiscal Year Ended January 26, 2006			For the Fiscal Year Ended January 27, 2005		
	Thousands					
	As Reported	As Adjusted	Effect of Change	As Reported	As Adjusted	Effect of Change
Operating Activities						
Net income	$ 73,884	$ 73,887	$ 3	$ 36,560	$ 36,908	$ 348
Adjustments to reconcile net income to net cash provided by operating activities						
Depreciation and amortization	84,072	83,539	(533)	85,259	85,025	(234)
Gain on sale of distribution center	(11,049)	(11,049)	—	—	—	—
Provision for store closures and asset impairments	2,699	2,397	(302)	1,401	1,356	(45)
Deferred income taxes and other	9,472	9,474	2	13,826	14,057	231
Stock awards and options, net	13,714	13,714	—	1,171	1,171	—
Common stock contribution to benefit plan	8,104	8,104	—	7,077	7,077	—
Changes in assets and liabilities	22,235	22,235	—	36,044	36,044	—
Net cash provided by operating activities	203,131	202,301	(830)	181,338	181,638	300
Investing Activities:						
Capital expenditures and acquisitions	(106,322)	(105,492)	830	(91,179)	(91,479)	(300)
Proceeds from property dispositions	27,794	27,794	—	6,971	6,971	—
Net cash used in investing activities	(78,528)	(77,698)	830	(84,208)	(84,508)	(300)
Net cash used in financing activities	(103,831)	(103,831)	—	(83,462)	(83,462)	—
Increase in cash and equivalents	20,772	20,772	—	13,668	13,668	—
Cash and cash equivalents at beginning of period	53,890	53,890	—	40,222	40,222	—
Cash and cash equivalents at end of period	$ 74,662	$ 74,662	$ —	$ 53,890	$ 53,890	$ —

In June 2006, the FASB issued FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes*, a clarification of SFAS No. 109, *Accounting for Income Taxes*. FIN No. 48 requires the recognition of tax positions when it is more likely than not that such positions will be sustained upon examination. Tax positions that meet this recognition threshold are to be measured at the largest amount of tax benefit that is cumulatively greater than 50% likely of being realized upon ultimate settlement with the taxing authority. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. Management is currently evaluating the impact of FIN No. 48 on the Company's consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, which establishes a standard definition for fair value, provides a framework under generally accepted accounting principles for measuring fair value and expands disclosure requirements for fair value measurements. The adoption of SFAS No. 157, which is effective for annual reporting periods beginning after November 15, 2007, will require increased disclosures in the Company's consolidated financial statements.

3. Acquisitions

In the first quarter of fiscal 2007, the Company purchased AmerisourceBergen Drug Corporation's ("AmerisourceBergen") 50% interest in a joint venture through which the Company and AmerisourceBergen operated a central prescription fill center. This acquisition gave the Company sole ownership and control of a business that serves to reduce prescription fill costs and to address an industry-wide shortage of pharmacists, while also providing fulfillment for a portion of the Company's mail order business. The Company allocated the $3.8 million acquisition cost to property and equipment ($1.5 million) and goodwill ($2.3 million). The acquired goodwill is deductible for tax purposes. The results of operations of the acquired fill center are included in the Company's consolidated financial statements within the retail drug store segment as of the acquisition date. Prior to the acquisition, the Company used the equity method of accounting for its 50% investment in the joint venture. The pro forma effects of the fill center acquisition on the Company's consolidated financial statements for periods prior to the acquisition are not significant.

On June 11, 2006, the Company purchased the assets of Network Pharmaceuticals, Inc. ("Network") including 21 retail pharmacies, one closed door pharmacy and one wholesale pharmacy, all located in Southern California, for $12.8 million. This acquisition expanded the Company's presence in Southern California through pharmacies that are close to the point of care, such as hospitals, clinics and medical office buildings. As of January 25, 2007, the Company allocated the $12.8 million acquisition cost to pharmacy customer lists ($8.9 million), property and equipment ($1.1 million) and inventory ($2.8 million). The results of operations of the acquired locations are included in the Company's consolidated financial statements within the retail drug store segment as of the June 11, 2006 acquisition date. The pro forma effects of the Network acquisition on the Company's consolidated financial statements for periods prior to the acquisition are not significant.

4. Provision for Store Closures and Asset Impairments

The provision for store closures and asset impairments, a component of operating income, is summarized as follows:

	Fiscal Year		
	2007	2006	2005
		Thousands	
Asset impairments	$7,684	$2,397	$1,106
Provision for store closures	679	—	250
Total	$8,363	$2,397	$1,356

Asset Impairments

Asset impairments in fiscal 2007, fiscal 2006 and fiscal 2005 represent charges to write down assets related to underperforming and closed stores to their estimated fair values. The Company's fiscal 2007 asset impairment charge includes $6.3 million related to the planned disposition of 31 stores, during fiscal 2008, including all of the 23 stores located in Washington, Oregon and Colorado and eight stores in California, as approved by the Company's board of directors in February 2007. Most of the 31 stores are located in markets the Company entered in the 1980's and 1990's that remain underdeveloped. Sufficiently developing the Company's presence in these markets would require significant investment that management believes should be directed toward markets that offer greater opportunities for more satisfactory returns. Based on management's estimates as of January 25, 2007, the Company recorded asset impairments to write the carrying values of the related store assets down to their estimated fair values. Fair values were estimated based on the expected present value of future cash flows, including any estimated proceeds from the sale of assets in connection with the disposition of these stores.

Store Closures

The following is a summary of the provision for store closures and related reserves, which are included in long-term liabilities:

	Fiscal Year		
	2007	2006	2005
		Thousands	
Reserve balance—beginning of year	$2,727	$ 7,011	$ 9,544
Provision for present value of noncancellable lease obligations of stores closed, net of estimated sublease income	447	—	—
Changes in assumptions about future sublease income and other lease related costs	232	—	250
Total provision for store closures	679	—	250
Reserve accretion	9	—	71
Lease-related cash receipts (payments), net	41	(4,284)	(2,854)
Reserve balance—end of year	$3,456	$ 2,727	$ 7,011

There was no reserve accretion in fiscal 2006, because all of the remaining stores included in the reserve at that time were closed prior to the adoption of SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, which required that the initial provision for store closures be recorded at the estimated net present value, and accreted to the full undiscounted value, of the noncancellable lease obligation, net of estimated sublease income. Previous accounting standards required that such provisions be recorded at their full undiscounted values.

In February 2007, the Company's Board of Directors approved a plan to dispose of 31 stores during the first half of fiscal 2008, including all of the 23 stores located in Washington, Oregon and Colorado and 8 stores in California. The Company will record the resulting provisions for store closures, including lease-related costs net of sublease income, severance payments and other costs, partially offset by gains on the sale of the related store properties and pharmacy customer lists, during fiscal 2008 as the stores are sold or closed and the related assets are disposed of. The stores located in Washington, Oregon and Colorado constitute "components" as defined in SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, and will therefore be reported as discontinued operations effective in fiscal 2008.

5. Goodwill and Intangible Assets

All of the Company's goodwill and other intangible assets are included in the retail drug store segment. The net carrying value of goodwill as of January 25, 2007 increased over January 26, 2006 as a result of the fill center acquisition (see Note 3).

The Company's intangible assets other than goodwill include the following:

	Estimated Useful Lives	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
		Thousands		
As of January 25, 2007:				
Intangible assets subject to amortization:				
Pharmacy customer lists	1-5 years	$12,519	$(2,699)	$ 9,820
Non-compete agreements and other	2-5 years	5	(4)	1
Total		12,524	(2,703)	9,821
Intangible assets not subject to amortization:				
Beverage licenses	N/A	5,083	—	5,083
Total		$17,607	$(2,703)	$14,904
As of January 26, 2006:				
Intangible assets subject to amortization:				
Pharmacy customer lists	1-5 years	$ 3,481	$(2,342)	$ 1,139
Non-compete agreements and other	2-5 years	35	(29)	6
Total		3,516	(2,371)	1,145
Intangible assets not subject to amortization:				
Beverage licenses	N/A	4,915	—	4,915
Total		$ 8,431	$(2,371)	$ 6,060

The increase in pharmacy customer lists was primarily due to the Network acquisition (see Note 3).

Amortization expense for intangible assets with finite useful lives was $1.7 million in fiscal 2007, $0.7 million in fiscal 2006 and $0.8 million in fiscal 2005. Estimated future annual amortization expense on these intangibles is as follows (*in thousands*):

Fiscal year ending:	
2008	2,699
2009	2,437
2010	2,023
2011	1,807
2012	855
Total	$9,821

6. Debt

Debt at January 25, 2007 and January 26, 2006 consisted of the following:

	January 25, 2007	January 26, 2006
	Thousands	
Private placement notes, fixed interest rates ranging from 6.19% to 6.71%, mature at various dates through 2014	$ 59,818	$105,688
Revolving line of credit, variable interest (weighted average rate of 6.57% at January 25, 2007, expires August 2009)	65,000	—
Total debt	124,818	105,688
Less current maturities	6,727	45,870
Long-term portion	$118,091	$ 59,818

On January 30, 2007, the Company amended its secured $325 million revolving line of credit agreement with a syndication of banks. The amended agreement expires in January 2012 and accrues interest at LIBOR-based rates. Borrowings on this line of credit are secured by inventory, accounts receivable and certain intangible assets. The secured revolving line of credit agreement contains customary restrictions but no financial covenants and no limitations on capital expenditures or share repurchases if availability of credit remains above a minimum level. The amended agreement also includes an option to further increase the credit facility's borrowing and letter-of-credit capacity to $400 million, subject to certain conditions. Borrowings on the line of credit do not require repayment until the expiration date but may be prepaid without penalty. Letters of credit totaling $35.8 million were outstanding under the agreement as of January 25, 2007. The Company pays a monthly commitment fee of 0.25% per annum on the unused portion of the line of credit ($224.2 million as of January 25, 2007).

The private placement notes are secured on the same basis as the secured revolving line of credit. The private placement notes may be redeemed at the Company's option prior to their scheduled maturities, subject to an early payment premium.

The Company's debt agreements contain customary restrictions, and the private placement notes also include various customary financial covenants. As of January 25, 2007, the Company was in compliance with the restrictions and limitations included in these provisions.

As of January 25, 2007, future minimum principal payments on long-term debt were as follows (*in thousands*):

Fiscal year ending:	
2008	6,727
2009	36,727
2010	67,727
2011	2,727
2012	2,727
Thereafter	8,183
Total	$124,818

7. Leases

The Company leases most of its store properties and certain of its distribution centers and corporate office facilities. Most store leases have original non-cancelable terms of 15 to 25 years and contain renewal options covering up to 30 additional years in 5-year to 10-year increments. Store leases normally provide for minimum annual rent with provisions for additional rent based on a percentage of sales, and may contain escalation clauses.

Net rental expense is summarized as follows:

	Fiscal Year		
	2007	2006	2005
		Thousands	
Minimum rentals	$87,320	$83,732	$81,083
Contingent rentals	10,450	10,671	10,102
	97,770	94,403	91,185
Less sublease income	(3,151)	(2,948)	(2,492)
	$94,619	$91,455	$88,693

Minimum rental commitments for non-cancelable leases as of January 25, 2007 are as follows:

	Operating Leases	Capital Leases
	Thousands	
Fiscal year ending:		
2008	$ 83,188	$ 1,031
2009	82,041	1,048
2010	79,495	1,048
2011	75,889	1,048
2012	70,735	1,055
Thereafter	653,585	16,306
Total minimum lease payments	$1,044,933	$ 21,536
Less amounts representing interest		(11,276)
Present value of capital lease obligations		$ 10,260
Less current portion		(140)
Long-term portion		$ 10,120

Total minimum lease payments on operating leases have not been reduced by minimum future sublease rentals of $17.2 million under non-cancelable subleases.

During fiscal 2006, the Company entered into a sale-leaseback transaction for its Northern California front-end distribution center located in Lathrop, California, for net proceeds of $21.5 million. The Company vacated the Lathrop facility during the fourth quarter of fiscal 2007 when its newly constructed distribution center in Patterson, California, became fully operational. The sale-leaseback transaction transferred substantially all risks and rewards of ownership to the buyer-lessor, and there were no commitments, obligations, provisions or circumstances that required or resulted in the Company's continuing involvement other than the normal leaseback terms. Further, the leaseback is considered "minor" as defined in SFAS No. 13 *Accounting for Leases*, and SFAS No. 28, *Accounting for Sales with Leasebacks*. Therefore, the $11.0 million gain on the transaction was recognized upon completion of the sale in fiscal 2006.

8. Commitments and Contingencies

As of January 25, 2007, the Company had outstanding commitments to purchase approximately $7.6 billion of merchandise inventory at various dates over the next five years for use in the normal course of business. This amount primarily represents commitments to our primary supplier, AmerisourceBergen, under a long-term supply contract. The contract includes a minimum purchase requirement over the contract term, which is effective for three to seven years depending on the Company's actual purchase levels and various termination provisions.

The Company has entered into agreements with its executive officers and other key employees that provide termination benefits in the event of certain change in control events. Total contingent termination benefits as of the end of fiscal 2007 were approximately $85.2 million, plus amounts covering any excise tax on these benefits for certain executive officers. There have been no events that would trigger these benefits as of January 25, 2007.

Rankin v. Longs Drug Stores California, Inc., was filed in the Superior Court of California, San Diego County in October 2004, and was subsequently certified as a class action. The lawsuit alleges that the Company's employment application violates California Labor Code Section 432.8 by inquiring about criminal convictions within the last seven years, without providing an exception for misdemeanor marijuana convictions more than two years old. The plaintiff seeks to recover statutory damages and attorneys' fees for him and all similarly situated individuals who applied for employment with the Company during the class period. No trial date has been set. The Company is vigorously defending this litigation. The financial impact to the Company, if any, cannot be predicted at this time.

During the third quarter of fiscal 2007, the Company completed a self-audit of certain of its California drug stores located in three counties that was initiated at the request of the State of California Department of Industrial Relations ("DIR"). The audit related to compliance with California law relating to meal period requirements. The Company made compensatory payments resulting from this audit, which were not material to its financial results, during the fourth quarter of fiscal 2007. The DIR has also requested that the Company conduct an audit related to meal period compliance for all of its California drug stores. The financial impact to the Company of additional payments required as a result of the additional audit, if any, cannot be determined at this time.

In February 2004, a purported class action lawsuit entitled *Darien Goddard, et al v. Longs Drug Stores Corporation, et al* was filed in the Superior Court of California, Alameda County. In March 2004, another purported class action lawsuit entitled *David Robotnick v. Longs Drug Stores California, Inc.* was filed in the Superior Court of California, Los Angeles County. The lawsuits were filed by plaintiffs who were current or former store managers or assistant managers on behalf of themselves and other similarly situated California store managers and assistant store managers. The lawsuits alleged that the Company improperly classified such employees as exempt under California's wage and hour and unfair business practice laws and sought damages, penalties, restitution, reclassification and attorneys' fees and costs. In October 2004, the court approved a mediated settlement whereby the Company paid $11 million to settle all claims and causes of action of the plaintiffs. The Company paid the settlement costs in the third and fourth quarters of fiscal 2005. The Company recorded a provision of $11.6 million in fiscal 2005 for the cost of this settlement and applicable employer payroll taxes. This provision was partially offset by a $0.8 million gain from the favorable settlement of a separate, unrelated class action lawsuit, for which the Company had filed a claim as a member of the plaintiff class, which alleged unlawful price fixing and market allocation by certain vitamin manufacturers. The Company received the settlement payment during the second quarter of fiscal 2005. The combined net expense resulting from these two settlements was $10.8 million.

In addition to the matters described above, the Company is subject to various lawsuits, claims and federal and state regulatory reviews and actions arising in the normal course of its businesses. The Company accrues amounts it believes are adequate to address the liabilities related to lawsuits and other proceedings that the Company believes will result in a probable loss. However, the ultimate resolution of such matters is always uncertain and outcomes are not predictable with assurance. It is possible that lawsuits or other proceedings brought against the Company could have a material adverse impact on its financial condition and results of operations.

9. Employee Compensation and Benefits

The Company had approximately 21,900 full-time and part-time employees as of January 25, 2007. Virtually all full-time employees are eligible for medical, dental and life insurance benefits paid primarily by the Company.

Employees who meet certain eligibility requirements are entitled to participate in the Longs Drug Stores California, Inc. Employee Savings and Profit Sharing Plan. The plan has a 401(k) component under which employees may make voluntary contributions, which are partially matched by the Company, and a profit sharing component. Eligible participants are entitled to a profit sharing benefit, funded entirely by the Company, if profits, as defined, call for a payment in excess of the 401(k) match. Company contributions to the plan may be made in cash or shares of Longs common stock. The portion of the plan that holds Longs common stock is an employee stock ownership plan (ESOP) as defined by the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code (IRC) of 1986.

Compensation expense for Company contributions to the plan are measured based on the amount of the contribution called for in the period under the plan. The Company has historically funded these contributions in shares of Longs common stock. Dividends on ESOP shares are charged to retained earnings, and all shares held by the ESOP are treated as outstanding shares in computing earnings per share. There were 5.5 million shares of Longs common stock in the ESOP as of January 25, 2007 and 6.1 million shares as of January 26, 2006.

The expense for Company contributions to the plan in each of the last three fiscal years, were as follows:

	Fiscal Year		
	2007	2006	2005
		Thousands	
401(k) matching	$ 5,823	$ 6,989	$6,964
Profit sharing	6,311	4,280	740
Total	$12,134	$11,269	$7,704

The Longs Drug Stores Corporation Deferred Compensation Plan of 1995 provided eligible employees with the opportunity to defer a specified percentage of their cash compensation. Resulting obligations will be payable on dates selected by the participants in accordance with the terms of the plan. The Company's deferred compensation obligation was $10.8 million as of January 25, 2007 and $10.7 million as of January 26, 2006. As of February 1, 2004, current participants were no longer allowed to make contributions to the plan and no future participants will be admitted to the plan.

10. Stock-Based Compensation

The Company has two separate plans under which it may grant options to purchase shares of the Company's common stock and other awards of common stock or common stock appreciation rights to key employees. The Amended and Restated 1995 Long-Term Incentive Plan authorized the issuance of 7,400,000 shares of common stock in the form of stock options and stock awards. The Non-Executive Long-Term Incentive Plan, as amended, authorized the issuance of 3,000,000 shares of common stock of the Company and contains similar provisions to those of the Amended and Restated 1995 Long-Term Incentive Plan, except that it does not allow for incentive stock options or grants to officers or directors of the Company. Each stock award granted from the Amended and Restated 1995 Long-Term Incentive Plan reduces the total number of available shares under the plan by 2.75 shares and each stock option granted reduces the total available by one share. For the Non-Executive Long-Term Incentive Plan, as amended, each stock award or stock option reduces available shares by one share. As of January 25, 2007, there were 4,309,397 shares of common stock available for grant under the two plans.

Stock Options

Stock options are granted with an exercise price not less than 100% of the closing market price on the date of the grant. The Company's options generally vest in equal annual portions over a period of four years and have a maximum term of ten years. The Company's stock option award plans contain provisions for accelerated vesting upon a change of control.

Following is a summary of stock option activity:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
				Thousands
Outstanding at January 29, 2004	3,974,990	$22.00		
Granted (weighted average fair value $8.21)	750,500	26.36		
Exercised	(288,065)	21.56		$ 1,292
Forfeited	(206,765)	21.41		
Expired	(80,135)	22.31		
Outstanding at January 27, 2005	4,150,525	$22.85		
Granted (weighted average fair value $12.34)	345,400	37.77		
Exercised	(948,464)	22.13		$16,023
Forfeited	(268,225)	24.06		
Expired	(60,335)	22.22		
Outstanding at January 26, 2006	3,218,901	$24.56		
Granted (weighted average fair value $17.26)	94,500	44.27		
Exercised	(576,177)	22.77		$12,683
Expired/Forfeited	(121,770)	28.31		
Outstanding at January 25, 2007	2,615,454	$25.50	6.53 years	$46,452
Vested or expected to vest at January 25, 2007	2,442,510	$25.15	6.43 years	$43,277
Exercisable at January 25, 2007	1,894,854	$23.64	6.01 years	$36,444

The total fair value of stock options vesting during the year was $6.9 million in fiscal 2007, $7.0 million in fiscal 2006, and $5.9 million in fiscal 2005.

Proceeds from stock option exercises were $13.1 million, $21.0 million, and $6.2 million in fiscal 2007, 2006 and 2005, respectively, and the related tax benefit was $4.8 million, $6.5 million, and $0.6 million for the same respective periods. The Company's practice is to issue new shares to satisfy stock option exercises, but the Company's share repurchases made in the ordinary course of business, subject to outstanding authorizations by the Company's Board of Directors and depending on existing market conditions, the Company's financial position and other capital requirements, may partially or wholly offset the resulting dilution.

Stock Awards

Stock awards are granted with either time-based vesting requirements or a combination of time-based and performance-based vesting requirements, such as a target Company stock price or earnings per share. Recipients of stock awards with only time-based vesting requirements have voting rights to the shares and dividends are credited to the shares during the restriction period. However, transfer of ownership of the shares is dependent on continued employment for periods of one to five years. Shares are not granted under a performance-based stock award until such time as the performance objective has been met, subject to necessary approvals, at which point additional time-based vesting requirements apply and recipients have the same rights and restrictions as for stock awards with only time-based vesting requirements.

Following is a summary of stock award activity:

	Shares	Weighted Average Grant- Date Fair Value
Outstanding at January 29, 2004	283,800	
Granted	15,750	$23.56
Vested (total fair value $1.3 million)	(66,880)	
Forfeited	(15,360)	
Outstanding at January 27, 2005	217,310	
Granted	89,009	37.34
Vested (total fair value $4.4 million)	(134,429)	
Forfeited	(39,850)	
Outstanding at January 26, 2006	132,040	31.79
Granted	381,796	40.96
Vested (total fair value $6.1 million)	(142,971)	34.51
Forfeited	(10,281)	40.54
Outstanding at January 25, 2007	360,584	

On February 26, 2007, the Company granted stock awards for 153,600 shares pursuant to its fiscal 2007 performance-based stock award program due to the achievement of pre-defined performance objectives related to fiscal 2007 operating results. The Company may also grant additional stock awards for up to 230,400 shares under existing performance-based awards, subject to achievement of pre-defined performance objectives.

11. Income Taxes

Income tax expense is summarized as follows:

	Fiscal Year		
	2007	2006	2005
		Thousands	
Current:			
Federal	$ 51,341	$26,997	$ 4,052
State	12,191	7,242	1,045
	63,532	34,239	5,097
Deferred	(21,554)	10,180	15,712
Total	$ 41,978	$44,419	$20,809

The reconciliation between the federal statutory tax rate and the Company's effective tax rates is as follows:

	Fiscal Year		
	2007	2006	2005
Federal income taxes at statutory rate	35.0%	35.0%	35.0%
State income tax, net of federal benefits	3.9%	4.3%	4.5%
Benefits of tax credits	(0.3)%	(0.8)%	(0.8)%
Benefits of deductible dividends paid on employee stock ownership plan shares	(1.0)%	(1.0)%	(2.3)%
Other	(1.5)%	0.0%	(0.3)%
Effective income tax rate	36.1%	37.5%	36.1%

Significant components of the Company's deferred tax assets and liabilities are as follows:

	January 25, 2007	January 26, 2006
	Thousands	
Deferred tax assets:		
Employee compensation and benefits	$46,708	$41,937
Deferred rent	16,075	12,214
Pharmacy benefit services contract accruals	12,437	—
Accounts receivable and related reserves	3,649	1,810
Intangible assets	—	1,566
Other	5,604	8,873
	84,473	66,400
Deferred tax liabilities:		
Property and depreciation	42,864	47,667
Intangible assets	3,836	—
Other	6,408	8,922
	53,108	56,589
Net deferred tax asset	$31,365	$ 9,811

The Company has state tax credits of $0.8 million that may be carried forward for an indefinite period of time to offset future state taxable income.

12. Stockholders' Equity

Authorized capital stock consists of 120 million shares of common stock, $.50 par value, and 30 million shares of preferred stock. The Company repurchased shares of its outstanding common stock in each of the last three years, as follows:

	Fiscal Year		
	2007	2006	2005
Shares repurchased	984,000	1,420,000	736,260
Total cost (millions)	$44.1	$55.1	$16.9

These shares were repurchased under various programs authorized by the Company's Board of Directors, most recently in May 2005. Under the May 2005 share repurchase program, the Company is authorized to repurchase additional shares of its outstanding common stock for a maximum additional expenditure of $76.0 million.

13. Segment Information

The Company operates in two business segments: retail drug stores and pharmacy benefit services. These segments were identified based on their separate and distinct products and services, technology, marketing strategies and management reporting. Management evaluates the segments' operating performance separately and allocates resources based on their respective financial condition, results of operations and cash flows. Inter-segment transactions and balances are eliminated in consolidation.

Pharmacy is the cornerstone of the retail drug store segment, complemented by such core front-end categories as cosmetics, over-the-counter medications, health and beauty products, photo and photo processing, and food and beverage items. As of January 25, 2007, the retail drug store segment operated 509 retail stores in six western states primarily under the names Longs, Longs Drugs, Longs Drug Stores and Longs Pharmacy. The retail drug store segment also operates a mail order pharmacy business.

The pharmacy benefit services segment, operated through the Company's subsidiary, RxAmerica, LLC, provides pharmacy benefit management services whereby RxAmerica contracts with third-party health plans, retail pharmacies and drug manufacturers to provide a range of services to third-party health plan members, including pharmacy benefit plan design and implementation, claims administration and formulary management. In addition, beginning January 1, 2006, the pharmacy benefit services segment operates prescription drug plans under Medicare Part D as established by the Medicare Prescription Drug, Improvement and Modernization Act of 2003. Fiscal 2007 was the first full year of results for the new prescription drug plans.

The following table summarizes significant financial information by segment:

	Fiscal Year		
	2007	2006	2005
		Thousands	
Revenues:			
Retail Drug Stores	$4,776,696	$4,616,846	$4,575,051
Pharmacy Benefit Services	320,356	53,457	32,822
Consolidated Totals	$5,097,052	$4,670,303	$4,607,873
Operating Income:			
Retail Drug Stores	$ 84,075	$ 117,686	$ 58,519
Pharmacy Benefit Services	39,210	8,477	12,552
Consolidated Totals	$ 123,285	$ 126,163	$ 71,071
Total Assets:			
Retail Drug Stores	$1,568,619	$1,445,650	$1,374,339
Pharmacy Benefit Services	223,342	126,704	87,259
Inter-segment Eliminations	(104,293)	(77,025)	(48,503)
Consolidated Totals	$1,687,668	$1,495,329	$1,413,095

The retail drug store segment accounts for substantially all of the Company's capital expenditures, depreciation and amortization; and all of the gain on sale of distribution center, provision for store closures and asset impairments, and legal settlements and other disputes.

Consolidated total revenues include the following product and service types:

	Fiscal Year		
	2007	2006	2005
		Thousands	
Pharmacy sales	$2,408,849	$2,245,296	$2,168,049
Front-end sales	2,367,847	2,371,550	2,407,002
Pharmacy benefit management revenues	39,637	37,256	32,822
Prescription drug plan revenues	280,719	16,201	—
Consolidated total revenues	$5,097,052	$4,670,303	$4,607,873

14. Selected Quarterly Information (Unaudited)

Summarized quarterly results of operations for the years ended January 25, 2007 and January 26, 2006 are as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
		Thousands, except per share data			
Year ended January 25, 2007					
Revenues:					
Retail drug store sales	$1,165,961	$1,192,617	$1,153,817	$1,264,301	$4,776,696
Pharmacy benefit services revenues	93,400	75,343	75,015	76,598	320,356
Total revenues	1,259,361	1,267,960	1,228,832	1,340,899	5,097,052
Retail drug store gross profit	290,006	300,483	286,790	319,116	1,196,395
Prescription drug plan gross profit	5,041	10,020	20,266	16,213	51,540
Net income	15,784	19,032	12,705	26,940	74,461
Earnings per common share:					
Basic	0.42	0.51	0.34	0.73	2.00
Diluted	0.41	0.50	0.33	0.71	1.95
Year ended January 26, 2006					
Revenues:					
Retail drug store sales	$1,140,820	$1,147,895	$1,111,533	$1,216,598	$4,616,846
Pharmacy benefit services revenues	9,608	9,576	8,851	25,422	53,457
Total revenues	1,150,428	1,157,471	1,120,384	1,242,020	4,670,303
Retail drug store gross profit	293,336	299,349	279,886	313,308	1,185,879
Prescription drug plan gross profit	N/A	N/A	N/A	3,969	3,969
Net income, as adjusted (Note 2)	12,799	16,743	8,926	35,419	73,887
Earnings per common share, as adjusted (Note 2):					
Basic	0.34	0.45	0.24	0.95	1.98
Diluted	0.34	0.43	0.23	0.93	1.93

Pharmacy benefit services revenues include pharmacy benefit management revenues and, beginning January 1, 2006, revenues for prescription drug plans under Medicare Part D as established by the Medicare Prescription Drug, Improvement and Modernization Act of 2003. Prescription drug plan gross profit is measured based on prescription drug plan benefit costs and prescription drug plan revenues. Pharmacy benefit management revenues are reported net of reimbursements to participating pharmacies.

Results for the fourth quarter of fiscal 2007 included $6.3 million of pre-tax charges associated with the Company's planned disposition of 31 stores during fiscal 2008. Results for the fourth quarter of fiscal 2006 included a pre-tax gain of $11.0 million for the sale of the Company's front-end distribution center in Lathrop, California.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Longs Drug Stores Corporation
Walnut Creek, California

We have audited the accompanying consolidated balance sheets of Longs Drug Stores Corporation and subsidiaries (the "Company") as of January 25, 2007 and January 26, 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended January 25, 2007. We also have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of January 25, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements, an opinion on management's assessment, and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As discussed in Note 2 to the consolidated financial statements, (i) the Company adopted Statement of Financial Accounting Standards No. 123(R), "*Share Based Payment,*" effective January 27, 2006 and (ii) the

Company changed its method of accounting for rental costs associated with ground or building operating leases that are incurred during a construction period to conform to FASB Staff Position No. FAS 13-1, "*Accounting for Rental Costs Incurred During a Construction Period,*" effective January 27, 2006 and retrospectively adjusted the 2006 and 2005 financial statements for the change.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Longs Drug Stores Corporation and subsidiaries as of January 25, 2007 and January 26, 2006, and the results of their operations and their cash flows for each of the three years in the period ended January 25, 2007, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of January 25, 2007, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 25, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ Deloitte & Touche LLP
San Francisco, California
March 15, 2007

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.***

None.

Item 9A. ***Controls and Procedures.***

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting as of January 25, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on our assessment we believe that, as of January 25, 2007, our internal control over financial reporting is effective based on those criteria.

Our independent registered public accounting firm, Deloitte & Touche LLP, has audited our assessment and their report is included herein.

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As of January 25, 2007, the end of the period covered by this annual report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective and adequate to provide reasonable assurance that material information relating to the company would be made known to them on a timely basis.

There have been no changes in our internal control over financial reporting that occurred during the fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information.***

No events have occurred which would require disclosure under this Item.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance.***

Information concerning this item will be in our definitive proxy statement to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 for our 2007 annual meeting of stockholders and is incorporated herein by reference.

Item 11. ***Executive Compensation.***

Information concerning this item will be in our definitive proxy statement to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 for our 2007 annual meeting of stockholders and is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.***

Information concerning this item will be in our definitive proxy statement to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 for our 2007 annual meeting of stockholders and is incorporated herein by reference.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence.***

Information concerning this item will be in our definitive proxy statement to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 for our 2007 annual meeting of stockholders and is incorporated herein by reference.

Item 14. ***Principal Accountant Fees and Services.***

Information concerning this item will be in our definitive proxy statement to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 for our 2007 annual meeting of stockholders and is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules.***

Financial Statements and Schedules

(a)(1) The Financial Statements are filed with this Form 10-K at pages 34-60.

(a)(2) All schedules required by this Item are omitted because they are not applicable or the information is included in the financial statements or related notes.

(a)(3) EXHIBITS

Exhibit No.

3. Articles of Incorporation and By-Laws

   1. Restated Articles of Incorporation, amended June 3, 1997, as incorporated herein by reference, as previously filed with the Commission on September 12, 1997, as Exhibit 1 to Form 10-Q.
   2. Articles of Amendment of Longs Drug Stores Corporation, as filed with the State Department of Assessments and Taxation of the State of Maryland on May 24, 2006, as previously filed with the Commission on June 1, 2006, as Exhibit 3.2 to Form 10-Q.
   3. Amended Bylaws of Longs Drug Stores Corporation, dated May 24, 2006, as previously filed with the Commission on June 1, 2006, as Exhibit 3.3 to Form 10-Q.

10. Material Contracts

   1. The Longs Drug Stores Corporation Deferred Compensation Plan of 1995 is incorporated herein by reference as previously filed with the Commission on June 6, 1995, on Form S-8, Registration No. 033-60005.*
   2. Forms of Renewal of Agreements for Termination Benefits, dated August 22, 1996, are incorporated herein by reference as previously filed with the Commission on December 6, 1996, as Exhibits 2 and 3.*
   3. Shareholder Rights Agreement of Longs Drug Stores Corporation dated August 20, 1996 is incorporated herein by reference as previously filed with the Commission on September 16, 1996, as Exhibit 1 to Form 8-K.
   4. Employment agreement between the Company and Steven F. McCann, Senior Vice President, Chief Financial Officer, and Treasurer, dated April 17, 2000 is incorporated by reference as previously filed with the Commission on September 11, 2000, as Exhibit 10.1 to Form 10-Q.*
   5. Amendment to Shareholder Rights Agreement of Longs Drug Stores Corporation dated August 15, 2000, between the Company and Chase Mellon Shareholder Services, L.L.C. is incorporated herein by reference as previously filed with the Commission on December 11, 2000, as Exhibit 4(a) to Form 10-Q.
   6. Amendments to the Longs Drug Stores Corporation Deferred Compensation Plan of 1995 is incorporated herein by reference as previously filed with the Commission on April 13, 2001, as Exhibit 10(d) to Form 10-K.*
   7. Employment agreement between the Company and Linda M. Watt, Senior Vice President of Human Resources, dated June 7, 2001 is incorporated by reference as previously filed with the Commission on September 7, 2001, as Exhibit 10.1 to Form 10-Q.*

Exhibit No.

8. Employment agreement between the Company and Todd J. Vasos, Senior Vice President—Marketing, dated November 21, 2001, is incorporated herein by reference as previously filed with the Commission on April 17, 2002, as Exhibit 10(l) to Form 10-K.*

9. Amendment to employment agreement between the Company and Steven F. McCann, Senior Vice President, Chief Financial Officer and Treasurer, dated May 22, 2002, is incorporated herein by reference as previously filed with the Commission on September 16, 2002, as Exhibit 10.1 to Form 10-Q.*

10. The Longs Drug Stores Corporation 1995 Long-Term Incentive Plan, as amended, is incorporated herein by reference as previously filed with the Commission on August 29, 2002, on Form S-8, Registration No. 333-98913.*

11. The Longs Drug Stores Corporation Amended and Restated 1995 Long-Term Incentive Plan, as previously filed with the Commission on April 11, 2005, as exhibit to Proxy Statement in connection with the Company's May 24, 2005 Annual Meeting of Stockholders.*

12. Employment agreement between the Company and Warren F. Bryant, dated October 30, 2002, is incorporated herein by reference as previously filed with the Commission on December 16, 2002, as Exhibit 10.2 to Form 10-Q.*

13. The Longs Drug Stores Corporation Non-Executive Long-Term Incentive Plan, as amended, is incorporated by reference as previously filed with the Commission on April 18, 2003, as Exhibit (s) on Form 10-K.

14. Employment agreement between the Company and Bruce E. Schwallie, dated as of February 1, 2002, is incorporated herein by reference as previously filed with the Commission on April 18, 2003, as Exhibit (u) to Form 10-K.*

15. Employment agreement between the Company and Michael M. Laddon, dated February 25, 2003, is incorporated herein by reference, as previously filed with the Commission on June 16, 2003, as Exhibit 10.2 to Form 10-Q.*

16. Employment agreement between the Company and William J. Rainey, is incorporated herein by reference, as previously filed with the Commission on June 16, 2003, as Exhibit 10.3 to Form 10-Q.*

17. Longs Drug Stores Corporation 2003 Executive Incentive Plan, as approved by stockholders on May 20, 2003, is incorporated herein by reference, as previously filed with the Commission on September 12, 2003, as Exhibit 10.1 to Form 10-Q.*

18. Amendment to the Longs Drug Stores Corporation 1995 Long-Term Incentive Plan, as approved by stockholders on May 20, 2003, is incorporated herein by reference, as previously filed with the Commission on September 12, 2003, as Exhibit 10.2 to Form 10-Q.*

19. Form of Agreement for Termination Benefits in the Event of a Change in Corporate Control between Longs Drug Stores California, Inc. and employees at a Senior Vice President level or above, is incorporated herein by reference, as previously filed with the Commission on September 12, 2003, as Exhibit 10.4 to Form 10-Q.*

20. Form of Retention Agreement between Longs Drug Stores California, Inc. and employees at a Senior Vice President level or above, is incorporated herein by reference, as previously filed with the Commission on September 12, 2003, as Exhibit 10.5 to Form 10-Q.*

Exhibit No.

21. First Amendment to Employment Agreement among Warren F. Bryant, the Company and Longs Drug Stores California, Inc., dated March 2, 2004, is incorporated herein by reference as previously filed with the Commission on April 12, 2004, as Exhibit 10.cc to Form 10-K.*

22. Form of Indemnification Agreement between the Company and directors of Longs Drug Stores Corporation, is incorporated herein by reference, as previously filed with the Commission on April 12, 2004, as Exhibit 10.dd to Form 10-K.*

23. Form of Indemnification Agreement between the Company and non-director officers of Longs Drug Stores Corporation, is incorporated herein by reference, as previously filed with the Commission on April 12, 2004, as Exhibit 10.ee to Form 10-K.*

24. Form of Indemnification Agreement between Longs Drug Stores California, Inc. and directors and certain officers of Longs Drug Stores California, Inc. is incorporated herein by reference, as previously filed with the Commission on April 12, 2004, as Exhibit 10.ff to Form 10-K.*

25. Amendment to employment agreement between the Company and Michael M. Laddon, dated June 1, 2004, is incorporated herein by reference as previously filed with the Commission on June 4, 2004, as Exhibit 10 to Form 10-Q. *

26. Credit Agreement dated as of August 6, 2004, between Longs Drug Stores California, Inc. and the lenders thereunder is incorporated herein by reference as previously filed with the Commission on September 3, 2004, as Exhibit 10 to Form 10-Q.

27. Form of stock option agreement for non-employee directors in Longs Drug Stores Corporation 1995 Long-Term Incentive Plan, is incorporated herein by reference, as previously filed with the Commission on December 3, 2004, as Exhibit 10.1 to Form 10-Q.*

28. Form of stock option agreement in Longs Drug Stores Corporation 1995 Long-Term Incentive Plan, is incorporated herein by reference, as previously filed with the Commission on December 3, 2004, as Exhibit 10.2 to Form 10-Q.*

29. Form of restricted stock award agreement in Longs Drug Stores Corporation 1995 Long-Term Incentive Plan, is incorporated herein by reference, as previously filed with the Commission on December 3, 2004, as Exhibit 10.3 to Form 10-Q.*

30. Form of restricted stock award agreement in Longs Drug Stores Corporation Non-Executive Long-Term Incentive Plan, is incorporated herein by reference, as previously filed with the Commission on December 3, 2004, as Exhibit 10.4 to Form 10-Q.*

31. Form of stock option agreement in Longs Drug Stores Corporation Non-Executive Long-Term Incentive Plan, is incorporated herein by reference, as previously filed with the Commission on December 3, 2004, as Exhibit 10.5 to Form 10-Q.*

32. Form of restricted stock award agreement for senior officers under the Longs Drug Stores Corporation 1995 Long-Term Incentive Plan, is incorporated herein by reference, as previously filed with the Commission on June 2, 2005, as Exhibit 10.1 to Form 10-Q.*

33. Form of restricted stock award agreement for non-senior officers under the Longs Drug Stores Corporation 1995 Long-Term Incentive Plan, is incorporated herein by reference, as previously filed with the Commission on June 2, 2005, as Exhibit 10.2 to Form 10-Q.*

34. Form of restricted stock award under the Longs Drug Stores Corporation Non-Executive Long-Term Incentive Plan, is incorporated herein by reference, as previously filed with the Commission on June 2, 2005, as Exhibit 10.2 to Form 10-Q.*

Exhibit No.

35. Prime Vendor Agreement, dated March 14, 2006, between AmerisourceBergen Drug Corporation and Longs Drugs Stores California, Inc., is incorporated herein by reference, as previously filed with the Commission on June 1, 2006, as Exhibit 10.1 to Form 10-Q.***

36. First Amendment to the Prime Vendor Agreement, effective April 19, 2006, between AmerisourceBergen Drug Corporation and Longs Drugs Stores California, Inc., is incorporated herein by reference, as previously filed with the Commission on June 1, 2006, as Exhibit 10.2 to Form 10-Q.***

37. Employment Agreement between Longs Drug Stores California, Inc. and Karen L. Stout, dated April 21, 2006, is incorporated herein by reference, as previously filed with the Commission on June 1, 2006, as Exhibit 10.3 to Form 10-Q.*

38. First Amendment to Credit Agreement, dated as of January 30, 2007, by and among the Company and the lenders party thereto, as previously filed with the Commission on February 1, 2007, as Exhibit 10.1 to Form 8-K.

39. Employment Agreement between the Company and Roger L. Chelemedos, dated May 9, 2006.*

40. Form of non-employee directors' restricted stock award agreement pursuant to the Longs Drug Stores Corporation 1995 Long-Term Incentive Plan.*

21. Subsidiaries of the Registrant.

23. Consent of Independent Registered Public Accounting Firm.

31. Certification of the Chief Executive Officer and the Chief Financial Officer of Longs Drug Stores Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. **

32. Certification of the Chief Executive Officer and the Chief Financial Officer of Longs Drug Stores Corporation, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. **

---

* Indicates a management contract or compensatory plan or arrangement.

** These certifications are being furnished solely to accompany this annual report pursuant to 18 U.S.C. §1350, and are not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and are not to be incorporated by reference to any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

*** Confidential portions of this Exhibit were deleted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LONGS DRUG STORES CORPORATION
(Registrant)

Date: March 16, 2007	/s/ S. F. MCCANN **(S. F. McCann)** *Executive Vice President,* *Chief Financial Officer*
Date: March 16, 2007	/s/ R. L. CHELEMEDOS **(R. L. Chelemedos)** *Senior Vice President—Finance* *Controller and Treasurer* *(Principal Accounting Officer)*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been duly signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ W. F. BRYANT **(W. F. Bryant)**	Chairman, President and Chief Executive Officer *(Principal Executive Officer)*	March 16, 2007
/s/ L. T. BARNES, JR. **(L. T. Barnes, Jr.)**	Director	March 16, 2007
/s/ M. H. DASHE **(M. H. Dashe)**	Director	March 16, 2007
/s/ E. S. DILSAVER **(E. S. Dilsaver)**	Director	March 16, 2007
/s/ L. M. HARPER **(L. M. Harper)**	Director	March 16, 2007
/s/ R. M. LONG **(R. M. Long)**	Director	March 16, 2007
/s/ M. S. METZ, PH.D. **(M. S. Metz, Ph.D.)**	Director	March 16, 2007
/s/ H. R. SOMERSET **(H. R. Somerset)**	Director	March 16, 2007
/s/ D. A. TANOUE **(D. A. Tanoue)**	Director	March 16, 2007
/s/ A. G. WAGNER **(A. G. Wagner)**	Director	March 16, 2007

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Exhibit 31

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Warren F. Bryant, certify that:

1. I have reviewed this annual report on Form 10-K of Longs Drug Stores Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2007

/s/ WARREN F. BRYANT

Warren F. Bryant
Chairman, President and Chief Executive Officer

A signed original of this written statement required by Section 302 has been provided to Longs Drug Stores Corporation and will be retained by Longs Drug Stores Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Steven F. McCann, certify that:

1. I have reviewed this annual report on Form 10-K of Longs Drug Stores Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2007

/s/ STEVEN F. MCCANN

Steven F. McCann
Executive Vice President, Chief Financial Officer

A signed original of this written statement required by Section 302 has been provided to Longs Drug Stores Corporation and will be retained by Longs Drug Stores Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C. § 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officers of Longs Drug Stores Corporation (the "Company") hereby certify, to such officers' knowledge, that:

(i) the Annual Report on Form 10-K of the Company for the annual period ended January 25, 2007 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 16, 2007

/s/ WARREN F. BRYANT

Warren F. Bryant
Chairman, President and Chief Executive Officer

Date: March 16, 2007

/s/ STEVEN F. MCCANN

Steven F. McCann
Executive Vice President, Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Longs Drug Stores Corporation and will be retained by Longs Drug Stores Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

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Board of Directors

Warren F. Bryant
Chairman, President and
Chief Executive Officer

Murray H. Dashe [1][2][3]
Lead Director
Former Chairman of the Board,
Chief Executive Officer and
President
Cost Plus, Inc.

Leroy T. Barnes, Jr. [1][3]
Former Vice President and Treasurer
PG&E Corporation

Evelyn S. Dilsaver [1][3]
President and Chief Executive
Officer
Charles Schwab Investment
Management, Inc. and
Executive Vice President
The Charles Schwab Corporation

Lisa M. Harper [2]
Retired Chairman and Chief Creative
Officer
The Gymboree Corporation

Robert M. Long
Chairman Emeritus

Mary S. Metz, Ph.D. [1][3]
Retired President
S.H. Cowell Foundation

Harold R. Somerset [1][2]
Business Consultant

Donna A. Tanoue [1][2]
Vice Chairman
Bank of Hawaii Corporation

Anthony G. Wagner [2][3]
Retired Vice President
Kaiser Foundation Health Plan, Inc.

Senior Officers

Warren F. Bryant
Chairman, President and
Chief Executive Officer

Steven F. McCann
Executive Vice President and
Chief Financial Officer

Bruce E. Schwallie
Executive Vice President
Business Development and
Managed Care

Karen L. Stout
Executive Vice President and
Chief Operating Officer

Roger L. Chelemedos
Senior Vice President
Finance, Controller and Treasurer

Michael M. Laddon
Senior Vice President
Chief Information Officer

William J. Rainey
Senior Vice President
General Counsel and Secretary

Todd J. Vasos
Senior Vice President
Chief Merchandising Officer

Linda M. Watt
Senior Vice President
Human Resources

Company Executives

Richard L. Andrews
Vice President
Loss Prevention

Donald W. Anderson
Vice President
Business Development

Alfred A. Arrigoni
Vice President
Construction

David T. Baker
Vice President
Labor Management

Marlon D. Bradford
Group Vice President
Store Operations

Ann Coeur
Vice President
District Manager

Michael A. Fruguglietti
District Manager

Jill A. Gridley
District Manager

Lucy C. Maehl
District Manager

Salvador Petrucelli
Vice President
District Manager

Craig R. Thomsen
District Manager

Michael L. Cantrell
Vice President
Professional Services

Lisa K. Cheever
Vice President
Retail Operations Support

---

(1) Audit and Finance Committee
(2) Compensation Committee
(3) Governance and Nominating Committee

Company Executives

Charles J. Dub
Group Vice President
Store Operations

Alex M. Kato
District Manager

Matthew J. Elvis
District Manager

Stephen D. Nordstrom
District Manager

Maria L. Robles
District Manager

Andrew S. Rutherford, Jr.
District Manager

Mark K. Szto
District Manager

Abbas Faiq
Group Vice President
Information Systems Development

John W. Flanigan
Group Vice President
Distribution and Logistics

John Gardynik
Group Vice President
RxAmerica

Lawrence J. Gatta, Jr.
Group Vice President
Marketing

Robert F. Ingersoll
Group Vice President
Store Operations

Denis M. Akimoto
District Manager

Michael W. Maher, Jr.
Vice President
Divisional Controller

Brian McAndrews
Vice President
Real Estate

James M. Patitucci
Group Vice President
Store Operations

Phyllis J. Proffer
Vice President
Investor Relations and
Corporate Communications

Company Executives

Edward R. Puskas
Vice President
Information Technology

Frank V. Scorpiniti
Vice President
Pharmacy Operations

David L. Stewart
Vice President
Corporate Advertising

Timothy J. Stewart
Vice President
Supply Chain Systems

Daniel R. Thorson
Group Vice President
Financial Planning and Analysis

W. Allan Torres
Group Vice President
Store Operations

John A. Bogdanowicz
District Manager

Vincent J. De Crisce
District Manager

Mary Patricia Fuhring
District Manager

Robert Godlasky
District Manager

Ralph R. Ramsey
District Manager

Thomas H. Rocek
District Manager

Lori J. Vandever
Vice President
Procurement

Grover L. White
Vice President
Administration and
Special Projects

Corporate and Stockholder Information

Corporate Offices
141 North Civic Drive
Walnut Creek, CA 94596
925-937-1170

Transfer Agent and Registrar
Wells Fargo Shareowner Services
P.O. Box 64874
St. Paul, MN 55164-0874
Toll Free: 1-800-401-1957

Common Shares
LDG
LISTED
NYSE
Common shares of
Long Drug Stores Corporation
Are traded on the New York Stock
Exchange under the symbol LDG

Independent Auditors
Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105

Annual Meeting
Tuesday, May 22, 2007
11:00 a.m. (PDT)
Shadelands Arts Center
111 North Wiget Lane
Walnut Creek, CA 94596

Investor Contact
Phyllis J. Proffer
Investor Relations
Longs Drug Stores Corporation
141 North Civic Drive
Walnut Creek, CA 94596
925-979-3979
pproffer@longs.com

Web Site
www.longs.com

Longs Drug Stores Corporation, 141 North Civic Drive, Walnut Creek, CA 94596

END